Exhibit 2.1

AGREEMENT AND PLAN OF MERGER

by and among

WORKDAY, INC.,

a Delaware corporation,

ARMADILLO ACQUISITION SUB, INC.,

a Delaware corporation,

and

ADAPTIVE INSIGHTS, INC.,

a Delaware corporation

Dated as of June 11, 2018

Exhibits

Exhibit A	-	Definitions
Exhibit B	-	Form of Written Consent
Exhibit C	-	Form of Stockholder Agreement
Exhibit D	-	Form of Certificate of Merger
Exhibit E-1	-	Form of FIRPTA Notice
Exhibit E-2	-	Form of FIRPTA Notification Letter
Exhibit F	-	Form of Parachute Payment Waiver

Schedules

Company Disclosure Letter

Schedule A	-	Key Employees
Schedule B	-	Consenting Stockholders

AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER (this “Agreement”) is made and entered into as of June 11, 2018 (the “Agreement Date”), by and among Workday, Inc., a Delaware corporation (“Acquirer”), Armadillo Acquisition Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Acquirer (“Merger Sub”) and Adaptive Insights, Inc., a Delaware corporation (the “Company”). Certain other capitalized terms used herein are defined in Exhibit A.

RECITALS

A.

Acquirer, Merger Sub and the Company intend to effect a merger of Merger Sub with and into the Company in accordance with this Agreement (the “Merger”). Upon consummation of the Merger, Merger Sub will cease to exist, and the Company will become a wholly owned subsidiary of Acquirer.

B.

The board of directors of the Company (the “Board”) has carefully considered the terms of this Agreement and has unanimously (1) declared this Agreement, the Merger and the transactions contemplated by this Agreement (collectively, the “Transactions”), upon the terms and subject to the conditions set forth herein, advisable, fair to and in the best interests of the Company and the Company Stockholders, (2) subject to obtaining the Company Stockholder Approval, approved this Agreement in accordance with Applicable Law and (3) adopted a resolution directing that the adoption of this Agreement and approval of the principal terms of the Merger be submitted to the Company Stockholders for consideration and recommending that all of the Company Stockholders adopt this Agreement and approve the Merger.

C.

The board of directors of Merger Sub has (1) declared this Agreement, the Merger and the other Transactions, upon the terms and subject to the conditions set forth herein, advisable, fair to and in the best interests of Merger Sub and the stockholder of Merger Sub and (2) adopted a resolution recommending that Acquirer, as the sole stockholder of Merger Sub, adopt this Agreement and approve the Merger.

D.

The board of directors of Acquirer has approved this Agreement and the Transactions, including the Merger, upon the terms and subject to the conditions set forth herein, and Acquirer, as the sole stockholder of Merger Sub, shall, on the Agreement Date immediately following execution and delivery of this Agreement, adopt this Agreement and approve the Merger.

E.

Concurrently with the execution of this Agreement, and as a condition and inducement to Acquirer’s and Merger Sub’s willingness to enter into this Agreement, each of the employees listed on Schedule A (each, a “Key Employee”) have each executed Acquirer’s customary form of (1) employment offer letter, together with a confidential information and invention assignment agreement (together, an “Offer Letter”) and (2) non-competition agreement (a “Non-Competition Agreement”), each to become effective upon the Closing.

F.

Immediately following the execution and delivery of this Agreement, the Company shall seek to obtain and deliver to Acquirer a written consent in substantially the form attached hereto as Exhibit B (a “Written Consent”) executed by the Company Stockholders identified on Schedule B (the “Consenting Stockholders”), evidencing the obtainment of the requirements of clauses (i) and (iii) in the definition of “Company Stockholder Approval”, and the Company shall seek to obtain and deliver to Acquirer immediately after the delivery of such Written Consent a stockholder agreement in substantially the form attached hereto as Exhibit C (the “Stockholder Agreement”) executed by each Consenting Stockholder.

NOW, THEREFORE, in consideration of the representations, warranties, covenants, agreements and obligations contained herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

ARTICLE I

THE MERGER

1.1 The Merger.

(a) Merger of Merger Sub into the Company. Upon the terms and subject to the conditions set forth herein, at the Effective Time, Merger Sub shall be merged with and into the Company, and the separate existence of Merger Sub shall cease. The Company will continue as the surviving corporation in the Merger (sometimes referred to herein as the “Surviving Corporation”) and as a wholly owned subsidiary of Acquirer.

(b) Effects of the Merger. The Merger shall have the effects set forth herein and in the applicable provisions of the DGCL.

(c) Closing. Upon the terms and subject to the conditions set forth herein, the closing of the Transactions (the “Closing”) shall take place at the offices of Fenwick & West LLP, Silicon Valley Center, 801 California Street, Mountain View, California, 94041, or at such other location as Acquirer and the Company agree, (i) at 10:00 a.m. Pacific time on a date to be agreed by Acquirer and the Company, which date shall be no later than the third Business Day following the date on which all of the conditions set forth in Article VI have been satisfied or waived (other than those conditions that, by their terms, are intended to be satisfied at the Closing, but subject to the satisfaction or waiver of those conditions); provided that such date shall be no earlier than August 1, 2018; provided, further, that if such Business Day would otherwise occur anytime during the final fifteen (15) days of a fiscal quarter of Acquirer, then Acquirer may, in its discretion, delay the Closing until the first Business Day following the period in which the Closing was delayed, in which case the Closing shall be held on such first Business Day, so long as, as of the date the Closing would have otherwise occurred but for this proviso; or (ii) such other time as Acquirer and the Company agree. The date on which the Closing occurs is sometimes referred to herein as the “Closing Date.”

(d) Effective Time. A certificate of merger satisfying the applicable requirements of the DGCL in substantially the form attached hereto as Exhibit D (the “Certificate of Merger”) shall be duly executed by the Company and, as soon as practicable following the Closing, delivered to the Secretary of State of the State of Delaware for filing. The Merger shall become effective upon the filing of the Certificate of Merger with the Secretary of State of the State of Delaware or at such later time as Acquirer and the Company agree and specify in the Certificate of Merger (the “Effective Time”).

(e) Certificate of Incorporation and Bylaws; Directors and Officers. Unless otherwise determined by Acquirer and the Company prior to the Effective Time:

(i) the certificate of incorporation of the Surviving Corporation shall be amended and restated as of the Effective Time to read as set forth in the Certificate of Merger until thereafter amended as provided by the DGCL;

(ii) the Company shall take all actions necessary to cause the bylaws of the Company to be amended and restated as of the Effective Time to be identical (other than as to name) to the bylaws of Merger Sub as in effect immediately prior to the Effective Time; and

(iii) the Company shall take all actions necessary to cause the directors and officers of Merger Sub immediately prior to the Effective Time to be the only directors and officers of the Surviving Corporation immediately after the Effective Time until their respective successors are duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the certificate of incorporation and bylaws of the Surviving Corporation.

1.2 Closing Deliveries.

(a) Acquirer Deliveries. Acquirer shall deliver to the Company, at or prior to the Closing, a certificate, dated as of the Closing Date, executed on behalf of Acquirer by a duly authorized officer of Acquirer to the effect that each of the conditions set forth in Section 6.2(a) has been satisfied.

(b) Company Deliveries. The Company shall deliver to Acquirer, at or prior to the Closing:

(i) a certificate, dated as of the Closing Date and executed on behalf of the Company by its Chief Executive Officer, to the effect that each of the conditions set forth in Section 6.3(a) and Section 6.3(e) has been satisfied;

(ii) a certificate, dated as of the Closing Date and executed on behalf of the Company by its Secretary, certifying (A) the certificate of incorporation of the Company (the “Certificate of Incorporation”) in effect as of immediately prior to the Closing, (B) the bylaws of the Company (the “Bylaws”) in effect as of immediately prior to the Closing, and (C) the resolutions of the Board (I) declaring this Agreement and the Transactions, including the Merger, upon the terms and subject to the conditions set forth herein, advisable, fair to and in the best interests of the Company and the Company Stockholders, (II) approving this Agreement in accordance with the DGCL and (III) directing that the adoption of this Agreement be submitted to the Company Stockholders for consideration and recommending that all of the Company Stockholders adopt this Agreement and approve the Merger;

(iii) the Spreadsheet completed to include all of the information specified in Section 5.8 in a form reasonably satisfactory to Acquirer and a certificate executed by the Chief Executive Officer of the Company, dated as of the Closing Date, certifying on behalf of the Company that the Spreadsheet is true, correct and complete;

(iv) FIRPTA documentation, consisting of (A) a notice to the IRS, in accordance with the requirements of Treasury Regulation Section 1.897-2(h)(2), in substantially the form attached hereto as Exhibit E-1, dated as of the Closing Date and executed by the Company, together with written authorization for Acquirer to deliver such notice form to the IRS on behalf of the Company after the Closing, and (B) a FIRPTA Notification Letter, in substantially the form attached hereto as Exhibit E-2, dated as of the Closing Date and executed by the Company;

(v) the Certificate of Merger, executed by the Company; and

(vi) a parachute payment waiver, in substantially the form attached hereto as Exhibit G (the “Parachute Payment Waiver”), executed by each Person required to execute such a waiver pursuant to Section 5.18.

1.3 Effect on Capital Stock and Options.

(a) Treatment of Company Capital Stock and Company Options and Company Warrants. Upon the terms and subject to the conditions set forth herein, at the Effective Time, by virtue of the Merger and without any action on the part of any party hereto, any Company Stockholder, any Company Optionholder, any Company Warrantholder or any other Person:

(i) Company Preferred Stock. Each share of Company Preferred Stock (other than Dissenting Shares and Disregarded Shares) held by a Converting Holder immediately prior to the Effective Time shall be deemed converted to Company Common Stock without any further action by such holder in accordance with the Certificate of Incorporation, immediately prior to the Effective Time and shall be treated in accordance with Section 1.3(a)(ii).

(ii) Company Common Stock. Each share of Company Common Stock, including any Company Preferred Stock deemed converted into Company Common Stock pursuant to Section 1.3(a)(i) above, held by a Converting Holder immediately prior to the Effective Time (other than Dissenting Shares and Disregarded Shares) shall be cancelled and automatically converted into the right to receive, subject to and in accordance with Section 1.4, an amount in cash, without interest, equal to the Common Per Share Consideration (the aggregate amount payable in respect of each such share of Company Common Stock, the “Closing Stock Consideration”). The amount of cash each Converting Holder holding shares of Company Common Stock, including any Company Preferred Stock deemed converted into Company Common Stock pursuant to Section 1.3(a)(i) above, is entitled to receive for such shares of Company Common Stock shall be rounded to the nearest cent on a Certificate-by-Certificate basis. The payment of cash pursuant to this Section 1.3(a)(ii) in exchange for Unvested Company Shares issued and outstanding immediately prior to the Effective Time shall be subject to the same restrictions and vesting arrangements that were applicable to such Unvested Company Shares immediately prior to or at the Effective Time (and no vesting acceleration shall occur by reason of the Merger or any subsequent event, such as termination of employment), except as may be specifically set forth in any offer letter between the holder and the Acquirer. Therefore, cash otherwise payable pursuant to this Section 1.3(a)(ii) in exchange for the Unvested Company Shares issued and outstanding immediately prior to the Effective Time (“Unvested Cash”) shall not automatically be payable by Acquirer at the Effective Time, and shall instead become payable by Acquirer on the date that such Unvested Company Shares would have become vested under the vesting schedule in place for such shares immediately prior to or at the Effective Time (subject to the restrictions and other terms of such vesting schedule). Acquirer may in its discretion make all such required payments to holders of Unvested Cash no later than the 15th day of the calendar month immediately following the calendar month in which such Unvested Cash would have become vested under the original vesting schedule, and in its discretion may make such payments through a paying agent authorized by Acquirer to administer such payments on Acquirer’s behalf or through Acquirer’s (or the Surviving Corporation’s) payroll system and in accordance with standard payroll practices (including withholding for applicable Taxes). All amounts payable pursuant to this Section 1.3(a)(ii) shall be subject to any required withholding of Taxes and shall be paid without interest. A portion of such newly vested cash so distributed will be treated as imputed interest to the extent required under the Code and the regulations promulgated thereunder. All outstanding rights to repurchase Unvested Company Shares that the Company may hold or similar restrictions in the Company’s favor immediately prior to the Effective Time (all such rights, the “Repurchase Rights”) shall be assigned to Acquirer in the Merger and shall thereafter be exercisable by Acquirer upon the same terms and subject to the same conditions that were in effect immediately prior to the Effective Time, except that Repurchase Rights may be exercised by Acquirer retaining the Unvested Cash into which such Unvested Company Shares have been converted and paying to the former holder thereof the repurchase price in effect for each such share subject to that Repurchase Right immediately prior to the Effective Time. No Unvested Cash, or right thereto, may be pledged, encumbered, sold, assigned or transferred (including any transfer by operation of law), by any Person, other than Acquirer, or be taken or reached by any legal or equitable process in satisfaction of any Liability of such Person, prior to the distribution to such Person of such Unvested Cash in accordance with this Agreement. The payment of cash pursuant to this Section 1.3(a)(ii) in exchange for Unvested Company Shares issued and outstanding immediately prior to the Effective Time shall be subject to the same restrictions and vesting arrangements that were applicable to such Unvested Company Shares immediately prior to or at the Effective Time.

(iii) Company Options.

(A) In the Money Options. Each In the Money Option shall, without further action on the part of any holder thereof, be cancelled and automatically converted into the right to receive, subject to and in accordance with Section 1.4, an amount in cash, without interest, for such holder’s Company Common Stock subject to such In the Money Option equal to (1) (A) the Common Per Share Consideration; multiplied (B) by the total number of shares of Company Common Stock subject to such In the Money Option held by such holder; minus (2) the aggregate purchase price for the exercise of the In the Money Option with respect to all shares of Company Common Stock subject to such In the Money Option (the aggregate amount payable in respect of each such In the Money Option, the “Closing Option Consideration”).

(B) Unvested Options. Except where prohibited by Applicable Law, each Unvested Option held by a Continuing Employee shall, on the terms and subject to the conditions set forth in this Agreement, be assumed and converted by Acquirer (such Unvested Options assumed hereunder, the “Assumed Options”) in accordance with Section 409A of the Code and Section 424 of the Code, and the attendant Treasury Regulations under such Code sections, and in accordance with Section 5.12. As set forth in Section 5.12, subject to any agreement entered into by such Continuing Employee with Acquirer or the Surviving Corporation, each Assumed Option shall be subject to the same vesting arrangements (including with respect to any acceleration existing as of the date hereto) that were applicable to such Assumed Option immediately prior to or at the Effective Time, except that (i) such Assumed Option shall be exercisable for that number of whole shares of Acquirer Class A Common Stock equal to the product (rounded down to the next whole number of shares of Acquirer Class A Common Stock, with no cash being payable for any fractional share eliminated by such rounding) of the number of shares of Company Common Stock that were issuable upon exercise of such option immediately prior to the Effective Time and the Option Exchange Ratio, (ii) the per share exercise price for the shares of Acquirer Class A Common Stock issuable upon exercise of such Assumed Option shall be equal to the quotient (rounded up to the next whole cent) obtained by dividing the exercise price per share of Company Common Stock at which such option was exercisable immediately prior to the Effective Time by the Option Exchange Ratio and (iii) subject to obtaining any consent required under the Company Option Plan from such Company Optionholder, no Assumed Option may be “early exercised” (i.e., an Assumed Option may be exercised for shares of Acquirer Class A Common Stock only to the extent the Assumed Option is vested at the time of exercise pursuant to the applicable vesting schedule). Acquirer will not assume any Unvested Options held by Persons that do not become Continuing Employees as of the Effective Time, and each such Unvested Option that is not an Assumed Options shall be cancelled for no consideration.

(iv) Company Restricted Stock Units. At the Effective Time, each Company Restricted Stock Unit held by a Continuing Employee that is unexpired, unexercised and outstanding immediately prior to the Effective Time shall, on the terms and subject to the conditions set forth in this Agreement, be assumed and converted by Acquirer in accordance with Section

5.13. As set forth in Section 5.13, each assumed Company Restricted Stock Unit that immediately prior to the Effective Time was not fully vested shall be subject to the same vesting arrangements that were applicable to such Company Restricted Stock Unit immediately prior to or at the Effective Time, and no vesting acceleration shall occur by reason of the Merger or any subsequent event, such as termination of employment. Acquirer will not assume any Company Restricted Stock Units held by Persons that are not Continuing Employees.

(v) Company Warrants. Each Outstanding Warrant shall, without further action on the part of any holder thereof, be cancelled and, subject to and in accordance with Section 1.4, automatically converted into the right to receive an amount in cash, without interest, for such holder’s Company Common Stock (including any Company Preferred Stock exercisable from such Outstanding Warrant deemed converted into Company Common Stock pursuant to Section 1.3(a)(i) above) exercisable from such Outstanding Warrant equal to (1) (A) the Common Per Share Consideration; multiplied by (B) the total number of shares of Company Common Stock subject to such Outstanding Warrant; minus (2) the aggregate purchase price for the exercise of such Outstanding Warrant with respect to all shares of Company Common Stock subject to such Outstanding Warrant (the aggregate amount payable in respect of each such Outstanding Warrant, the “Closing Warrant Consideration”).

(vi) Notwithstanding anything to the contrary contained herein, in no event shall the aggregate amount of cash to be paid by Acquirer to the Company Securityholders (including the Merger Consideration, but excluding the Employee RSUs) exceed the Stockholder Consideration.

(b) Treatment of Company Capital Stock Owned by the Company. At the Effective Time, all shares of Company Capital Stock that are owned by the Company as treasury stock immediately prior to the Effective Time shall be cancelled and extinguished without any conversion thereof or payment of any cash or other property or consideration therefor and shall cease to exist (all such shares of Company Capital Stock, the “Disregarded Shares”).

(c) Treatment of Merger Sub Capital Stock. At the Effective Time, by virtue of the Merger and without any action on the part of Acquirer, Merger Sub or any other Person, each share of capital stock of Merger Sub that is issued and outstanding immediately prior to the Effective Time shall be converted into and become one share of common stock of the Surviving Corporation (and the shares of the Surviving Corporation into which the shares of Merger Sub capital stock are so converted shall be the only shares of the Surviving Corporation’s capital stock that are issued and outstanding immediately after the Effective Time). From and after the Effective Time, each certificate evidencing ownership of a number of shares of Merger Sub capital stock will evidence ownership of such number of shares of common stock of the Surviving Corporation.

(d) Adjustments. In the event of any stock split, reverse stock split, stock dividend (including any dividend or distribution of securities convertible into capital stock), reorganization, reclassification, combination, recapitalization or other like change with respect to the Company Capital Stock occurring after the Agreement Date and prior to the Effective Time, all references herein to specified numbers of shares of any class or series affected thereby, and all calculations provided for that are based upon numbers of shares of any class or series (or trading prices therefor) affected thereby, shall be equitably adjusted to the extent necessary to provide the parties the same economic effect as contemplated by this Agreement prior to such stock split, reverse stock split, stock dividend, reorganization, reclassification, combination, recapitalization or other like change.

(e) Appraisal Rights. Notwithstanding anything to the contrary contained herein, any Dissenting Shares shall not be converted into the right to receive the applicable portion of the Merger Consideration, but shall instead be converted into the right to receive such consideration as may be determined to be due with respect to any such Dissenting Shares pursuant to the DGCL or the CCC. Each holder of Dissenting Shares who, pursuant to the DGCL or the CCC, becomes entitled to payment thereunder for such shares shall receive payment therefor in accordance with the DGCL or the CCC (but only after the value therefor shall have been agreed upon or finally determined pursuant to such provisions). If, after the Effective Time, any Dissenting Shares shall lose their status as Dissenting Shares, then any such shares shall immediately be deemed to have converted at the Effective Time into the right to receive the applicable portion of the Merger Consideration in respect of such shares as if such shares never had been Dissenting Shares, and Acquirer shall issue and deliver to the holder thereof, at (or as promptly as reasonably practicable after) the applicable time or times specified in Section 1.4, following the satisfaction of the applicable conditions set forth in Section 1.4, the applicable portion of the Merger Consideration as if such shares never had been Dissenting Shares. The Company shall provide to Acquirer (i) prompt notice of any demands for appraisal or purchase received by the Company, withdrawals of such demands and any other instruments related to such demands served pursuant to the DGCL or the CCC and received by the Company and (ii) the right to direct all negotiations and proceedings with respect to such demands under the DGCL or the CCC. The Company shall not, except with the prior written consent of Acquirer, or as otherwise required under the DGCL or the CCC, voluntarily make any payment or offer to make any payment with respect to, or settle or offer to settle, any claim or demand in respect of any Dissenting Shares. The payout of consideration under this Agreement to the Converting Holders (other than in respect of Dissenting Shares, which shall be treated as provided in this Section 1.3(e) and under the DGCL or the CCC) shall not be affected by the exercise or potential exercise of appraisal rights or dissenters’ rights under the DGCL or the CCC by any other Company Stockholder.

(f) Rights Not Transferable. The rights of the Company Securityholders under this Agreement as of immediately prior to the Effective Time are personal to each such Company Securityholder and shall not be transferable for any reason, other than by operation of law, will or the laws of descent and distribution without action taken by or on behalf of such Company Securityholder. Any attempted transfer of such right by any holder thereof (other than as permitted by the immediately preceding sentence) shall be null and void.

(g) No Interest. Notwithstanding anything to the contrary contained herein, no interest shall accumulate on any cash payable in connection with the consummation of the Merger or the other Transactions.

1.4 Payment Procedures.

(a) Delivery of Letter of Transmittal. As promptly as reasonably practicable after the Effective Time, to the extent not previously delivered, Acquirer shall cause the Paying Agent to mail to each holder of record of a certificate or certificates that evidenced outstanding shares of Company Capital Stock as of immediately prior to the Effective Time (the “Certificates”) or the Outstanding Warrants, in each case (i) a letter of transmittal in customary form (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates and the Outstanding Warrants shall pass, only upon proper delivery of the Certificates and/or the Outstanding Warrants to the Paying Agent, and shall be in such form and have such other provisions as Acquirer may reasonably specify and agree to release the Company and the Surviving Corporation from any claims, rights, Liabilities and causes of action whatsoever based upon, relating to or arising out of the Certificates, the Outstanding Warrants, the Merger and/or the Transactions) (the “Letter of Transmittal”) and (ii) instructions for use in effecting the surrender of the Certificates and the Outstanding Warrants in exchange for payment therefor.

(b) Closing Date Payments. As soon as reasonably practicable (but in no event later than one (1) Business Day) after the Closing, Acquirer shall make, or cause to be made, the following payments in cash by wire transfer of immediately available funds:

(i) to Continental Stock Transfer & Trust Company or other bank or trust company as Acquirer may choose in its discretion (the “Paying Agent”), the sum of (A) the Closing Stock Consideration for further distribution to the Company Stockholders pursuant to Section 1.4(c) and (B) the Closing Warrant Consideration for further distribution to the Company Warrantholders pursuant to Section 1.4(c); and

(ii) to the Surviving Corporation (as directed by the Company in the Spreadsheet), the aggregate Closing Option Consideration for further payment to the Company Optionholders that held In the Money Options immediately prior to the Effective Time.

(c) Paying Agent Payments. Promptly upon receipt of written confirmation of the effectiveness of the Merger from the Secretary of State of the State of Delaware, Acquirer will instruct the Paying Agent to pay to each Converting Holder by check or wire transfer of same day funds the aggregate amount of cash payable to such Converting Holder pursuant to Sections 1.3(a)(ii) (after application of 1.3(a)(i)) and 1.3(a)(v), as applicable, other than in respect of Dissenting Shares to holders thereof, as promptly as practicable and no later than three (3) Business Days following the submission of a Certificate or Company Warrant (or, in the case of any lost, stolen or destroyed Certificate or Company Warrant, compliance with Section 1.4(d)), as applicable, to the Paying Agent and a duly executed Letter of Transmittal by such Converting Holder.

(d) Lost Certificates/Company Warrants. If any Certificate or Company Warrant shall have been lost, stolen or destroyed, upon (i) the making of an affidavit of that fact by the Person claiming such document to be lost, stolen or destroyed and (ii) if required by Acquirer or the Paying Agent, the execution and delivery of a customary indemnity agreement against any claim that may be made against it with respect to such lost document (but without any requirement that a bond or other security be posted), the Paying Agent will pay in exchange for such lost, stolen or destroyed document the applicable portion of the Merger Consideration payable pursuant to Section 1.3(a)(ii) (after application of Section 1.3(a)(i)) and 1.3(a)(v), as applicable, in respect of their shares of Company Capital Stock or Company Warrant, as applicable.

(e) Transfers of Ownership. If any cash amount payable pursuant to Section 1.3(a) is to be paid to a Person other than the Person to which the Certificate, Company Option or Company Warrant surrendered in exchange therefor is registered, it shall be a condition of the payment thereof that such Certificate, Company Option or Company Warrant shall be properly endorsed and otherwise in proper form for transfer and that the Person requesting such exchange shall have paid to Acquirer or any agent designated by Acquirer any transfer or other Taxes required by reason of the payment of cash in any name other than that of the registered holder of such Certificate, Company Option or Company Warrant, or established to the satisfaction of Acquirer or any agent designated by Acquirer that such Tax has been paid or is not payable.

(f) No Liability. Notwithstanding anything to the contrary in this Section 1.4, no party hereto shall be liable to any Person for any amount properly paid to a public official pursuant to any applicable abandoned property, escheat or similar Applicable Law.

(g) Unclaimed Consideration. Each holder of a Certificate, Company Option or Company Warrant who has not theretofore complied with the exchange procedures set forth in and contemplated by this Section 1.4 shall look only to Acquirer (subject to abandoned property, escheat and similar Applicable Law) for its claim, only as a general unsecured creditor thereof, to any portion of the Merger Consideration payable pursuant to Section 1.3(a) in respect of such Certificate, Company Option or Company Warrant. Notwithstanding anything to the contrary contained herein, if any Certificate, Company Option or Company Warrant has not been surrendered prior to the earlier of the first anniversary of the Effective Time and such date on which the applicable portion of the Merger Consideration payable pursuant to Section 1.3(a) in respect of such Certificate, Company Option or Company Warrant would otherwise escheat to, or become the property of, any Governmental Entity, any amounts payable in respect of such Certificate, Company Option or Company Warrant shall, to the extent permitted by Applicable Law, become the property of Acquirer, free and clear of all claims or interests of any Person previously entitled thereto.

(h) Option Payments. As soon as reasonably practicable following the Closing, and no later than the Company’s second regularly scheduled payroll date following the Closing, Acquirer shall cause the Surviving Corporation to pay the Company Optionholders that held In the Money Options (i) in respect of Employee Options through a payroll system (such payment to be net of applicable withholding Tax) of the Company and (ii) in respect of Non-Employee Options through the accounts payable system of the Surviving Corporation.

1.5 No Further Ownership Rights in the Company Capital Stock, Company Options or Company Warrants. The applicable portion of the Merger Consideration paid or payable following the surrender for exchange of the Certificates, Company Options and Company Warrants in accordance with this Agreement shall be paid or payable in full satisfaction of all rights pertaining to the shares of Company Capital Stock represented by such Certificates or issuable pursuant to such Company Options or Company Warrants, and there shall be no further registration of transfers on the records of the Surviving Corporation of shares of Company Capital Stock, Company Options or Company Warrants that were issued and outstanding immediately prior to the Effective Time. If, after the Effective Time, any Certificate or document or instrument representing a Company Option or Company Warrant is presented to the Surviving Corporation for any reason, such Certificate, Company Option or Company Warrant shall be cancelled and exchanged as provided in this Article I.

1.6 Tax Consequences. Neither Acquirer nor Merger Sub makes any representations or warranties to the Company or to any Company Securityholder regarding the Tax treatment of the Merger, or any of the Tax consequences to the Company or any Company Securityholder of this Agreement, the Merger or the other Transactions or the other agreements contemplated by this Agreement. The Company acknowledges that the Company and the Company Securityholders are relying solely on their own Tax advisors in connection with this Agreement, the Merger and the other Transactions and the other agreements contemplated by this Agreement.

1.7 Withholding Rights. Each of Acquirer, the Surviving Corporation and the Paying Agent shall be entitled to deduct and withhold from any payments of cash pursuant to this Agreement to any Key Employee, any Continuing Employee or any holder of any shares of Company Capital Stock, Company Options, Company Warrants or Certificates, such amounts in cash as Acquirer, the Surviving Corporation or the Paying Agent is required to deduct and withhold with respect to any such payments under the Code or any provision of state, local, provincial or foreign Tax law. To the extent that amounts are so withheld, and timely paid over to or credited by the relevant Tax Authority in accordance with Applicable Law, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to such Persons in respect of which such deduction and withholding was made.

1.8 Taking of Necessary Action; Further Action. If, at any time after the Closing, any further action is necessary or desirable to carry out the purposes of this Agreement and to vest the Surviving Corporation with full right, title and interest in, to and under, and/or possession of, all assets, property, rights, privileges, powers and franchises of the Company, the officers and directors of the Surviving Corporation are fully authorized, in the name and on behalf of the Company or otherwise, to take all lawful action necessary or desirable to accomplish such purpose or acts, so long as such action is not inconsistent with this Agreement.

ARTICLE II

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as set forth in (i) the Company Registration Statement, but excluding any risk factor disclosure and disclosure of risks included in any “forward-looking statements” disclaimer or similar disclosure and (ii) the disclosures set forth in the disclosure letter of the Company delivered to Acquirer concurrently with the execution of this Agreement (the “Company Disclosure Letter”), the Company represents and warrants to Acquirer as follows:

2.1 Organization, Standing, Power and Subsidiaries.

(a) The Company is a corporation duly organized, validly existing and in good standing under the laws of its jurisdiction of organization. Each Subsidiary is a corporation duly organized or formed, validly existing and in good standing under the laws of its jurisdiction of organization or formation (except, in the case of good standing, (i) any jurisdiction that does not recognize such concept and (ii) where the failure to be in good standing in any jurisdiction would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect). The Company and each Subsidiary has the corporate or other applicable power to own, operate, use, distribute and lease its properties and to conduct the Business and is duly licensed or qualified to do business and is in good standing in each jurisdiction (to the extent the concept is recognized by such jurisdiction), except where the failure to be so qualified or in good standing, individually or in the aggregate with any such other failures, would not reasonably be expected to have a Material Adverse Effect with respect to the Company and any Subsidiary.

(b) Schedule 2.1(b) of the Company Disclosure Letter sets forth a true, correct and complete list of: (i) the names of the members of the Board (or similar body), (ii) the names of the members of each committee of the Board (or similar body) and (iii) the names and titles of the executive officers of the Company, in each case, as of the Agreement Date.

(c) Schedule 2.1(c) of the Company Disclosure Letter sets forth a true, correct and complete list of each Subsidiary as of the Agreement Date. The Company is the owner of all of the Equity Interests of each Subsidiary, free and clear of all Encumbrances (other than Encumbrances related to the Securities Act or applicable blue sky laws), and all such Equity Interests are duly authorized, validly issued, fully paid and non-assessable and are not subject to any preemptive right or right of first refusal created by statute, the Certificate of Incorporation and Bylaws or other equivalent organizational or governing documents, as applicable of such Subsidiary or any Contract to which such Subsidiary is a party or by which it is bound. There are no Contracts, including any outstanding subscriptions, options, warrants, “put” or “call” rights, exchangeable or convertible securities of any character relating to issued or unissued capital stock or other securities of any Subsidiary, or otherwise obligating the Company or any Subsidiary to issue, transfer, sell, purchase, redeem or otherwise acquire or sell any such Equity Interests. The Company does not directly own any Equity Interests in any Person, other than the Subsidiaries listed in Schedule 2.1(c) of the Company Disclosure Letter.

2.2 Capital Structure.

(a) The authorized Company Capital Stock consists solely of (i) 195,000,000 shares of Company Common Stock and (ii) 121,180,667 shares of Company Preferred Stock, of which 4,575,861 are designated as Company Series A Stock, 7,175,000 are designated as Company Series B Stock, 12,875,537 are designated as Company Series C Stock, 19,375,232 are designated as Company Series D Stock, 23,500,000 are designated as Company Series E Stock, 4,000,000 are designated as Company Series E-1 Stock, 26,018,237 are designated as Company Series F Stock and 23,660,799 are designated as Company Series G Stock. A total of 6,895,615 shares of Company Common Stock, 1,143,965 shares of Company Series A Stock, 1,793,748 shares of Company Series B Stock, 3,218,882 shares of Company Series C Stock, 4,843,796 shares of Company Series D Stock, 5,857,377 shares of Company Series E Stock, 1,000,000 shares of Company Series E-1 Stock, 6,504,552 shares of Company Series F Stock and 5,915,193 shares of Company Series G Stock are issued and outstanding as of May 31, 2018, and there are no other issued and outstanding shares of Company Capital Stock and no Contracts to issue any shares of Company Capital Stock other than pursuant to the exercise of Company Options under the Company Option Plans that are outstanding as of the Agreement Date or the exercise of Company Warrants that are outstanding as of the Agreement Date. The Company holds no treasury shares. Schedule 2.2(a) of the Company Disclosure Letter sets forth, as of the Agreement Date, (i) a true, correct and complete list of the Company Stockholders and the number and type of such shares so owned by such Company Stockholder, (ii) the number of shares of Company Common Stock that would be owned by such Company Stockholder assuming conversion of all shares of Company Preferred Stock so owned by such Person after giving effect to all anti-dilution and similar adjustments and (iii) the number of such shares of Company Common Stock that are Unvested Company Shares. All issued and outstanding shares of Company Capital Stock are duly authorized, validly issued, fully paid and non-assessable and are free of any Encumbrances, outstanding subscriptions, preemptive rights or “put” or “call” rights created by statute, the Certificate of Incorporation, the Bylaws or any Contract with the Company. The Company has never declared or paid any dividends on any shares of Company Capital Stock. There is no liability for dividends declared and unpaid by the Company. Except as described in the Company SEC Documents, the Company is not under any obligation to register under the Securities Act or any other Applicable Law any shares of Company Capital Stock, any Equity Interests or any other securities of the Company, whether currently outstanding or that may subsequently be issued. Each share of Company Preferred Stock is convertible into shares of Company Common Stock on a one-for-one basis. All issued and outstanding shares of Company Capital Stock and all Company Options and Company Warrants were issued in compliance with Applicable Law and all requirements set forth in the Certificate of Incorporation, the Bylaws and any applicable Contracts to which the Company is a party or by which the Company or any of its assets is bound.

(b) As of May 31, 2018, the Company has reserved 11,888,220 shares of Company Common Stock for issuance to employees, non-employee directors and consultants pursuant to the Company Option Plans, of which 8,932,852 shares are subject to outstanding and unexercised Company Options, and 449,282 shares remain available for issuance thereunder. Schedule 2.2(b) of the Company Disclosure Letter sets forth, as of the Agreement Date, a true, correct and complete list of all Company Optionholders, and each Company Option, whether or not granted under the Company Option Plan, including the number of shares of Company Capital Stock subject to each Company Option, the “date of grant” of such Company Option (as defined under Treasury Regulation 1.409A-1(b)(5)(vi)(B)), the vesting commencement date, the vesting schedule (and the terms of any acceleration thereof), the exercise price per share, the Tax status of such Company Option under Section 422 of the Code, the term of each Company Option, and the plan from which such Company Option was granted (if any). The Company has no Company Options other than those granted pursuant to the Company Option Plans. True, correct and complete copies of each Company Option Plan, all agreements and instruments relating to or issued under each Company Option Plan have been provided to Acquirer or will be provided within ten (10) Business Days, and such Company Option Plans and Contracts have not been amended, modified or supplemented since being provided to Acquirer, and there are no agreements, understandings or commitments to amend, modify or supplement such Company Option Plans or Contracts in any case from those provided to

Acquirer. The terms of the Company Option Plans permit the treatment of Company Options as provided herein, without notice to, or the consent or approval of, the Company Optionholders, the Company Stockholders or otherwise and without any acceleration of the exercise schedule or vesting provisions in effect for such Company Options.

(c) Schedule 2.2(c) of the Company Disclosure Letter sets forth, as of the Agreement Date, a true, correct and complete list of all Company Warrantholders, including the number of shares and type of Company Capital Stock subject to each Company Warrant and the exercise price per share. True, correct and complete copies of each Company Warrant have been made available to Acquirer, and such Company Warrants have not been amended or supplemented since being made available to Acquirer, and there are no Contracts providing for the amendment or supplement of such Company Warrants. The terms of the Company Warrants permit the treatment of Company Warrants as provided herein, without notice to, or the consent or approval of, the Company Warrantholders, the Company Stockholders or otherwise and without any acceleration of the exercise schedule or vesting provisions in effect for such Company Warrants.

(d) As of the Agreement Date, there are no authorized, issued or outstanding Equity Interests of the Company other than shares of Company Capital Stock, Company Options and Company Warrants. Other than as set forth on Schedules 2.2(a), 2.2(b) and 2.2(c) of the Company Disclosure Letter, as of the Agreement Date, no Person has any Equity Interests of the Company or any Subsidiary, stock appreciation rights, stock units, share schemes, calls or rights, or is party to any Contract of any character to which the Company, any Subsidiary or a Company Securityholder is a party or by which their or its assets are bound, (i) obligating the Company, any Subsidiary or such Company Securityholder to issue, deliver, sell, repurchase or redeem, or cause to be issued, delivered, sold, repurchased or redeemed, any Equity Interests of the Company or any Subsidiary or other rights to purchase or otherwise acquire any Equity Interests of the Company or any Subsidiary, whether vested or unvested, or (ii) obligating the Company or any Subsidiary to grant, extend, accelerate the vesting and/or repurchase rights of, change the price of, or otherwise amend or enter into any such Company Option, Company Warrant, call, right or Contract.

(e) No Company Debt (i) granting its holder the right to vote on any matters on which any Company Securityholder may vote (or that is convertible into, or exchangeable for, securities having such right) or (ii) the value of which is in any way based upon or derived from capital or voting stock of the Company or any Subsidiary, is issued or outstanding as of the Agreement Date (collectively, “Company Voting Debt”).

(f) There are no Contracts relating to voting, purchase, sale or transfer of any Company Capital Stock (i) between or among the Company and any Company Securityholder, other than written Contracts granting the Company the right to purchase unvested shares upon termination of employment or service, and (ii) to the knowledge of the Company, between or among any of the Company Securityholders. Neither the Company Option Plans nor any Contract of any character to which the Company is a party to or by which the Company or any of its assets is bound relating to any Company Options or Unvested Company Shares requires or otherwise provides for any accelerated vesting of any Company Options or Unvested Company Shares or the acceleration of any other benefits thereunder, in each case in connection with the Transactions or upon termination of employment or service with the Company or Acquirer, or any other event, whether before, upon or following the Effective Time or otherwise.

(g) Schedule 2.2(g) of the Company Disclosure Letter identifies each employee of the Company or other Person with an offer letter or other Contract or Company Employee Plan that contemplates a grant of, or right to purchase or receive: (i) options to purchase shares of Company Common

Stock or other equity awards with respect to Company Capital Stock or (ii) other securities of the Company, that in each case, have not been issued or granted as of the date of this Agreement, together with the number of such options, other equity awards or other securities and any promised terms thereof.

2.3 Authority; Non-contravention.

(a) Subject to obtaining the Company Stockholder Approval, the Company has all requisite corporate power and authority to enter into this Agreement and to consummate the Transactions. The execution and delivery of this Agreement and the consummation of the Transactions have been duly authorized by all necessary corporate action on the part of the Company. Each Transaction Document has been duly executed and delivered by the Company and, assuming the due execution and delivery of such Transaction Document by the other parties hereto, constitutes the valid and binding obligation of the Company enforceable against the Company in accordance with its terms subject only to the effect, if any, of (i) applicable bankruptcy and other similar Applicable Law affecting the rights of creditors generally and (ii) rules of law governing specific performance, injunctive relief and other equitable remedies (collectively, the “Enforceability Exceptions”). The Board, by resolutions duly adopted (and not thereafter modified or rescinded) by the unanimous vote of the Board, has (i) declared that this Agreement and the Transactions, including the Merger, upon the terms and subject to the conditions set forth herein, advisable, fair to and in the best interests of the Company and the Company Stockholders, (ii) approved this Agreement in accordance with Applicable Law and (iii) directed that the adoption of this Agreement and approval of the principal terms of the Merger be submitted to the Company Stockholders for consideration and recommended that all of the Company Stockholders adopt this Agreement and approve the Merger. The affirmative votes of (i) the holders of at least a majority of the outstanding shares of Company Common Stock and Company Preferred Stock (voting together as a single voting class on an as-converted to Company Common Stock basis), (ii) the holders of a majority of the outstanding shares of Company Common Stock (voting as a separate voting class on an as-converted basis) and (iii) the holders of sixty-six and two-thirds percent of the outstanding shares of Company Preferred Stock (voting as a separate voting class) are the only votes of the holders of Company Capital Stock necessary to adopt this Agreement and approve the principal terms of the Merger under the DGCL, the Certificate of Incorporation and the Bylaws, each as in effect at the time of such adoption and approval (collectively, the “Company Stockholder Approval”).

(b) The execution and delivery of this Agreement by the Company does not, and the consummation of the Transactions will not, (i) result in the creation of any new Encumbrance on any of the material assets of the Company or, any Subsidiary, taken as a whole, or any of the shares of Company Capital Stock or (ii) conflict with, or result in any violation of or default under (with or without notice or lapse of time, or both), or give rise to a right of termination, cancellation or acceleration of any obligation or loss of any benefit under, or require any consent, approval or waiver from any Person pursuant to, (A) any provision of the Certificate of Incorporation, the Bylaws or other equivalent organizational or governing documents of the Company or any Subsidiary, in each case as amended to the Agreement Date, (B) any Material Contract or (C) any Applicable Law, except with respect to clauses (ii)(B) and (ii)(C) only, as would not (1) have a Material Adverse Effect or (2) reasonably be expected to prevent or delay beyond the Outside Date the consummation of the Transactions.

(c) No consent, approval, Order or authorization of, or registration, declaration or filing with, or notice to, any Governmental Entity or any other Person is required by or with respect to the Company in connection with the execution and delivery of this Agreement or any other Company Transaction Document or the consummation of the Transactions, except for (i) compliance with the applicable provisions of the DGCL, (ii) such filings and notifications as may be required to be made by the Company in connection with the Merger and the other Transactions under the HSR Act and the expiration or early termination of the applicable waiting period under the HSR Act and any applicable foreign Antitrust

Laws, and (iii) such other consents, approvals, Orders, authorizations, registrations, declarations, filings and notices (A) that are not material to the Company or (B) that if not obtained or made would not reasonably be expected to have a Material Adverse Effect.

2.4 Financial Statements; Debt.

(a) The consolidated financial statements (including the notes thereto) contained in the Company Registration Statement (collectively, the “Financial Statements”), at the time filed (i) were prepared in accordance with GAAP (except as may be indicated in the notes thereto or, in the case of unaudited interim financial statements, as may be permitted by the SEC) and (ii) fairly presented in all material respects the consolidated financial position of the Company and the Subsidiaries as of the dates therein indicated and the consolidated results of the Company’s and the Subsidiaries’ operations and cash flows for the periods therein specified (subject, in the case of unaudited interim period financial statements, to the absence of footnotes and to normal recurring year-end audit adjustments).

(b) The balance sheet of the Company as of April 30, 2018 (the “Company Balance Sheet Date”) contained in the Company Registration Statement is hereinafter referred to as the “Company Balance Sheet.” Neither the Company nor any Subsidiary has any liabilities of any nature other than (i) those set forth or adequately provided for in the Company Balance Sheet as of the Company Balance Sheet Date, (ii) those incurred in the conduct of the Company’s and any Subsidiary’s business since the Company Balance Sheet Date in the ordinary course consistent with past practice, (iii) those incurred by the Company in connection with the execution of this Agreement and (iv) Liabilities that would not, individually or in the aggregate, reasonably be expect to have a Material Adverse Effect.

(c) Schedule 2.4(c) of the Company Disclosure Letter sets forth a true, correct and complete list of each agreement governing all Company Debt (other than immaterial amounts of Company Debt in the ordinary course of business or for the deferred purchase price of property, if any) outstanding as of the Agreement Date.

(d) Except for Liabilities reflected in the Financial Statements, neither the Company nor any Subsidiary has any off-balance sheet Liability of any nature to, or any financial interest in, any third parties or entities, the purpose or effect of which is to defer, postpone, reduce or otherwise avoid or adjust the recording of expenses incurred by the Company or any Subsidiary.

(e) The Company has established and maintains a system of internal accounting controls sufficient in all material respects to provide reasonable assurances regarding the reliability of financial reporting and the preparation of financial statements in accordance with GAAP. None of the Company, any Subsidiary and, to the knowledge of the Company, the Company’s independent auditors has identified (i) since February 1, 2017, any significant deficiency or material weakness in the design or operation of internal control over financial reporting utilized by the Company, (ii) any illegal act or fraud, whether or not material, that involves the management or other employees of the Company, or any material complaint, allegation, assertion or claim regarding the foregoing, or (iii) improper, wrongful or fraudulent accounting or auditing practices, procedures, methodologies or methods of the Company or any Subsidiary or their respective internal accounting controls or any material inaccuracy in the Company’s Financial Statements, or any material complaint, allegation, assertion or claim regarding the foregoing.

2.5 Absence of Changes.

(a) Since the Company Balance Sheet Date, (i) the Company and each Subsidiary has conducted the Business, in all material respects, in the ordinary course of business consistent with past practice (except in connection with the Transactions and the consideration of other strategic alternatives to the Transactions that were not consummated) and (ii) there has not occurred a Material Adverse Effect with respect to the Company or any Subsidiary.

(b) Since the Company Balance Sheet Date through the Agreement Date, neither the Company nor any Subsidiary has done, caused or permitted any action that would constitute a breach of clauses (a) (Charter Documents), (b) (Merger, Reorganization), (h) (Intellectual Property), (j) (Dispositions), (k) (Indebtedness), (r) (Lawsuits; Settlements), (s) (Acquisitions), (u) (Accounting) or (x) (Interested Party Transactions) of Section 4.2 if such action were taken by the Company, without the written consent of Acquirer, between the Agreement Date and the earlier of the termination of this Agreement and the Effective Time.

2.6 Litigation. There is no Legal Proceeding to which the Company is a party pending before any Governmental Entity, or, to the knowledge of the Company, threatened in writing against the Company or any Subsidiary or any of their directors or officers (in their capacities as such), which, in each case, individually or in the aggregate, would reasonably be expected to be material to the Company and the Subsidiaries, taken as a whole. As of the Agreement Date, there is no Order against the Company or any Subsidiary or, to the knowledge of the Company, any of its directors or officers (in their capacities as such), in each case that is material to the Company and the Subsidiaries, taken as a whole.

2.7 Compliance with Laws; Governmental Permits.

(a) The Company and each Subsidiary is not in violation, and has not received any written notices of violation with respect to, any Applicable Law that is material to the Business, except, in each case, for any such violation that would not be material to the Company and the Subsidiaries, taken as a whole.

(b) The Company and each Subsidiary has obtained each federal, state, county, local or foreign governmental consent, license, permit, grant or other authorization of a Governmental Entity (i) pursuant to which the Company or any Subsidiary currently operates or holds any interest in any of its material assets or properties or (ii) that is required for the conduct of the Business or the holding of any such interest (all of the foregoing consents, licenses, permits, grants and other authorizations, collectively, the “Company Authorizations”), except where the failure to have so obtained such consent, license, permit, grant or other authorization would not have a Material Adverse Effect. All of the Company Authorizations are in full force and effect. Neither the Company nor any Subsidiary has received any written notice from any Governmental Entity regarding (i) any actual or possible violation of any Company Authorization or (ii) any actual or possible revocation, withdrawal, suspension, cancellation, termination or modification of any Company Authorization, and to the knowledge of the Company, no such notice or other communication is forthcoming. The Company and each Subsidiary is in material compliance with all of the terms of the Company Authorizations.

2.8 Title to, Condition and Sufficiency of Assets; Real Property.

(a) Excluding Intellectual Property, which is covered only by Section 2.9, except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, (i) the Company and each Subsidiary has good title to, or valid leasehold interest in all of its material properties and tangible assets (other than capitalized or operating leases) reflected on the Company Balance Sheet or acquired after the Company Balance Sheet Date (except tangible properties and tangible assets, or interests in such properties and assets, sold or otherwise disposed of since the Company Balance Sheet Date in the ordinary course of business consistent with past practice), or (ii) with respect to leased material properties and tangible assets, valid leasehold interests in such material properties and assets that afford the Company and/or any Subsidiary, as applicable, valid leasehold possession of the properties and assets that are the subject of such leases, in each case, free and clear of all Encumbrances, except Permitted Encumbrances; provided that none of the foregoing is a representation or warranty of non-infringement.

(b) Excluding Intellectual Property which is covered only by Section 2.9, to the knowledge of the Company, the assets and properties owned by the Company and each Subsidiary constitute substantially all of the assets and properties that are used in the conduct of the Business; provided that none of the foregoing is a representation or warranty of non-infringement.

(c) Schedule 2.8(c) of the Company Disclosure Letter sets forth a list of each Contract pursuant to which, as of the Agreement Date, the Company leases or subleases a parcel of real property. The Company has made available to Acquirer true, correct and complete copies of all leases, subleases and other agreements under which the Company uses or occupies or has the right to use or occupy, now or in the future, any real property or facility, including all modifications, amendments and supplements thereto. The Company does not currently own any real property.

2.9 Intellectual Property

(a) As used herein, the following terms have the meanings indicated below:

(i) “Company Data” means all data collected, generated, or received in connection with the marketing, delivery, or use of any Company Product, and any third-party data howsoever obtained or collected by or for the Company or each Subsidiary, including Company-Owned Data, Personal Data, and customer data processed in connection with use of any Company Product.

(ii) “Company Intellectual Property” means any and all Company-Owned Intellectual Property and any and all Third-Party Intellectual Property that is licensed to the Company or any Subsidiary.

(iii) “Company-Owned Intellectual Property” means any and all Intellectual Property Rights that are owned or purported to be owned by the Company or any Subsidiary.

(iv) “Company Privacy Policies” means collectively, any and all (A) versions of the Company’s and each Subsidiary’s data privacy and security policies, whether applicable internally, or published on Company websites, that are or were in effect since January 1, 2014 and (B) policies and obligations arising under applicable Privacy Laws to the Company or any Subsidiary as a result of the Company’s or any Subsidiary’s certification under the EU-U.S. / Swiss-U.S. Privacy Shield Frameworks, to the extent applicable.

(v) “Company Products” means the products or services that are, as of the Agreement Date, produced, marketed, licensed, sold, distributed or performed by the Company or any Subsidiary.

(vi) “Company Registered Intellectual Property” means the United States, international and foreign: (A) patents and patent applications (including provisional applications), (B) registered trademarks, applications to register trademarks, intent-to-use applications, or other registrations or applications related to trademarks, (C) registered Internet domain names and (D) registered copyrights and applications for copyright registration, in each case that are registered or filed in the name of, or owned by, the Company or any Subsidiary.

(vii) “Company Source Code” means software source code or algorithms to the Company Products that was authored by or on behalf of the Company.

(viii) “Intellectual Property” means (A) Intellectual Property Rights and (B) Proprietary Information and Technology.

(ix) “Intellectual Property Rights” means rights in, arising out of, or associated with, throughout the world, any and all of the following: patents, utility models, and applications therefor and all reissues, divisions, re-examinations, renewals, extensions, provisionals, continuations and continuations-in-part thereof and equivalent or similar rights in inventions and discoveries anywhere in the world, including invention disclosures, common law and statutory rights associated with trade secrets, confidential and proprietary information and know-how, industrial designs and any registrations and applications therefor, trade names, logos, trade dress, trademarks and service marks, trademark and service mark registrations, trademark and service mark applications and any and all goodwill associated with and symbolized by the foregoing items, Internet domain name applications and registrations, copyrights, copyright registrations and applications therefor and all other rights corresponding thereto, database rights, moral and economic rights of authors and inventors, however denominated and any similar or equivalent rights to any of the foregoing.

(x) “Open Source Materials” means software or other material that is distributed as “free software,” “open source software” or under similar licensing or distribution terms (including the GNU General Public License (GPL), GNU Lesser General Public License (LGPL), Mozilla Public License (MPL), BSD licenses, the Artistic License, the Netscape Public License, the Sun Community Source License (SCSL) the Sun Industry Standards License (SISL) and the Apache License).

(xi) “Personal Data” means a natural Person’s (including an end user’s or an employee’s) name, street address, telephone number, e-mail address, photograph, social security number, driver’s license number, passport number or user or account number, or any other piece of information that allows the identification of a natural Person or is otherwise considered personally identifiable information or personal data under Applicable Law.

(xii) “Privacy Laws” means (A) each Applicable Law applicable to the protection or Processing or both of Personal Data, and includes rules relating to the EU-U.S. / Swiss-U.S. Privacy Shield Frameworks, Payment Card Industry Data Security Standards, and direct marketing, e-mails, text messages or telemarketing, (B) guidance issued by a Governmental Entity that pertains to one of the laws, rules or standards outlined in clause (A) and (C) where applicable, industry self-regulatory principles applicable to the protection or Processing of Personal Data, direct marketing, e-mails, text messages or telemarketing.

(xiii) “Process” or “Processing” means, with respect to data, the use, collection, processing, storage, recording, organization, adaption, alteration, transfer, retrieval, consultation, disclosure, dissemination or combination of such data.

(xiv) “Proprietary Information and Technology” means any and all of the following: works of authorship, computer programs, source code and executable code, whether embodied in software, firmware or otherwise, assemblers, applets, compilers, user interfaces, application programming interfaces, protocols, architectures, documentation, annotations, comments, designs, files, records, schematics, test methodologies, test vectors, emulation and simulation tools and reports, hardware development tools, models, tooling, prototypes, breadboards and other devices, data, data structures, databases, data compilations and collections, inventions (whether or not patentable), invention disclosures, discoveries, improvements, technology, proprietary and confidential ideas and information, know-how and information maintained as trade secrets, tools, concepts, techniques, methods, processes, formulae, patterns, algorithms and specifications, customer lists and supplier lists and any and all instantiations or embodiments of any Intellectual Property Rights.

(xv) “Third-Party Intellectual Property” means any and all Intellectual Property Rights owned by a third party.

(b) Status. To the knowledge of the Company, the Company or its applicable Subsidiary has full title and ownership of, or is duly licensed under or otherwise authorized to use, all Intellectual Property Rights necessary for the operation of the business of the Company and its Subsidiaries as conducted as of the date of this Agreement, except as would not reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole; provided that the foregoing is not a representation of non-infringement which is set forth exclusively in Section 2.9(f). The Company or its applicable Subsidiary has full title and ownership, free and clear of any Encumbrances (other than Permitted Encumbrances), of each item of Company-Owned Intellectual Property, except as would not reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole.

(c) Company Registered Intellectual Property. The Company has made available to Acquirer, a list of each material item of Company Registered Intellectual Property, the jurisdictions in which it has been issued or registered or in which any application for such issuance and registration has been filed or the jurisdictions in which any other filing or recordation has been made. To the knowledge of the Company, each item of Company Registered Intellectual Property is valid (or in the case of applications, applied for) and subsisting, in any case.

(d) Invention Assignment and Confidentiality Agreement. To the knowledge of the Company, the Company and each Subsidiary has secured from all founders, consultants, advisors, employees and independent contractors who independently or jointly contributed to or participated in the conception, reduction to practice, creation or development of any material items of Company-Owned Intellectual Property for, or in anticipation of the formation of, the Company and each Subsidiary (an “Author”), unencumbered and unrestricted exclusive ownership of, all of the Authors’ right, title and interest in and to the contributed Intellectual Property Rights that do not vest initially, by operation of law, in the Company or its applicable Subsidiary, and, except as would not reasonably be expected to be material to the business of the Company and its Subsidiaries, taken as a whole.

(e) Confidential Information. The Company and each Subsidiary has taken all commercially reasonable steps to protect and preserve the confidentiality of all confidential or non-public information of the Company (including trade secrets) that are in each case material to the Company and its Subsidiaries, taken as a whole (“Confidential Information”). To the knowledge of the Company, all current and former employees and contractors of the Company and each Subsidiary and any third party having authorized access to Confidential Information have executed and delivered to the Company, or a Subsidiary a written legally binding agreement regarding the protection of such Confidential Information, except where any failure to do so would not reasonably be expected to be material to the Company and its Subsidiaries taken as a whole. The Company and each Subsidiary has implemented and maintains reasonable security and disaster recovery plans and the Company has taken commercially reasonable steps to comply with the same. To the knowledge of the Company, there has been no unauthorized access to, use or disclosure of Confidential Information.

(f) Non-Infringement. To the knowledge of the Company, there is no unauthorized use, unauthorized disclosure, infringement or misappropriation of any Company-Owned Intellectual Property that is material to the Company and its Subsidiaries taken as a whole by any third party. Since January 1, 2015, neither the Company nor any Subsidiary has brought any Legal Proceeding for infringement or misappropriation of any Company-Owned Intellectual Property against any third party. To the knowledge of the Company, the operation of the business of the Company and its Subsidiaries as currently conducted as of the date of this Agreement (including the Company’s design, development, manufacturing, reproduction, marketing, licensing, sale, offer for sale, importation, distribution, provision and/or use of any Company Product) does not infringe or misappropriate the Intellectual Property Rights of any third Person in a manner that would reasonably be expected to result in a material Liability to the Company and its Subsidiaries, taken as a whole. Since January 1, 2012, neither the Company nor any Subsidiary has been sued in any Legal Proceeding or received any written notices alleging that the Company or any Subsidiary has infringed, misappropriated, or violated or, the Intellectual Property Rights of any third Person. Neither the Company nor any Subsidiary is a party or otherwise bound to any Legal Proceeding, or outstanding Order would reasonably be expected to adversely affect the Company’s validity, use or enforceability of any Company-Owned Intellectual Property in any material respect.

(g) Company Source Code.

(i) Neither the Company nor any Subsidiary has disclosed, delivered or licensed to any Person, agreed or obligated itself to disclose, deliver or license to any Person, or permitted the disclosure or delivery to any escrow agent or other Person of, any material Company Source Code, and no event has occurred, and no circumstance or condition exists, that (with or without notice or lapse of time, or both) will, or would reasonably be expected to, result in the disclosure (including releases from Company Source Code escrow arrangements), delivery or license by the Company or any Subsidiary of such Company Source Code, except as would not reasonably be material to the Company and its Subsidiaries, taken as a whole.

(ii) Except as would not reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole, neither the Company nor any Subsidiary has incorporated Open Source Materials into, or combined Open Source Materials with, or distributed Open Source Materials in conjunction with, Company Products in a manner that grants, or purports to grant, to any third party any rights or immunities under any Company-Owned Intellectual Property that require, as a condition of use, modification and/or distribution of such Open Source Materials that any Company Source Code be (A) disclosed or distributed in source code form, (B) be licensed for the purpose of making derivative works or (C) be redistributable at no charge.

(h) Privacy and Personal Data.

(i) Except as would not be reasonably expected to have a Material Adverse Effect, as of the date of this Agreement, the Company and each of its Subsidiaries are in compliance with applicable Privacy Laws and Company Privacy Policies.

(ii) Except as would not be reasonably expected to have a Material Adverse Effect, the Company and each Subsidiary has established and maintains reasonable or appropriate technical, physical and organizational measures and security systems and technologies that are designed to protect Company Data against unauthorized access and Processing.

(iii) To the knowledge of the Company, since January 1, 2014, no breach, security incident or violation of any data security policy resulting in unauthorized or illegal access to or Processing of Personal Data or Company Data (including unauthorized or illegal access to or Processing of Company Data Processed by a third party on the Company’s behalf) has occurred or is threatened that would reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole.

(iv) Since January 1, 2014, neither the Company nor any Subsidiary has been involved in any Legal Proceedings involving a breach or alleged breach of Privacy Laws or Company Privacy Policies by the Company or any Subsidiary that would reasonably be expected to result in a material Liability to the Company.

2.10 Taxes.

(a) The Company and each Subsidiary has properly completed and filed all material Tax Returns required to be filed by it prior to the Closing Date (taking into account any applicable extensions of time granted or obtained), has paid all material Taxes required to be paid by it (whether or not shown on any Tax Return). All Tax Returns are (or will be in the case of such a Tax Return that has not been filed as of the date of this Agreement) true, complete and accurate in all material respects. Neither the Company nor any of its Subsidiaries has received from any Tax Authority any (i) written claim for Taxes that has resulted in a current Encumbrance against any of the assets of the Company or of any Subsidiary, other than liens for Taxes not yet delinquent, or (ii) written notice of any audit or pending audit of, or Tax controversy associated with, any material Tax of the Company or any Subsidiary that has not been resolved in full.

(b) The Company has made available to Acquirer true, correct and complete copies of all income Tax Returns and all other material Tax Returns, examination reports and statements of deficiencies in respect of the Company and of each Subsidiary assessed against or agreed to by the Company or any Subsidiary, in each case for all taxable periods beginning on or after January 1, 2014.

(c) The Company Balance Sheet reflects all material Liabilities for unpaid Taxes of the Company and each Subsidiary for periods (or portions of periods) through the Company Balance Sheet Date. Neither the Company nor any Subsidiary has any Liability for material unpaid Taxes accruing after the Company Balance Sheet Date except for Taxes arising in connection with the Transactions or in the ordinary course of business consistent with past practice following the Company Balance Sheet Date.

(d) Neither the Company nor any of its Subsidiaries has received from any Tax Authority any written notice of any audit or pending audit of, or Tax controversy associated with, any material Tax Return of the Company or of any Subsidiary that has not been resolved in full. Neither the Company nor any of its Subsidiaries has agreed to any (i) extension of any statute of limitations on the assessment of any material Taxes beyond the Closing Date, nor (ii) extension of time for filing any material Tax Return that has not been filed (other than an extension of time granted or obtained in the ordinary course of business). No written claim has ever been received by the Company or any Subsidiary from any Tax Authority in a jurisdiction where either the Company or any Subsidiary does not file Tax Returns that the Company is or may be subject to taxation by that jurisdiction.

(e) Neither the Company nor any Subsidiary is a party to or bound by any Tax sharing, Tax indemnity, or Tax allocation agreement (other than such agreements or arrangements (i) exclusively between or among the Company and/or its Subsidiaries or (ii) with third parties made in the ordinary course of business, the primary subject matter of which is not Tax) (“Ordinary Commercial Agreements”).

(f) Neither the Company nor any Subsidiary has been party to a “Listed Transaction” within the meaning of Section 6707A(c)(2) of the Code or Treasury Regulation Section 1.6011-4(b)(2), and neither the Company nor any of its Subsidiaries has engaged in a “reportable transaction,” as set forth in Treasury Regulation Section 1.6011-4(b).

(g) Neither the Company nor any predecessor of the Company is or has ever been a member of an affiliated group filing a consolidated, combined, or unitary income Tax Return (other than a group the common parent of which the Company or any predecessor of the Company).

(h) Neither the Company nor any Subsidiary has any material Liability for the Taxes of any Person (other than the Company or any Subsidiary) under Section 1.1502-6 of the Treasury Regulations (or any similar provision of state, local or foreign law), as a transferee or successor of such Person, or otherwise by operation of Applicable Law.

(i) Neither the Company nor any Subsidiary will be required to include any material item of income in, or exclude any material item of deduction from, Taxable income for any Taxable period (or portion thereof) ending after the Closing Date as a result of any (i) change in method of accounting requested or agreed to in which the year of change is a Taxable period ending on or prior to the Closing Date, (ii) “closing agreement” described in Section 7121 of the Code (or any corresponding or similar provision of state, local, or foreign Tax law) executed on or prior to the Closing Date, (iii) deferred intercompany gain or any excess loss account described in Treasury Regulations under Section 1502 of the Code (or any corresponding or similar provision of state, local, or foreign Tax law) with respect to a transaction occurring on or prior to the Closing Date, (iv) installment sale or open transaction disposition made on or prior to the Closing Date, (v) election under Section 108(i) of the Code made on or prior to the Closing Date, (vi) prepaid amount received on or prior to the Closing Date (other than prepaid amounts in the ordinary course of business) or (vii) the application of Section 965 of the Code (including by reason of an election under Section 965(h) of the Code).

(j) Neither the Company nor any Subsidiary has received any private letter ruling from the IRS (or any comparable Tax ruling from any other Tax Authority).

(k) The Company is not, and has not been, in the preceding five (5) years, a “United States real property holding corporation” within the meaning of Section 897 of the Code.

(l) Neither the Company nor any Subsidiary has constituted either a “distributing corporation” or a “controlled corporation” in a distribution of stock intended to qualify for Tax-free treatment under Section 355 of the Code (i) in the two (2) years prior to the Agreement Date or (ii) in a distribution that could otherwise constitute part of a “plan” or “series of related transactions” (within the meaning of Section 355(e) of the Code) in conjunction with the Merger.

(m) The Company and the Subsidiaries are in material compliance with the requirements for any material applicable Tax holidays or incentives (other than Tax holidays or incentives generally applicable without prior specific approval from a Tax Authority).

(n) All nonqualified deferred compensation plans (within the meaning of Section 409A of the Code) to which the Company or any of the Subsidiaries is a party comply with the requirements of paragraphs (2), (3) and (4) of Section 409A(a) by their terms and have been operated in accordance with such requirements, in each case, in all material respects.

(o) The exercise price of all Company Options is at least equal to the fair market value (determined in a manner that is not inconsistent with Section 409A of the Code) of the Company Common Stock on the date such Company Options were granted or repriced, and neither the Company nor Acquirer has incurred or will incur any material Liability to withhold taxes as a result of Section 409A of the Code upon the vesting of any Company Options. All Company Options constitute options to purchase “service recipient stock” (as defined under Treasury Regulation 1.409A-1(b)(5)(iii)) with respect to the grantor thereof.

(p) There is no agreement, plan, arrangement or other Contract covering service provider of the Company or any Subsidiary to which the Company and/or any Subsidiary is a party or by which the Company and/or any Subsidiary is are bound that, considered individually or considered collectively with any other such agreements, plans, arrangements or other Contracts, would, or would reasonably be expected to, as a result of the transactions and agreements contemplated by this Agreement (whether alone or upon the occurrence of any additional or subsequent events), give rise directly or indirectly to the payment of any amount that would reasonably be expected to be non-deductible under Section 162 of the Code characterized as a “parachute payment” within the meaning of Section 280G of the Code. No amount paid or payable by the Company or any Subsidiary in connection with the Merger, whether alone or in combination with another event, will be an “excess parachute payment” within the meaning of Section 280G of the Code or Section 4999 of the Code.

2.11 Employee Benefit Plans and Employee Matters.

(a) Schedule 2.11(a) of the Company Disclosure Letter lists, as of the Agreement Date, with respect to the Company and each Subsidiary (i) all material employee benefit plans (within the meaning of Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”)), (ii) all material stock option, stock purchase, phantom stock, stock appreciation right, restricted stock unit, supplemental retirement, sabbatical, medical, dental, vision care, disability, employee relocation, cafeteria benefit (Section 125 of the Code), dependent care (Section 129 of the Code), life insurance or accident insurance plans, programs or arrangements, (iii) all material bonus, pension, profit sharing, savings, severance, retirement, or deferred compensation plans or programs, or other material written incentive plans or programs (iv) all other material fringe or employee benefit plans, programs or arrangements, (v) any material employment or service agreements (except for offer letters providing for at-will employment that do not provide for severance, acceleration or post-termination benefits) compensation agreements, change in control agreements or severance agreements, written or otherwise, for the benefit of, or relating to, any present or former director, officer, employee or consultant (provided that, for former directors, officers, employees and consultants, such agreements need only be listed if unsatisfied obligations of the Company or any Subsidiary of greater than $10,000 remain thereunder) and (vi) any other material written or oral arrangement for the benefit of any employee under which the Company or any Subsidiary has or may have material liability, contingent or otherwise (all of the foregoing described in clauses (i) through (vi), collectively, the “Company Employee Plans”).

(b) Neither the Company nor any Subsidiary sponsors or maintains any self-funded employee benefit plan providing health or medical benefits, including any plan to which a stop-loss policy applies. The Company has made available to Acquirer (or will make available to Acquirer within ten (10) Business Days following the date of this Agreement) a true, correct and complete copy of each of the Company Employee Plans and related plan documents (including trust documents, insurance policies or Contracts, employee booklets, summary plan descriptions and other authorizing documents, and any material employee communications relating thereto) and has, with respect to each such Company Employee Plan that is subject to ERISA reporting requirements, the Company has made available to Acquirer true, correct and complete copies of the Form 5500 reports filed for the last three (3) plan years. Any Company Employee Plan intended to be qualified under Section 401(a) of the Code has either obtained from the Internal Revenue Service a favorable determination letter as to its qualified status under the Code or has applied (or has time remaining in which to apply) to the Internal Revenue Service for such a determination letter prior to the expiration of the requisite period under applicable Treasury Regulations or Internal Revenue Service pronouncements in which to apply for such determination letter and to make any amendments necessary to obtain a favorable determination or has been established under a standardized prototype plan for which an Internal Revenue Service opinion letter has been obtained by the plan sponsor and is valid as to the adopting employer. The Company has made available to Acquirer (or will make available to Acquirer within ten (10) Business Days following the date of this Agreement) a true, correct and complete copy of the most recent Internal Revenue Service determination or opinion letter issued with respect to the Company’s 401(k) plan.

(c) None of the Company Employee Plans promises or provides retiree medical or other retiree welfare benefits to any person other than as required under the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended (“COBRA”), or similar state law. There has been no material “prohibited transaction” (within the meaning of Section 406 of ERISA and Section 4975 of the Code and not exempt under Section 408 of ERISA and regulatory guidance thereunder) with respect to any Company Employee Plan. In all material respects, each Company Employee Plan has been administered in accordance with its material terms and in compliance with the requirements prescribed by any and all Applicable Laws (including ERISA and the Code) and (ii) the Company and each Subsidiary has performed all obligations required to be performed by it under, and is not in default under or in violation of, any of the Company Employee Plans. Neither of the Company, nor any Subsidiary, is subject to any material Liability or penalty under Sections 4976 through 4980 of the Code or Title I of ERISA with respect to any Company Employee Plans. In all material respects, all contributions required to be made by the Company or any Subsidiary to any Company Employee Plan have been made and/or a reasonable amount has been accrued for contributions to each Company Employee Plan for the current plan years. No Company Employee Plan is covered by, and none of the Company, any Subsidiary and any ERISA Affiliate have incurred or expect to incur any Liability under Title IV of ERISA or Section 412 of the Code. Each Company Employee Plan can be amended, terminated or otherwise discontinued after the Effective Time in accordance with its terms, without material Liability to Acquirer (other than ordinary and reasonable administrative expenses typically incurred in a termination event). No Legal Proceeding has been brought, or to the knowledge of the Company, is threatened, against or with respect to any such Company Employee Plan, including any audit or inquiry by the Internal Revenue Service or United States Department of Labor, that, in each case, would result in material liability to the Company and the Subsidiaries.

(d) None of the Company, any Subsidiary and any current or former ERISA Affiliate currently maintains, sponsors, participates in or contributes to, or within the past six (6) years has maintained, established, sponsored, participated in, or contributed to, any pension plan (within the meaning of Section 3(2) of ERISA) that is subject to Part 3 of Subtitle B of Title I of ERISA, Title IV of ERISA or Section 412 of the Code.

(e) None of the Company, any Subsidiary and any ERISA Affiliate is a party to, or within the past six (6) years, has made any contribution to or otherwise incurred any obligation under, any “multiemployer plan” as such term is defined in Section 3(37) of ERISA or any “multiple employer plan” as such term is defined in Section 413(c) of the Code.

(f) Except as otherwise set forth on Schedule 2.11(f) of the Company Disclosure Letter, no Company Employee Plan is sponsored, maintained or contributed to under the law or applicable custom or rule of any jurisdiction outside of the United States.

(g) To the knowledge of the Company, the Company and each Subsidiary is in compliance in all material respects with all Applicable Legal Requirements respecting employment, discrimination in employment, terms and conditions of employment, worker classification (including the proper classification of workers as independent contractors and consultants), wages, hours and occupational safety and health and employment practices, including the Immigration Reform and Control Act, and, with respect to each Company Employee Plan, (i) the applicable health care continuation and notice provisions of COBRA and the regulations thereunder, (ii) the applicable requirements of the Family Medical and Leave Act of 1993 and the regulations thereunder, (iii) the applicable requirements of the Health Insurance Portability and Accountability Act of 1996 and the regulations thereunder, (iv) the applicable requirements of the Americans with Disabilities Act of 1990, as amended and the regulations thereunder, (v) the Age Discrimination in Employment Act of 1967, as amended, and (vi) the applicable requirements of the Women’s Health and Cancer Rights Act of 1998 and the regulations thereunder. Neither the Company nor any Subsidiary is engaged in any unfair labor practice. Neither the Company nor any Subsidiary is liable for any arrears of wages, compensation, Taxes, penalties or other sums for failure to comply with any of the foregoing. Aside from any amounts due in the current payroll or invoice cycle and obligations that are not material in amount, the Company and each Subsidiary has paid in full to all employees, independent contractors and consultants all earned wages, salaries, commissions, bonuses, benefits and other compensation currently due to or on behalf of such employees, independent contractors and consultants. Neither the Company nor any Subsidiary has any material unpaid liability for any payment to any trust or other fund or to any Governmental Entity, with respect to unemployment compensation benefits, social security or other benefits or obligations for employees (other than routine payments to be made in the ordinary course of business consistent with past practice). To the knowledge of the Company, there are no pending claims against the Company and/or any Subsidiary under any workers compensation plan or policy or for long-term disability. Neither the Company nor any Subsidiary has any obligations under COBRA with respect to any former employees or qualifying beneficiaries thereunder, except for obligations that are not material in amount. There are no material controversies pending or, to the knowledge of the Company, threatened, between the Company or any Subsidiary and any of their respective current or former employees, which material controversies have or would reasonably be expected to result in a Legal Proceeding before any Governmental Entity.

(h) Neither the Company nor any Subsidiary is a party to or bound by any collective bargaining agreement, works council arrangement or other labor union Contract, no collective bargaining agreement is being negotiated by the Company or any Subsidiary and neither the Company nor any Subsidiary has any duty to bargain with any labor organization. There is no pending demand for recognition or any other request or demand from a labor organization for representative status with respect to any Person employed by the Company or any Subsidiary. To the knowledge of the Company, there are no activities or proceedings of any labor union or to organize their respective employees. There is no labor dispute, strike or work stoppage against the Company or any Subsidiary pending or, to the knowledge of the Company, threatened that may interfere with the conduct of the Business. Neither the Company nor any Subsidiary, to the knowledge of the Company, any of its or any Subsidiary’s Representatives has committed any unfair labor practice in connection with the conduct of the Business, and there is no charge or complaint against the Company or any Subsidiary by the National Labor Relations Board or any comparable Governmental Entity pending or, to the knowledge of the Company, threatened.

(i) To the knowledge of the Company, no employee of the Company or any Subsidiary is in violation of any term of any employment agreement, non-competition agreement or any restrictive covenant to a former employer relating to the right of any such employee to be employed by the Company or any Subsidiary because of the nature of the Business or to the use of trade secrets or proprietary information of others. To the knowledge of the Company, no contractor of the Company or any Subsidiary is in violation of any term of any non-competition agreement or any restrictive covenant to a former employer relating to the right of any such contractor to be providing services to the Company or any Subsidiary because of the nature of the Business or to the use of trade secrets or proprietary information of others. Except as set forth on Schedule 2.11(i) of the Company Disclosure Letter, the employment of each of the employees of the Company and each Subsidiary is “at will” (except for non-United States employees of the Company located in a jurisdiction that does not recognize the “at will” employment concept) and neither the Company nor any Subsidiary has any obligation to provide any particular form or period of notice prior to terminating the employment of any of their respective employees, except for any particular form or period of notice required by Applicable Law or as set forth in employment agreements with non-U.S. employees of the Company or any Subsidiary.

(j) Within thirty (30) days following the full execution of this Agreement, the Company shall provide to Acquirer and each Subsidiary, showing (unless prohibited by Applicable Law) each such individual’s name, position, annual remuneration rate, status as exempt/non-exempt (for U.S. employees) and bonus eligibility for the current fiscal year and bonus(es) paid for the most recently completed fiscal year. In addition, the Company will provide the additional following information for each of its international employees: city/country of employment, citizenship, date of hire, and manager’s name and work location. Within thirty (30) days following the full execution of this Agreement, the Company shall provide to Acquirer a true, correct and complete list of all of its consultants, advisory board members and independent contractors who are individuals and, for each, (i) such individual’s compensation rate, (ii) such individual’s initial date of engagement, (iii) whether such engagement has been terminated by written notice by either party thereto and (iv) the notice or termination provisions applicable to the services provided by such individual.

(k) There are no written performance improvement plans or disciplinary warnings in place with respect to any of the executives of the Company or any Subsidiary.

(l) The Company and each Subsidiary is in compliance in all material respects with the Worker Adjustment Retraining Notification Act of 1988, as amended (the “WARN Act”), or any similar applicable state or local law. In the past two (2) years, (i) neither the Company nor any Subsidiary has not effectuated a “plant closing” (as defined in the WARN Act) affecting any site of employment or one or more facilities or operating units within any site of employment or facility of its business, (ii) there has not occurred a “mass layoff” (as defined in the WARN Act) affecting any site of employment or facility of the Company or any Subsidiary and (iii) neither the Company nor any Subsidiary has been affected by any transaction or engaged in layoffs or employment terminations sufficient in number to trigger application of any applicable similar state, local or foreign law or regulation. Neither the Company nor any Subsidiary has caused any of its employees to suffer an “employment loss” (as defined in the WARN Act) during the 90-day period immediately preceding the Agreement Date.

(m) Except as required pursuant to or contemplated by an Offer Letter, none of the execution and delivery of this Agreement, the consummation of the Merger or any other transaction contemplated by this Agreement or any termination of employment or service or any other event in connection therewith or subsequent thereto will, individually or together or with the occurrence of some other event (whether contingent or otherwise), (i) result in any material payment or benefit (including severance, golden parachute, bonus or otherwise) becoming due to any Person, (ii) materially increase or otherwise enhance any benefits or compensation otherwise payable or required by the Company or any Subsidiary, (iii) result in the acceleration of the time of payment or vesting of any such benefits, except as required under Section 411(d)(3) of the Code, (iv) materially increase the amount of compensation due to any Person or (v) result in the forgiveness in whole or in part of any outstanding loans made by the Company or any Subsidiary to any Person.

2.12 Interested-Party Transactions. Neither the Company nor any Subsidiary is a party to any Contract, transaction, arrangement or understanding that would be required to be disclosed by the Company in the Registration Statement pursuant to Item 404 of Regulation S-K.

2.13 Insurance. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, as of the Agreement Date, (a) all current, material insurance policies and insurance Contracts of the Company and the Subsidiaries are in full force and effect and are valid and enforceable and cover against the risks as are customary in all material respects for companies of similar size in the same or similar lines of business and (b) all premiums due thereunder have been paid. Neither the Company nor any Subsidiary has any knowledge of any threatened termination of, or material premium increase with respect to, any of such policies.

2.14 Books and Records. The Company has made available to Acquirer true, correct and complete copies of (i) all documents identified on the Company Disclosure Letter, (ii) the Certificate of Incorporation and the Bylaws or equivalent organizational or governing documents of the Company and each Subsidiary, each as currently in effect, and (iii) the complete minute books containing records of all proceedings, consents, actions and meetings of the Board, committees of the Board and the Company Stockholders. To the knowledge of the Company, the minute books of the Company made available to Acquirer contain a true, correct and complete summary of all meetings of directors and of the Company Stockholders or actions by written consent since the time of incorporation of the Company through the Agreement Date. To the knowledge of the Company, the books, records and accounts of the Company and each Subsidiary (A) are true, correct and complete in all material respects, (B) have been maintained in accordance with reasonable business practices on a basis consistent with prior years, (C) are stated in reasonable detail and accurately and fairly reflect all of the transactions and dispositions of the assets and properties of the Company and each Subsidiary and (D) accurately and fairly reflect the basis for the Financial Statements, except, in the case of (B), (C) and (D) as are not material to the Company and its Subsidiaries, taken as a whole.

2.15 Material Contracts.

(a) Schedules 2.15 (a)(i) through (xx) of the Company Disclosure Letter set forth a list of each of the following Contracts to which the Company or any Subsidiary is a party that are in effect on the Agreement Date (the “Material Contracts”):

(i) any Company Contract with a (A) Significant Customer or (B) Significant Supplier;

(ii) any Contract under which the Company or any of the Subsidiaries committed to make future payments in excess of $1,000,000 over the life of the Contract, other than employment-related Contracts and Contracts with lawyers, accountants, financial advisors and other similar professional service providers;

(iii) any Company Contract with respect to a dealer, distributor, referral or similar agreement, or any Company Contract providing for the grant by the Company of rights to market or sell Company Products on behalf of the Company to any other Person (collectively, the “Reseller Agreements”);

(iv) other than the Reseller Agreements, (A) any joint venture Contract or (B) any Contract that involves a sharing of revenues, profits, cash flows, expenses or losses with other Persons and (C) any Contract that involves the payment of royalties to any other Person, in each case, pursuant to which amounts have been received or delivered by the Company or any Subsidiary in an aggregate amount of $100,000 during the twelve (12) months preceding the Fiscal Year End Date;

(v) any separation agreement or severance agreement with any current or former employees under which the Company or any Subsidiary had any actual, current Liability in an aggregate amount of $100,000 in cash or more during the twelve (12) months preceding the Agreement Date;

(vi) any Contract for or relating to the employment or service of any director or officer or beneficial owner of more than 5% of the total shares of Company Capital Stock or any other type of Contract with any of its officers or beneficial owners of more than 5% of the total shares of Company Capital Stock, as the case may be;

(vii) any material Contract pursuant to which the Company or any Subsidiary has agreed to grant a license of any Company-Owned Intellectual Property or express covenant not to sue under any patents (other than non-exclusive licenses granted in the ordinary course);

(viii) any Contract made available to Acquirer (A) pursuant to which any other party is granted exclusive rights, “most favored nations” pricing or “most favored customer” status or similar with respect to any of the Company Products, (B) containing any covenants by the Company not to compete with any other Person, in any line of business, market or geographic area with respect to the Company Products, or (C) that contain any rights of first refusal, negotiation or other similar material business restriction on the Company’s rights to sell, distribute or manufacture any Company Products;

(ix) any Contracts (other than “shrink wrap” and similar generally available commercial end-user licenses to software that have an individual acquisition cost of $100,000 or less per annum) pursuant to which the Company or any Subsidiary is a party and pursuant to which the Company or any Subsidiary licenses any Third-Party Intellectual Property used in the development or licensing of the Company Products, in each case, that is material to the business of the Company and its Subsidiaries, taken as a whole;

(x) any material outsourced development or joint development Contract providing for the development of any material items of Company-Owned Intellectual Property on behalf of the Company;

(xi) any Contracts relating to the membership of, or participation by, the Company or any Subsidiary in, or the affiliation of the Company or any Subsidiary with, any industry standards group or association which obligates the Company or any Subsidiary to license or contribute any material Company-Owned Intellectual Property;

(xii) any Contract containing any indemnification, warranty, support, maintenance or service that represents a material obligation or material Liability on the part of the Company or any Subsidiary other than any such Contract entered into by the Company or any Subsidiary in the ordinary course of business consistent with past practice;

(xiii) any settlement agreement with respect to any Legal Proceeding with an aggregate value in excess of $100,000;

(xiv) any Contract with any labor union or any collective bargaining agreement or similar contract with its employees;

(xv) any trust indenture, mortgage, promissory note, loan agreement or other Contract for the borrowing of money, any currency exchange, commodities or other hedging arrangement or any leasing transaction of the type required to be capitalized in accordance with GAAP;

(xvi) other than for any intercompany loans and capital contributions and accounts payable to trade creditors and accrued expenses in the ordinary course, any Contract of guarantee, surety, support, assumption or endorsement of, or any similar commitment with respect to, the Liabilities or indebtedness of any other Person, in each case, with an aggregate value in excess of $100,000;

(xvii) any Contract for capital expenditures in excess of $1,000,000 in the aggregate entered into during the twelve (12) months preceding the Fiscal Year End Date;

(xviii) any Contract pursuant to which the Company or any Subsidiary is a lessor or lessee of any real property or any machinery, equipment, motor vehicles, office furniture, fixtures or other personal property involving expenditures in excess of $500,000 per annum;

(xix) any Contract pursuant to which the Company or any Subsidiary has acquired a material business or entity, or assets constituting a line of a business or entity, whether by way of merger, consolidation, purchase of stock, purchase of assets, license or otherwise, or any Contract pursuant to which it has any material ownership interest in any other Person (other than the Subsidiaries); and

(xx) any Contract with any U.S. Federal Governmental Entity.

(b) All Material Contracts are in written form. To the knowledge of the Company, each of the Material Contracts is in full force and effect, subject only to the effect, if any, of the Enforceability Exceptions. To the knowledge of the Company, as of the Agreement Date, there exists no default or event of default or event, occurrence, condition or act, with respect to the Company or any Subsidiary or with respect to any other contracting party, that, with the giving of notice, the lapse of time or the happening of any other event or condition, would reasonably be expected to (i) become a material default or material event of default under any Material Contract or (ii) give any third party (A) the right to declare a material default or exercise any material remedy under any Material Contract, (B) the right to a material rebate, chargeback, refund, credit, penalty or change in delivery schedule under any Material Contract, (C) the right to accelerate the maturity or performance of any material obligation of the Company under any Material Contract, or (D) the right to cancel, terminate or modify any Material Contract. As of the Agreement Date, neither the Company nor any Subsidiary has received any written notice or, to the Company’s knowledge other communication, regarding any actual, material violation or breach of, default under, or intention to cancel or modify any Material Contract. True, correct and complete copies of all Material Contracts have been made available to Acquirer.

2.16 Transaction Fees. Other than Morgan Stanley & Co. LLC, no broker, finder, financial advisor, investment banker or similar Person is entitled to any brokerage, finder’s or other fee or commission in connection with the origin, negotiation or execution of this Agreement or in connection with the Transactions.

2.17 Anti-Corruption Law.

(a) None of the Company, any Subsidiary and any of its directors, officers, or to the knowledge of the Company, employees, agents or representatives (in each case, acting in their capacities as such) have in the last five (5) years, directly or indirectly through its representatives or any Person authorized to act on its behalf (including any distributor, agent, sales intermediary or other third party), (i) violated any Anti-Corruption Law or (ii) offered, given, promised to give or authorized the giving of money or anything of value, to any Government Official or to any other Person: (A) for the purpose of (I) corruptly or improperly influencing any act or decision of any Government Official in their official capacity, (II) inducing any Government Official to do or omit to do any act in violation of their lawful duties, (III) securing any improper advantage or (IV) inducing any Government Official to use his or her respective influence with a Governmental Entity to affect any act or decision of such Governmental Entity in order to, in each case of clauses (I) through (IV), assist the Company or any Subsidiary in obtaining or retaining business for or with, or directing business to, any Person or (B) in violation of any Anti-Corruption Law.

(b) The Company (i) has maintained complete and accurate books and records, including records of payments to any agents, consultants, representatives, third parties and Government Officials, in accordance with GAAP, (ii) there have been no false or fictitious entries made in the books and records of the Company relating to any unlawful offer, payment, promise to pay or authorization of the payment of any money, or unlawful offer, gift, promise to give, or authorization of the giving of anything of value, including any bribe, kickback or other illegal or improper payment and (iii) the Company has not established or maintained a secret or unrecorded fund or account.

(c) Neither the Company nor any of its directors or to the knowledge of the Company, its employees (acting in their capacities as such) has been convicted of violating any Anti-Corruption Law or subjected to any investigation or proceeding by a Governmental Entity for potential corruption, fraud or violation of any Anti-Corruption Law.

2.18 Environmental, Health and Safety Matters.

(a) To the knowledge of the Company, the Company and each Subsidiary is in material compliance with all Environmental, Health and Safety Requirements in connection with the ownership, use, maintenance or operation of its business or assets or properties. To the knowledge of the Company, there are no pending or any threatened allegations by any Person that the properties or assets of the Company or any Subsidiary are not, or that its business has not been conducted, in material compliance with all Environmental, Health and Safety Requirements. The Company has not retained or assumed any Liability of any other Person under any Environmental, Health and Safety Requirements. To the knowledge of the Company, there are no past or present facts, circumstances or conditions that would reasonably be expected to give rise to any material Liability of the Company or any Subsidiary with respect to Environmental, Health and Safety Requirements.

2.19 Export Control Laws. During the five (5) years prior to the Agreement Date, the Company and each Subsidiary has conducted its export transactions in accordance in all material respects with applicable provisions of United States export and re-export controls, including the Export Administration Act, and the Export Administration Regulations, the regulations administered by the Office of Foreign Assets Control of the U.S. Treasury Department (“OFAC”), the International Traffic in Arms Regulations and other controls administered by OFAC, the United States Department of Commerce, the United States Department of State and all other applicable import/export controls in other countries in which the Company conducts business. Without limiting the foregoing: (i) the Company and each Subsidiary has obtained all material export and import licenses, license exceptions and other consents, notices, waivers, approvals, orders, authorizations, registrations, declarations and filings with any Governmental Entity required for (A) the export, import and re-export of products, services, software and technologies and (B) releases of technologies and software to foreign nationals located in the United States and abroad (collectively, “Export Approvals”), (ii) the Company and each Subsidiary is in material compliance with the terms of all applicable Export Approvals, (iii) there are no pending or, to the knowledge of the Company, threatened claims against the Company or any Subsidiary with respect to such Export Approvals, (iv) to the knowledge of the Company, there are no actions, conditions or circumstances pertaining to the Company’s or any Subsidiary’s export transactions that would reasonably be expected to give rise to any future enforcement action by a Governmental Entity and (v) no Export Approvals for the transfer of export licenses to Acquirer or the Surviving Corporation are required, except for such Export Approvals that can be obtained expeditiously and without material cost.

2.20 Customers. As of the Agreement Date, neither the Company nor any Subsidiary has any outstanding material disputes concerning any Company Products with any customer or distributor who, for the year ended January 31, 2018, was one of the ten (10) largest sources of revenues for the Company and each Subsidiary, based on amounts paid or payable with respect to such periods (each, a “Significant Customer”). Each Significant Customer is listed on Schedule 2.20 of the Company Disclosure Letter. As of the date of this Agreement, neither the Company nor any Subsidiary has received any written notice from any Significant Customer that such Significant Customer shall not continue as a customer of the Company (or the Surviving Corporation or Acquirer) after the Closing or that such Significant Customer intends to terminate or materially reduce the amount paid to the Company or any Subsidiary.

2.21 Suppliers. As of the Agreement Date, neither the Company nor any Subsidiary has any outstanding material disputes concerning products and/or services provided by any supplier who, for the year ended January 31, 2018, was one of the 10 largest suppliers of products and/or services to the Company, based on amounts paid or payable with respect to such periods (each, a “Significant Supplier”). Each Significant Supplier is listed on Schedule 2.21 of the Company Disclosure Letter. As of the date of this Agreement, to the knowledge of the Company, neither the Company nor any Subsidiary has received any written notice from any Significant Supplier that such supplier shall not continue as a supplier to the Company or any Subsidiary (or the Surviving Corporation or Acquirer) after the Closing or that such Significant Supplier intends to terminate or materially modify existing Contracts with the Company (or the Surviving Corporation or Acquirer).

2.22 SEC Filings. As of their respective filing dates, the Company’s filings with the U.S. Securities and Exchange Commission (the “Company SEC Documents”) complied in all material respects with the applicable requirements of the Exchange Act or the Securities Act, as the case may be, the Sarbanes-Oxley Act and the applicable rules and regulations of the SEC thereunder.

2.23 Stockholder Notice. None of the Company SEC Documents, Stockholder Notice nor any amendment or supplement thereto (other than any of the information supplied or to be supplied by Acquirer for inclusion therein) has or will contain, as of the filing date or the mailing of such document (as applicable), any untrue statement of a material fact, or has or will omit to state any material fact necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF ACQUIRER AND MERGER SUB

Acquirer and Merger Sub represent and warrant to the Company as follows:

3.1 Organization and Standing. Each of Acquirer and Merger Sub is a corporation duly organized, validly existing and in good standing under the laws of its jurisdiction of organization. Neither Acquirer nor Merger Sub is in violation of any of the provisions of its articles or certificate of incorporation, as applicable, or bylaws or equivalent organizational or governing documents. Each of Acquirer and Merger Sub has the corporate power to own its properties and to conduct its business as now being conducted and is duly qualified to do business and is in good standing in each jurisdiction where the failure to be so qualified and in good standing, individually or in the aggregate with any such other failures, would not have a Material Adverse Effect.

3.2 Authority; Non-contravention.

(a) Each of Acquirer and Merger Sub has all requisite corporate power and authority to enter into this Agreement and to consummate the Transactions. The execution and delivery of this Agreement and the consummation of the Transactions have been duly authorized by all necessary corporate action on the part of Acquirer and Merger Sub. This Agreement has been duly executed and delivered by each of Acquirer and Merger Sub and, assuming the due execution and delivery of this Agreement by the other parties hereto, constitutes the valid and binding obligation of Acquirer and Merger Sub enforceable against Acquirer and Merger Sub, respectively, in accordance with its terms, subject only to the effect, if any, of the Enforceability Exceptions.

(b) The execution and delivery of this Agreement by Acquirer and Merger Sub do not, and the consummation of the Transactions will not, conflict with, or result in any violation of, or default under (with or without notice or lapse of time, or both), or give rise to a right of termination, cancellation or acceleration of any obligation or loss of a benefit under, or require any consent, approval or waiver from any Person pursuant to, (i) any provision of the articles or certificate of incorporation, as applicable, or bylaws or other equivalent organizational or governing documents of Acquirer and Merger Sub, in each case as amended to date or (ii) Applicable Law, except where such conflict, violation, default, termination, cancellation or acceleration, individually or in the aggregate, would not be material to Acquirer’s or Merger Sub’s ability to consummate the Merger or to perform their respective obligations under this Agreement.

(c) No consent, approval, Order or authorization of, or registration, declaration or filing with, or notice to, any Governmental Entity or any other Person is required by or with respect to Acquirer or Merger Sub in connection with the execution and delivery of this Agreement or the consummation of the Transactions, except for, (i) such filings and notifications as may be required to be made by Acquirer in connection with the Merger and the other Transactions under the HSR Act and any applicable foreign Antitrust Laws and the expiration or early termination of the applicable waiting period under the HSR Act and any applicable foreign Antitrust Laws, (ii) the filing of a registration statement on Form S-8 with the SEC after the Closing Date covering the shares of Acquirer Common Stock issuable pursuant to certain Company Options assumed hereunder and (iii) such other consents, approvals, Orders, authorizations, registrations, declarations, filings and notices (A) that are not material to the Company or (B) that if not obtained or made would not reasonably be expected to have a Material Adverse Effect.

3.3 Stock Ownership. As of the Agreement Date, neither Acquirer nor Merger Sub beneficially own any shares of Company Capital Stock. Neither Acquirer nor Merger Sub, nor any of their “affiliates” or “associates,” has been an “interested stockholder” with respect to the Company at any time within the three-year period ending on the Agreement Date, as those terms are used in Section 203 of DGCL.

3.4 Stockholder Notice. None of the information supplied or to be supplied by Acquirer for inclusion in the Stockholder Notice or any amendment or supplement thereto will contain, as of the date or the mailing of such document, any untrue statement of a material fact, or will omit to state any material fact necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.

3.5 Availability of Funds. Acquirer has on the Agreement Date and will have available to it upon the Effective Time, sufficient funds to consummate the Merger and the other Transactions, including payment in full of the amounts payable by Acquirer pursuant to Section 1.4(b) of this Agreement.

3.6 Disclaimer. Acquirer acknowledges and agrees that it is not relying upon any other express or implied representation or warranty, written or oral, except for the representations and warranties of the Company contained in Article II.

3.7 Acquirer’s Due Diligence; Limitations on Representations and Warranties. Each of Acquirer and Merger Sub hereby acknowledges that none of the Company, any Subsidiary, any of their respective Representatives or Affiliates, or any other Person, has made or shall be deemed to have made any representation or warranty to Acquirer or Merger Sub whatsoever, express or implied, except for the representations and warranties of the Company expressly set forth in Article II; provided that nothing herein shall be deemed to limit Acquirer’s remedies for fraud by or on behalf of the Company or any Company Securityholder. With respect to any projections, forward-looking statements, other forecasts or business plan information delivered or made available by or on behalf of the Company, Acquirer acknowledges that: (a) there are uncertainties inherent in attempting to make such projections, statements, other forecasts and information; (b) the accuracy and correctness of such projections, statements, other forecasts and information may be affected by information which may become available through discovery or otherwise after the date of such projections, statements, other forecasts and information; and (c) it is familiar with each of the foregoing, it is taking full responsibility for making its own evaluation of the adequacy and accuracy of all projections, statements, other forecasts and information so delivered or made available to it (including the reasonableness of the assumptions underlying such projections, statements, other forecasts or information), and that it will have no claim against anyone with respect thereto. In furtherance of the foregoing, and not in limitation thereof, each of Acquirer and Merger Sub acknowledges that no representation or warranty, express or implied, at law or in equity, is made of the Company, any Subsidiary, any of their respective Representatives or Affiliates, or any other Person, with respect to, and none of Acquirer or Merger Sub is relying upon, any such projection, forward-looking statement, other forecast or business plan information, or any other information, statement, document or material, including any evaluation material, delivered or made available by or on behalf of the Company either before or after the Closing Date, and that neither Acquirer or Merger Sub shall have any claim against the of the Company, any Subsidiary, any of their respective Representatives or Affiliates, or any other Person with respect thereto or with respect to any related matter.

ARTICLE IV

CONDUCT PRIOR TO THE EFFECTIVE TIME

4.1 Conduct of the Business; Notices. During the period from the Agreement Date and continuing until the earlier of the termination of this Agreement in accordance with its terms and the Effective Time (the “Pre-Closing Period”) (except (i) as required or otherwise expressly contemplated under this Agreement or as required by Applicable Law (provided that the Company shall to the extent reasonably practicable and permitted by Applicable Law, notify Acquirer at least two (2) Business Days in advance of any action proposed to be taken by the Company to comply with Applicable Law that would otherwise not be permitted under the provisions of this Section 4.1) or (ii) with the written consent of Acquirer) the Company shall, and shall cause each Subsidiary to:

(a) conduct the Business in the ordinary course in substantially the same manner as heretofore conducted (except to the extent expressly provided otherwise herein or as consented to in writing by Acquirer) and in compliance with Applicable Law;

(b) use commercially reasonable efforts to pay all material Company Debt and material Company Taxes when due, subject to good faith dispute over such material Company Debt or material Taxes;

(c) promptly notify Acquirer of (i) the receipt of any notice from any Person alleging that the consent of such Person is or may be required in connection with any of the Transactions and (ii) any Legal Proceeding commenced, or, to the knowledge of the Company, threatened in writing, relating to or involving the Company or any of the Subsidiaries that relates to the consummation of the Transactions;

(d) use commercially reasonable efforts to preserve intact its present business organizations, keep available the services of its present officers and Key Employees and preserve its relationships with customers, suppliers, distributors, licensors, licensees and others having material business dealings with it;

(e) use commercially reasonable efforts to assure that each of its Contracts that would have, if entered into prior to the Agreement Date, constituted Material Contracts entered into after the Agreement Date will not require the procurement of any consent, waiver or novation or provide for any material change in the obligations of any party thereto in connection with, or terminate as a result of the consummation of, the Merger or the other Transactions, and shall give reasonable advance notice to Acquirer prior to allowing any such Material Contract or right thereunder to lapse or terminate by its terms;

(f) use commercially reasonable efforts to maintain all real property leased in accordance with the terms of the applicable lease in all material respects;

(g) promptly notify Acquirer of any notice or other communication from any Governmental Entity (i) relating to the Transactions, (ii) indicating that a Company Authorization has been or is about to be revoked or (iii) indicating that a Company Authorization is required in any jurisdiction in which such Company Authorization has not been obtained, which revocation or failure to obtain has had or would reasonably be expected to be material to Acquirer (following the Effective Time) or the Company;

(h) promptly, upon becoming aware, notify Acquirer of any inaccuracy in or breach of any representation, warranty or covenant of the Company herein; and

(i) to the extent not otherwise required by this Section 4.1, promptly notify Acquirer of any change, occurrence or event not in the ordinary course of business, or of any change, occurrence or event that, individually or in the aggregate with any other changes, occurrences and events, would reasonably be expected to be materially adverse to the Company or cause any of the conditions to the Closing set forth in Article VI not to be satisfied.

The parties acknowledge and agree that in the failure to perform any covenant set forth in this Section 4.1, the underlying claim or the determination of the conditions to the Closing set forth in the first sentence of Section 6.3(a) for the underlying matter as to which notice should have been delivered shall be made by reference to the applicable provision of this Agreement with respect to such matter and not as a breach of a covenant in this Section 4.1; claims or the determination of the conditions to the Closing set forth in the first sentence of Section 6.3(a) for breach of the obligations to make the notice required by this Section 4.1 may be made by reference to this Section 4.1.

4.2 Restrictions on Conduct of the Business. Without limiting the generality or effect of Section 4.1, except as expressly set forth on Schedule 4.2 of the Company Disclosure Letter, during the Pre-Closing Period, the Company shall not do, cause or permit (and shall cause each Subsidiary not to do, cause or permit) any of the following (except (x) as required by Applicable Law, (y) to the extent expressly provided otherwise herein or as consented to in writing by Acquirer (which shall be deemed to have been granted if such request is delivered to Acquirer and Acquirer has not responded within five (5) Business Days)), or (z) as set forth on a subsection of Schedule 4.2 of the Company Disclosure Letter:

(a) Charter Documents. Cause, propose or permit any amendments to the Certificate of Incorporation or the Bylaws or equivalent organizational or governing documents;

(b) Merger, Reorganization. Merge or consolidate itself with any other Person or adopt a plan of complete or partial liquidation, dissolution, consolidation, restructuring, recapitalization or other reorganization;

(c) Dividends; Changes in Capital Stock. Declare or pay any dividends on or make any other distributions (whether in cash, stock or other property) in respect of any of its Equity Interests, or split, combine or reclassify any of its Equity Interests, or repurchase or otherwise acquire, directly or indirectly, any of its Equity Interests, except, in any such case, (i) from former employees, non-employee directors and consultants (each such Person, a “Company Associate”) in accordance with agreements providing for the repurchase of shares in connection with any termination of service, (ii) repurchases of stock based awards (or shares of capital stock issued upon the exercise or vesting thereof) outstanding on the Agreement Date (in cancellation thereof) pursuant to the terms of any such award (in effect as of the Agreement Date) between the Company and a Company Associate or member of the board of directors of the Company upon termination of such Person’s employment or engagement by the Company; or (iii) in connection with withholding or “net settling” on the vesting of any restricted stock units or performance based units to satisfy the exercise price and/or Tax obligations with respect to stock based awards or adopt any resolution, plan or arrangement for liquidation, dissolution or winding-up;

(d) Material Contracts. (i) Enter into, amend or modify any (A) Contract that would (if entered into, amended or modified prior to the Agreement Date) constitute a Material Contract, or (B) Contract requiring a novation or consent in connection with the Merger or the other Transactions, in each case other than, (I) entering into Contracts for the sale or licensing of Company Products or maintenance or services with respect thereto, or renewing such existing agreements, in either case in the ordinary course of business consistent with past practice, (II) entering into Contracts for the purchase of supplies or materials in the ordinary course of business consistent with past practice and (III) entering into non-exclusive Reseller Agreements, (ii) violate any of its Material Contracts, in any material respects, (iii) terminate, amend or modify any Material Contract or waive, release or assign any rights or claims thereunder, which if so modified, amended or terminated would be reasonably like to (A) adversely affect the Company (or, following consummation of the Merger, Acquirer or any of its Affiliates) in any material respect, (B) impair the ability of the Company to perform their respective obligations under this Agreement or the Stockholder Agreement or (C) prevent or materially delay or impair the consummation of the Merger and the other Transactions;

(e) Issuance of Equity Interests. Issue, deliver, grant or sell or authorize or propose the issuance, delivery, grant or sale of, or purchase or propose the purchase of, any Company Voting Debt or any Equity Interests, or enter into or authorize or propose to enter into any Contracts of any character obligating it to issue any Equity Interests, other than: (i) the issuance of shares of Company Common Stock pursuant to the exercise of Company Options or Company Warrants that are outstanding as of the Agreement Date, (ii) the issuance of Company Common Stock upon conversion of Company Preferred Stock outstanding on the Agreement Date and (iii) the repurchase of any shares of Company Capital Stock from former employees, non-employee directors and consultants in accordance with Contracts providing for the repurchase of shares in connection with any termination of service;

(f) Employees; Consultants; Independent Contractors. (i) Hire any additional officers of the Company or any Subsidiary at the level of vice president or above, (ii) terminate the employment, change the title, office or position, or materially reduce the responsibilities of any officers of the Company or any Subsidiary at the level of vice president or above (except for any changes that do not involve increases in the compensation and for any termination or changes in connection with performance of any such Person), (iii) enter into, amend or extend the term of any employment or consulting agreement with, or Company Option held by, any officers of the Company or any Subsidiary at the level of vice president or above, (iv) enter into any Contract with a labor union or collective bargaining agreement (unless required by Applicable Law) or (v) add any new members to the Board;

(g) Loans and Investments. Other than (i) routine travel advances, sales commissions and draws and other business-related expenses to employees and consultants of the Company or any Subsidiary in the ordinary course of business consistent with past practice and (ii) payments or loans to any Subsidiary in order to fund operations in the ordinary course of business consistent with past practice, make any loans or advances to, or any investments in or capital contributions to, any Person, or forgive or discharge in whole or in part any outstanding loans or advances, or prepay any indebtedness for borrowed money;

(h) Intellectual Property. Other than in the ordinary course of business consistent with past practice, transfer or assign to any Person any rights to any material items of Company-Owned Intellectual Property, or transfer or provide a copy of any material Company Source Code to any Person (other than providing access to Company Source Code to current employees, contractors and consultants of the Company to provide services for or on behalf of the Company in the ordinary course of business consistent with past practice);

(i) Patents. Take any action regarding the abandonment of Company Registered Intellectual Property that is a patent or patent application other than in the exercise of the Company’s reasonable business discretion during the ordinary course of prosecution;

(j) Dispositions. Sell, transfer or otherwise dispose or permit to lapse of any of its material tangible or intangible assets, other than (i) in the ordinary course of business consistent with past practice or (ii) pursuant to dispositions of obsolete, surplus or worn out assets that are no longer useful in the conduct of the Business;

(k) Indebtedness. Incur any indebtedness for borrowed money or guarantee any such indebtedness, other than in connection with the financing of ordinary course trade payables consistent with past practice, letters of credit or bonds in the ordinary course of business consistent with past practice of not more than $500,000 in the aggregate;

(l) Payment of Obligations. Pay, discharge or satisfy (i) any Liability to any Person who is an officer, director or stockholder of the Company (other than compensation due for services as an officer or director) or (ii) any claim or Liability arising other than in the ordinary course of business consistent with past practice, other than the payment, discharge or satisfaction of Liabilities reflected or reserved against in the Financial Statements and Transaction Expenses, or defer payment of any accounts payable other than in the ordinary course of business consistent with past practice, or give any discount, accommodation or other concession other than in the ordinary course of business consistent with past practice, in order to accelerate or induce the collection of any receivable;

(m) Capital Expenditures. Make any capital expenditures, capital additions or capital improvements in excess of $250,000 individually or $1,000,000 in the aggregate in any calendar quarter (excluding capitalized internal software development expenditures in the ordinary course consistent with past practice);

(n) Insurance. Materially adversely change the amount of, or terminate, any insurance coverage;

(o) Termination or Waiver. Cancel, release or waive any claims or rights held by the Company in excess of $500,000 individually;

(p) Employee Benefit Plans; Pay Increases. (i) Adopt or amend any employee or compensation benefit plan, including any stock issuance or stock option plan, or amend any compensation, benefit, entitlement, grant or award provided or made under any such plan, except in each case as required under ERISA, Applicable Law or as necessary to maintain the qualified status of such plan under the Code,

(ii) materially amend any deferred compensation plan within the meaning of Section 409A of the Code and the regulations thereunder, except to the extent necessary to meet the requirements of such Section or Notice, (iii) pay any special bonus or special remuneration to any employee or non-employee director or consultant (other than pursuant to preexisting plans, policies or Contracts that have been made available to Acquirer) or (iv) increase the salaries, wage rates or fees or severance/change in control benefits of its employees or consultants (other than as disclosed to Acquirer and are set forth on Schedule 4.2(p) of the Company Disclosure Letter); and with respect to each Employee Benefit Plan, no further contributions will be due or will have accrued thereunder as of the Closing Date, other than contributions accrued in the ordinary course of business consistent with past practice after the Company Balance Sheet Date as a result of the operations of the Company or any Subsidiary after the Company Balance Sheet Date;

(q) Severance Arrangements. Grant or pay, or enter into any Contract providing for the granting of any severance, retention or termination pay, or the acceleration of vesting or other benefits, to any Person (other than (i) payments or acceleration that have been disclosed to Acquirer and are set forth on Schedule 4.2(q) of the Company Disclosure Letter, (ii) payments or acceleration made pursuant to preexisting plans, policies or Contracts that have been made available to Acquirer or (iii) in connection with any replacement of any non-executive officer to the extent any such benefit granted to the replacing non-executive officer is no more favorable in the aggregate than that of the officer being replaced);

(r) Lawsuits; Settlements. (i) Commence a lawsuit other than (A) for the routine collection of bills, (B) in such cases where the Company in good faith determines that failure to commence suit would result in the material impairment of a valuable aspect of its business (provided that the Company consults with Acquirer prior to the filing of such a suit) or (C) for a breach of this Agreement or (ii) settle or agree to settle any pending or threatened lawsuit or other dispute;

(s) Acquisitions. Acquire or agree to acquire by merging or consolidating with, or by purchasing a substantial portion of the assets of, or by any other manner, any business or any corporation, partnership, association or other business organization or division thereof, or otherwise acquire or agree to acquire any assets that are material, individually or in the aggregate, to the Company or the Business, or enter into any Contract with respect to a joint venture, strategic alliance or partnership;

(t) Taxes. (i) Make or change any material election in respect of Taxes, (ii) adopt or change any tax accounting method, (iii) file any income Tax Return or other material Tax Return relating to the Company or any of its Subsidiaries that has been prepared in a manner that is materially inconsistent with the past practices of the Company or any Subsidiary, as applicable or without the consent of Acquirer prior to filing (provided that Acquirer will not unreasonably withhold, condition or delay its consent to such a filing), file any amendment to any material Tax Return, (iv) enter into any Tax sharing or similar agreement (other than Ordinary Commercial Agreements) or closing agreement, (v) settle any claim or assessment in respect of Taxes, (vi) consent to any extension or waiver of the limitation period applicable to any claim or assessment in respect of Taxes (other than (1) pursuant to extensions of time to file a Tax Return obtained in the ordinary course of business or (2) pursuant to an extension granted in the ordinary course of business in connection with an audit of Taxes to prevent the assessment or collection of a Tax) or (vii) enter into intercompany transactions outside the ordinary course of business giving rise to deferred gain or loss;

(u) Accounting. Change accounting methods or practices or revalue any of its material assets (including writing off accounts receivable other than in the ordinary course of business), except in each case as required by changes in GAAP as concurred with its independent accountants and after notice to Acquirer;

(v) Real Property. Enter into any agreement for the purchase, sale or lease of any real property;

(w) Warranties, Discounts. Materially change the manner in which it provides warranties, discounts or credits to customers;

(x) Interested Party Transactions. Enter into any Contract that, if entered prior to the Agreement Date, would be required to be listed on Schedule 2.12 of the Company Disclosure Letter;

(y) Subsidiaries. Take any action that would result in the Company having one or more additional Subsidiaries; and

(z) Other. Take or agree in writing or otherwise to take, any of the actions described in clauses (a) through (y) in this Section 4.2, or any action that would reasonably be expected to make any of the Company’s representations or warranties contained herein untrue or incorrect (such that the conditions set forth in the first sentence of Section 6.3(a) would not be satisfied).

4.3 Certain Limitations. Notwithstanding anything to the contrary in this Article IV or in Section 5.7, Acquirer and the Company acknowledge and agree that (i) nothing in this Agreement shall give Acquirer, directly or indirectly, the right to control or direct the Company’s operations, in a manner which may violate the HSR Act prior to the expiration or termination of any applicable waiting period pursuant to the HSR Act and (ii) no consent of Acquirer shall be required with respect to any matter set forth in this Agreement if obtaining such consent may violate any Antitrust Laws.

ARTICLE V

ADDITIONAL AGREEMENTS

5.1 Board Recommendation, Stockholder Approval and Stockholder Notice.

(a) The Board shall unanimously recommend that the Company Stockholders vote in favor of the adoption of this Agreement and the approval of the principal terms of the Merger, and neither the Board nor any committee thereof shall withhold, withdraw, amend or modify, or propose or resolve to withhold, withdraw, amend or modify in a manner adverse to Acquirer, the unanimous recommendation of the Board that the Company Stockholders vote in favor of the adoption of this Agreement and the approval of the principal terms of the Merger.

(b) The Company shall take all reasonable and necessary action in accordance with this Agreement, the DGCL, the CCC, the Certificate of Incorporation and the Bylaws to obtain the Company Stockholder Approval. The Company’s obligation to obtain the Company Stockholder Approval pursuant to this Section 5.1 shall, subject to Applicable Law, not be limited or otherwise affected by the commencement, disclosure, announcement or submission to the Company of any Acquisition Proposal or the withholding, withdrawal, amendment or modification by the Board of its unanimous recommendation to the Company Stockholders in favor of the adoption of this Agreement and the approval of the principal terms of the Merger. The Company shall use its reasonable best efforts to obtain Written Consents executed by each Company Stockholder and to cause each such Company Stockholder to execute or join the Stockholder Agreement. Upon obtaining the Company Stockholder Approval, the Company shall promptly deliver copies of the executed Written Consents or other documents evidencing the obtainment of the Company Stockholder Approval to Acquirer.

(c) Promptly (and in any case within seven (7) days) after the Company obtains the Company Stockholder Approval, the Company shall prepare, with the cooperation of Acquirer, and mail to each Company Stockholder other than the Consenting Stockholders, a notice (as it may be amended or supplemented from time to time, the “Stockholder Notice”) comprising (i) the notice contemplated by Section 228(e) of the DGCL of the taking of a corporate action without a meeting by less than a unanimous written consent, (ii) the notice contemplated by Section 262(d)(2) of the DGCL, together with a copy of Section 262 of the DGCL, (iii) the notice contemplated by Chapter 13 of the CCC, together with a copy of Sections 1300-1304 of the CCC, and (iv) an information statement to the Company Stockholders in connection with the solicitation of their signatures to a Written Consent and the Stockholder Agreement. The Stockholder Notice shall include (x) a statement to the effect that the Board had unanimously recommended that the Company Stockholders vote in favor of the adoption of this Agreement and the approval of the principal terms of the Merger and (y) such other information as Acquirer and the Company may agree is required or advisable under the DGCL or the CCC to be included therein. Prior to its mailing, the Stockholder Notice shall have been approved by Acquirer, and, following its mailing, no amendment or supplement to the Stockholder Notice shall be made by the Company without the approval of Acquirer. Each of Acquirer and the Company agrees to provide promptly to the other such information concerning its business, financial statements and affairs as, in the reasonable judgment of Acquirer or its counsel, may be required or advisable to be included under the DGCL or the CCC in the Stockholder Notice or in any amendment or supplement thereto, and Acquirer and the Company agree to cause their respective Representatives to cooperate in the preparation of the Stockholder Notice and any amendment or supplement thereto.

(d) During the Pre-Closing Period, the Company shall use commercially reasonable efforts (including by providing notices and procuring any consents) that are required under any Company Warrant, or are otherwise reasonably necessary or appropriate to cause any Company Warrants that are Outstanding Warrants to be treated in accordance with Section 1.3(a)(v).

5.2 No Solicitation.

(a) During the period from the Agreement Date and continuing until the earlier of the termination of this Agreement and the Effective Time, the Company will not, and the Company will not authorize or permit any of its Representatives or any Subsidiary to, directly or indirectly, (i) solicit, initiate, seek, entertain, knowingly encourage, facilitate, support or induce the making, submission or announcement of any inquiry, expression of interest, proposal or offer that constitutes, or could reasonably be expected to lead to, an Acquisition Proposal, (ii) enter into, participate in, maintain or continue any communications (except solely to provide written notice as to the existence of these provisions) or negotiations regarding, or deliver or make available to any Person any non-public information with respect to, or take any other action regarding, any inquiry, expression of interest, proposal or offer that constitutes, or could reasonably be expected to lead to, an Acquisition Proposal, (iii) agree to, accept, approve, endorse or recommend (or publicly propose or announce any intention or desire to agree to, accept, approve, endorse or recommend) any Acquisition Proposal, (iv) enter into any letter of intent or any other Contract contemplating or otherwise relating to any Acquisition Proposal, (v) submit any Acquisition Proposal to the vote of any Company Securityholders or (vi) enter into any other transaction or series of transactions not in the ordinary course of business consistent with past practice, the consummation of which would impede, interfere with, prevent or delay, or would reasonably be expected to impede, interfere with, prevent or delay, the consummation of the Merger or the other Transactions. The Company will, and will cause its Representatives to, (A) immediately cease and cause to be terminated any and all existing activities, discussions or negotiations with any Persons conducted prior to or on the Agreement Date with respect to any Acquisition Proposal and (B) immediately revoke or withdraw access of any Person (other than Acquirer and its Representatives) to any data room (virtual or actual) containing any non-public information with respect to the Company in connection with an Acquisition Proposal and request from each Person (other than Acquirer and its Representatives) the prompt return or destruction of all non-public information with respect to the Company previously provided to such Person in connection with an Acquisition Proposal. If any of the Company’s Representatives, whether in his, her or its capacity as such or in any other capacity, takes any action that the Company is obligated pursuant to this Section 5.2 not to authorize or permit such Representative to take, then the Company shall be deemed for all purposes of this Agreement to have breached this Section 5.2.

(b) The Company shall immediately (but in any event, within 24 hours) notify Acquirer orally and in writing after receipt by the Company (or, to the knowledge of the Company, by any of the Company’s Representatives), of (i) any Acquisition Proposal, (ii) any inquiry, expression of interest, proposal or offer that constitutes, or would reasonably be expected to lead to, an Acquisition Proposal, (iii) any other notice that any Person is considering making an Acquisition Proposal or (iv) any request for non-public information relating to the Company or for access to any of the properties, books or records of the Company by any Person or Persons other than Acquirer and its Representatives. Such notice shall describe (A) the material terms and conditions of such Acquisition Proposal, inquiry, expression of interest, proposal, offer, notice or request and (B) the identity of the Person or Group making any such Acquisition Proposal, inquiry, expression of interest, proposal, offer, notice or request. The Company shall keep Acquirer fully informed of the status and details of, and any modification to, any such inquiry, expression of interest, proposal or offer and any correspondence or communications related thereto and shall provide to Acquirer a true, correct and complete copy of such inquiry, expression of interest, proposal or offer and any amendments, correspondence and communications related thereto, if it is in writing, or a reasonable written summary thereof, if it is not in writing. The Company shall provide Acquirer with 48 hours prior notice (or such lesser prior notice as is provided to the members of the Board) of any meeting of the Board at which the Board is reasonably expected to discuss any Acquisition Proposal.

5.3 Confidentiality; Public Disclosure.

(a) The parties hereto acknowledge that Acquirer and the Company have previously executed that certain Mutual Non-Disclosure Agreement, dated as of May 22, 2018, by and between Acquirer and the Company (the “Confidentiality Agreement”), which shall continue in full force and effect in accordance with its terms. Each party hereto agrees that it and its Representatives shall hold the terms of this Agreement, and the fact of this Agreement’s existence, in strict confidence. At no time shall any party hereto disclose any of the terms of this Agreement (including the economic terms) or any non-public information about a party hereto to any other Person without the prior written consent of the party hereto about which such non-public information relates. Notwithstanding anything to the contrary in the foregoing, a party hereto shall be permitted to disclose any and all terms to its financial, tax and legal advisors (each of whom is subject to a similar obligation of confidentiality), and to any Governmental Entity or administrative agency to the extent necessary or advisable in compliance with Applicable Law and the rules of Nasdaq. The Company shall not issue any press release or other public communications relating to the terms of this Agreement or the Transactions or use Acquirer’s name or refer to Acquirer directly or indirectly in connection with Acquirer’s relationship with the Company in any media interview, advertisement, news release, press release or professional or trade publication, or in any print media, whether or not in response to an inquiry, without the prior written approval of Acquirer, unless required by Applicable Law (in which event a satisfactory opinion of counsel to that effect shall be first delivered to Acquirer prior to any such disclosure) and except as reasonably necessary for the Company to obtain the Company Stockholder Approval and the other consents and approvals of the Company Stockholders and other third parties contemplated by this Agreement. Notwithstanding anything to the contrary contained herein or in the Confidentiality Agreement, Acquirer may make such public communications regarding this Agreement or the Transactions as Acquirer may determine is reasonably appropriate.

5.4 Reasonable Best Efforts; Regulatory Approvals.

(a) Each of the parties hereto agrees to use its reasonable best efforts, and to cooperate with each other party hereto, to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, appropriate or desirable to consummate and make effective, in the most expeditious manner practicable, the Merger and the other Transactions, including the satisfaction of the respective conditions set forth in Article VI, and including to execute and deliver such other instruments and do and perform such other acts and things as may be necessary or reasonably desirable for effecting completely the consummation of the Merger and the other Transactions.

(b) As promptly as practicable after the Agreement Date, and no later than ten (10) Business Days of the Agreement Date, Acquirer and the Company shall execute and file, or join in the execution and filing of, any application, notification (including the provision of any required information in connection therewith) or other document that may be required under the HSR Act or any other Applicable Law designed to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade (collectively, the “Antitrust Laws”) in order to obtain the authorization, approval or consent of any Governmental Entity, or expiration or termination of the applicable waiting periods under such Antitrust Laws, that may be reasonably required, or that Acquirer may reasonably request to be made, in connection with the consummation of the Merger and the other Transactions. Acquirer and the Company shall each use their respective reasonable best efforts to obtain, and to cooperate with each other to obtain promptly, all such authorizations, approvals, consents, expirations and terminations, and Acquirer and the Company shall each pay an equal share of any filing fees associated therewith.

(c) Notwithstanding anything to the contrary contained herein, it is expressly understood and agreed that: (i) Acquirer shall not have any obligation to litigate or contest any Legal Proceeding challenging any of the Transactions as violative of any Antitrust Law and (ii) Acquirer shall be under no obligation to proffer, make proposals, negotiate, execute, carry out or submit to agreements or Orders providing for (A) the sale, transfer, license, divestiture, encumbrance or other disposition or holding separate (through the establishment of a trust or otherwise) of any assets, categories of assets, operations or categories of operations of Acquirer or any of its Affiliates or of the Company, (B) the discontinuation of any product or service of Acquirer or any of its Affiliates or of the Company, (C) the licensing or provision of any technology, software or other Intellectual Property of Acquirer or any of its Affiliates or of the Company to any Person, (D) the imposition of any limitation or regulation on the ability of Acquirer or any of its Affiliates to freely conduct their business or own their respective assets, (E) the holding separate of the shares of Company Capital Stock or any limitation or regulation on the ability of Acquirer or any of its Affiliates to exercise full rights of ownership of the shares of Company Capital Stock or (F) any actions that are not conditions on the occurrence of the Closing (any one or more of the foregoing, an “Antitrust Restraint”).

(d) Each of Acquirer and the Company shall fully cooperate with the other in connection with any review by any Governmental Entity of any of the Transactions, including, but not limited to (i) promptly informing the other of any material communication between such party and any Governmental Entity regarding any of the Transactions; (ii) consulting with the other and considering in good faith the views of the other with respect to the information in any filing, application, notification or other document; (iii) if Acquirer or any Affiliate of Acquirer, or the Company or any Affiliate of the Company receives any formal or informal request for supplemental information or documentary material from any Governmental Entity with respect to any of the Transactions, making or causing to be made, as soon as reasonably practicable, a response in compliance with such request; and (iv) nether the Acquirer nor the Company, without the prior consent of the other, permitting any of their Representatives to participate in any meeting with any Governmental Entity relating to the Transactions unless they consult in advance and, to the extent permitted by such Governmental Entity, grants the other the opportunity to attend such meeting.

5.5 Third-Party Consents; Notices. Following consultation with Acquirer, the Company shall use its commercially reasonable efforts (not to require a concession or expenditure other than immaterial processing or consent fees) to obtain, prior to the Closing, and deliver to Acquirer at or prior to the Closing, (a) all consents, waivers and approvals of or under each Contract listed or described on Schedule 2.3(b)(ii)(B) of the Company Disclosure Letter (and any Contract entered into after the Agreement Date that would have been required to be listed or described on Schedule 2.3(b)(ii)(B) of the Company Disclosure Letter if entered into prior to the Agreement Date) and (b) payoff letters and/or written acknowledgements from each of the holders of Company Debt and payees of Transaction Expenses identified on Schedule 5.5(b) (each such payoff letter and acknowledgements obtained prior to the Closing, a “Payoff Letter”), which Payoff Letters so delivered shall contain a confirmation of release of any Encumbrances upon the payment by Acquirer of the amount set forth in such Payoff Letter. For the avoidance of doubt, the failure to obtain any such consent, waiver, approval or Payoff Letter shall not constitute a breach of covenant or agreement for all purposes of this Agreement, including Section 6.3(a).

5.6 Litigation. The Company shall (i) notify Acquirer in writing promptly after learning of any Legal Proceeding initiated by or against it, or known by the Company to be threatened against the Company, or any of its directors, officers or employees or the Company Stockholders in their capacity as such (a “New Litigation Claim”), (ii) notify Acquirer of ongoing material developments in any New Litigation Claim and (iii) consult in good faith with Acquirer regarding the conduct of the defense of any New Litigation Claim.

5.7 Access to Information.

(a) During the period from the Agreement Date and continuing until the earlier of the termination of this Agreement and the Effective Time, subject to compliance with Applicable Law, (i) the Company shall afford Acquirer and its Representatives reasonable access during business hours to (A) the Company’s properties, personnel, books, Contracts and records and (B) all other information concerning the business, properties and personnel of the Company as Acquirer may reasonably request and (ii) the Company shall provide to Acquirer and its Representatives true, correct and complete copies of the Company’s (A) internal financial statements, (B) Tax Returns, Tax elections and all other records and work papers relating to Taxes, (C) a schedule of any deferred intercompany gain or loss with respect to transactions to which the Company has been a party and (D) receipts for any Taxes paid to foreign Tax Authorities.

(b) Subject to compliance with Applicable Law, from the Agreement Date until the earlier of the termination of this Agreement and the Closing, the Company shall confer from time to time as requested by Acquirer with one or more Representatives of Acquirer to discuss any material changes or developments in the operational matters of the Company and the general status of the ongoing operations of the Company.

(c) No information or knowledge obtained by Acquirer during the pendency of the Transactions in any investigation pursuant to this Section 5.7 shall affect or be deemed to modify any representation, warranty, covenant, agreement, obligation or condition set forth herein.

5.8 Spreadsheet. The Company shall prepare and deliver to Acquirer a spreadsheet (the “Spreadsheet”) in form and substance reasonably satisfactory to Acquirer, which spreadsheet shall be dated as of the Closing Date and shall set forth all of the following information (in addition to the other required data and information specified therein), as of immediately prior to the Closing: (i) the names of all of the Converting Holders and their respective addresses, e-mail addresses and, where available, taxpayer identification numbers, (ii) the number and type of shares of Company Capital Stock held by, or subject to the Company Options or Company Warrants held by, such Converting Holders and, in the case of outstanding shares, the respective certificate numbers, (iii) the number of shares of Company Capital Stock subject to and the exercise price per share in effect for each Company Option and Company Warrant, (iv)

the vesting status and schedule with respect to Company Options and Company Warrants and Unvested Company Shares and terms of the Company’s rights to repurchase such Unvested Company Shares (including the per share repurchase price payable with respect thereto), (v) for each Company Option that was early exercised, the Tax status of each such Company Option under Section 422 of the Code, the date of such exercise and the applicable exercise price, (vi) the calculation of Fully-Diluted Company Common Stock, Common Per Share Consideration and Aggregate Exercise Price, (vii) the calculation of aggregate cash amounts payable to each such Converting Holder pursuant to Section 1.3(a)(i), Section 1.3(a)(ii) or Section 1.3(a)(v) and (viii) a funds flow memorandum setting forth applicable wire transfer instructions for each holder of Company Debt and Transaction Expenses that are incurred but unpaid as of the Closing.

5.9 Expenses; Company Debt. Whether or not the Merger is consummated, except as otherwise set forth herein, all costs and expenses incurred in connection with this Agreement and the Transactions (including Transaction Expenses) shall be paid by the party incurring such expense; provided that at the Closing, Acquirer shall pay or cause to be paid all Transaction Expenses that are incurred but unpaid as of the Closing. At, and subject to, the Closing, Acquirer shall repay or cause to be repaid all Company Debt.

5.10 Employees.

(a) Prior to the Closing, the Company shall continue to honor the obligations of the Company to the Company employees pursuant to any employment agreements between the Company and the Continuing Employees in effect on the Closing Date; provided that nothing herein shall limit the at-will nature of the Company employees’ employment, or limits the ability of the Acquirer, the Company or the Surviving Corporation to terminate or modify the employment of the Continuing Employees. Notwithstanding anything to the contrary in the foregoing, with the exception of the Key Employees, none of Acquirer, Merger Sub and the Surviving Corporation shall have any obligation to make an offer of employment to any employee of the Company. With respect to matters described in this Section 5.10, the Company will consult with Acquirer (and will consider in good faith the advice of Acquirer) prior to sending any notices or other communication materials to its employees.

(b) For at least one year following the Closing Date, Acquirer agrees that each Continuing Employee shall be provided with (i) a rate of cash compensation (including salary and target bonus) that is not less favorable than the rate of cash compensation (including salary and target bonus) paid by the Company to such Continuing Employee on the date hereof and (ii) other benefits that are no less favorable in the aggregate than the benefits provided by the Company to such Continuing Employee on the date hereof. As soon as commercially reasonable after the Closing Date, Acquirer shall enroll the Continuing Employees in Acquirer’s employee benefit plans for which such employees are eligible (the “Acquirer Plans”), including its medical plan, dental plan, life insurance plan and disability plan, on substantially similar terms applicable to employees of Acquirer who are similarly situated based on levels of responsibility and working location, to the extent permitted by the terms of the applicable Acquirer Plans; provided, however, that Acquirer shall not be obligated to enroll any Continuing Employee in Acquirer Plans if Acquirer maintains in effect a comparable Company Employee Plan for the benefit of such employee following the Closing Date. Without limiting the generality of the foregoing, for Continuing Employees so enrolled in Acquirer Plans, Acquirer shall recognize the prior service with the Company of each of the Continuing Employees for purposes of eligibility, and, to the extent permitted by the terms of the applicable Acquirer Plans, for purposes of accrual of vacation, severance and time off benefits, in each case to the extent such Acquirer Plans provide for such benefits; provided, however, that no such crediting of service shall result in any duplication of benefits. In addition, for purposes of each Acquirer Plan providing health or welfare benefits for the benefit of any Continuing Employees, Acquirer will cause all pre-existing condition exclusions, evidence of insurability requirements, waiting periods and actively-at-work requirements of such Acquirer Plan to be waived (except that, for insured benefit plans, to the extent permitted under the terms of the insurance policy) for such employee and his or her covered dependents. Notwithstanding the foregoing, all Continuing Employees will be “at-will” (except for non-United States Continuing Employees located in a jurisdiction that does not recognize the “at will” employment concept, if any). Nothing contained herein, express or implied, (x) is intended to confer upon any Continuing Employee any right to continued employment for any period or continued receipt of any specific employee benefit, or shall constitute an amendment to or any other modification of any benefit plan, (y) shall alter or limit Acquirer’s or the Company’s or their Affiliates’ ability to amend, modify or terminate any particular benefit plan, program, agreement or arrangement or (z) is intended to confer upon any individual (including employees, retirees or dependents or beneficiaries of employees or retirees) any right as a third party beneficiary of this Agreement.

(c) The Company shall use its commercially reasonable efforts to cause the delivery to Acquirer of a true, correct and complete copy of each election statement under Section 83(b) of the Code filed by each Person who acquired Unvested Company Shares after the Agreement Date (or prior to the Agreement Date to the extent not previously provided by the Company), at or prior to the Closing, in each case together with evidence of timely filing of such election statement with the appropriate IRS Center.

(d) This Section 5.10 shall be binding upon and inure solely to the benefit of each of the parties to this Agreement, and nothing in this Section 5.10, express or implied, shall confer upon any other Person, including any Continuing Employee, any rights or remedies of any nature whatsoever under or by reason of this Section 5.10. Nothing contained herein, express or implied, shall be construed to establish, amend or modify any Company Employee Plan or any other plan, program, arrangement, agreement, policy or commitment. The parties hereto acknowledge and agree that the terms set forth in this Section 5.10 shall not create any right in any Continuing Employee or any other Person to continued employment with the Company, Acquirer, the Surviving Corporation or any of their respective Subsidiaries or Affiliates.

5.11 Termination of Benefit Plans. Effective as of the day immediately preceding the Closing Date, the Board shall adopt resolutions terminating the 401(k) Plan effective as of the date immediately preceding the Closing Date and contingent upon the Closing unless Acquirer has requested that such 401(k) Plan not be terminated by providing written notice to the Company no later than ten (10) Business Days prior to the Closing Date. The Company shall provide Acquirer with evidence that such 401(k) Plan has been terminated (effective no later than the day immediately preceding the Closing Date) pursuant to such resolutions of the Board or any applicable committee thereof. The form and substance of such resolutions shall be subject to review and approval by Acquirer.

5.12 Assumption of Unvested Options. At the Effective Time, each Unvested Option held by a Continuing Employee that is unexpired, unexercised and outstanding as of the Effective Time, shall, on the terms and subject to the conditions set forth in this Agreement, become an Assumed Option. Each such Assumed Option shall continue to have, and be subject to, the same terms and conditions (including, if applicable, the vesting arrangements and other terms and conditions set forth in the Company Option Plan and the applicable stock option agreement for such Unvested Options) as are in effect immediately prior to the Effective Time, except that (a) subject to obtaining any consent required under the Company Option Plan from such Company Optionholder, all Assumed Options that are currently “early exercisable” (or exercisable before such Assumed Options vest) will no longer be “early exercisable” following the Effective Time, and will only become exercisable when such Assumed Options vest, (b) the Assumed Options will be subject to any agreement entered into by such Continuing Employee with Acquirer or the Surviving Corporation, including any modification to the vesting or acceleration of such Assumed Options that is agreed to by such parties, (c) such Assumed Option shall be exercisable for that number of whole shares of Acquirer Common Stock equal to the product (rounded down to the next whole number of shares of Acquirer Common Stock, with no cash being payable for any fractional share eliminated by such rounding) of the number of shares of Company Common Stock that were issuable upon exercise of such Assumed Option immediately prior to the Effective Time and the Option Exchange Ratio and (d) the per share exercise price for the shares of Acquirer Common Stock issuable upon exercise of such Assumed Option shall be equal to the quotient (rounded up to the next whole cent) obtained by dividing the exercise price per share of Company Common Stock at which such Assumed Option was exercisable immediately prior to the Effective Time by the Option Exchange Ratio. It is the intent of the parties hereto that to the extent permitted by Applicable Law, all Assumed Options that prior to the Effective Time were treated as incentive or non-qualified stock options under the Code shall from and after the Effective Time continue to be treated as incentive or non-qualified stock options, respectively, to the extent such Assumed Options continue to qualify for such treatment under the Code and the parties hereto shall act consistently with this intention. Consistent with the terms of the Company Option Plan and the documents governing the outstanding Unvested Options under such plan as in effect on the Agreement Date, the Merger shall not terminate any of the outstanding Company Options held by Continuing Employees under such plan or accelerate the exercisability or vesting of such options or the shares of Acquirer Common Stock that shall be subject to those options upon Acquirer’s assumption of the Unvested Options in the Merger. Promptly after the Closing Date, but in no event later than twenty (20) Business Days after the Closing Date, Acquirer shall issue to each Continuing Employee with Assumed Options a document evidencing the foregoing assumption of such Assumed Option by Acquirer.

5.13 Company Restricted Stock Units. Between the Agreement Date and the Closing, the Company will issue Company restricted stock units having an aggregate value of not greater than $15,000,000 (calculated based on the Common Per Share Consideration) (the “Company Restricted Stock Units”) under the Company 2013 Equity Incentive Plan, subject to the prior review and approval of the Acquirer, such approval not to be unreasonably denied. The Company Restricted Stock Units will have a vesting schedule that conforms with the vesting schedule used for other Acquirer restricted stock units. At the Effective Time, each Company Restricted Stock Unit held by a Continuing Employee that is unexpired, unexercised and outstanding as of the Effective Time, whether vested or unvested, shall, on the terms and subject to the conditions set forth in this Agreement, be assumed by Acquirer. Each such Company Restricted Stock Unit so assumed by Acquirer under this Agreement shall continue to have, and be subject to, the same terms and conditions (including, if applicable, the vesting arrangements and other terms and conditions set forth in the plan under which such Company Restricted Stock Units were issued and the applicable notice of grant of stock unit or other applicable agreement) as are in effect immediately prior to the Effective Time, except that such Company Restricted Stock Unit shall be settled by the issuance of that number of whole shares of Acquirer Common Stock equal to the product (rounded down to the next whole number of shares of Acquirer Common Stock, with no cash being payable for any fractional share eliminated by such rounding) of the number of shares of Company Common Stock that were issuable upon exercise of such option immediately prior to the Effective Time multiplied by the Option Exchange Ratio. The Merger shall not terminate any of the outstanding Company Restricted Stock Units held by Continuing Employees under such plan or accelerate the exercisability or vesting of such Company Restricted Stock Units or the shares of Acquirer Common Stock that shall be subject to those Company Restricted Stock Units upon Acquirer’s assumption in the Merger. Promptly after the Closing Date, Acquirer shall issue to each Continuing Employee who immediately prior to the Effective Time was a holder of an outstanding Company Restricted Stock Unit a document evidencing the foregoing assumption by Acquirer.

5.14 Form S-8. Acquirer will use commercially reasonable efforts to file with the SEC a Form S-8 (or any successor form) so that the Acquirer Common Stock issuable upon exercise of the assumed awards pursuant to Section 5.12 for which a Form S-8 registration statement is available to be registered with the SEC on Form S-8, will exercise commercially reasonable efforts to maintain the effectiveness such registration statement for so long as such awards remain outstanding and will reserve a sufficient number of shares of Acquirer Common Stock for issuance upon exercise or settlement thereof. The Company and its counsel shall reasonably cooperate with and assist Acquirer in the preparation of such registration statement. The Form S-8 registration statement shall not cover the shares of Acquirer Common Stock subject to any Company Options assumed by Acquirer that are held by Persons who are not Continuing Employees.

5.15 Acquirer RSUs. Following the Closing Date, in accordance with Acquirer’s standard equity award policies, Acquirer will grant Acquirer RSUs to Continuing Employees (including the Key Employees) with respect to a number of shares of Acquirer’s common stock having an aggregate fair market value as of the date of grant of not less than $50,000,000 (the “Employee RSUs”), which Employee RSUs shall be allocated as determined by Acquirer, after receiving and considering input from the Company’s CEO regarding such allocation. The Employee RSUs will be subject to all of the terms and conditions set forth in Acquirer’s 2012 Equity Incentive Plan, and in a restricted stock unit agreement to be entered into between the recipients of such Employee RSUs and Acquirer, setting forth vesting terms that are in accordance with Acquirer’s policies for retention awards.

5.16 Certain Closing Certificates and Documents. The Company shall prepare and deliver to Acquirer a draft of the Spreadsheet not later than five (5) Business Days prior to the Closing Date and a final version of the Spreadsheet to Acquirer not later than three (3) Business Days prior to the Closing Date. In the event that Acquirer notifies the Company in good faith that there are reasonably apparent errors in the drafts of the Spreadsheet, Acquirer and the Company shall discuss such errors in good faith and the Company shall correct such errors prior to delivering the final versions of the same in accordance with this Section 5.16. Without limiting the foregoing or Section 5.8, the Company shall provide to Acquirer, together with the Spreadsheet, such supporting documentation, information and calculations as are reasonably necessary for Acquirer to verify and determine the calculations, amounts and other matters set forth in the Spreadsheet.

5.17 Tax Matters. The Company agrees to, and to cause the Subsidiaries to, cooperate with Acquirer and provide any relevant factual information requested by Acquirer that is reasonably necessary for Acquirer to determine the limitations, if any, on the Company’s or any Subsidiary’s Tax loss carryforwards under Section 382 of the Code or any similar provision of Applicable Law of any other jurisdiction applicable to the Company or any of the Subsidiaries. For the avoidance of doubt, the parties acknowledge that the Company makes no representation as to the amount of, or limitations on, any net operating losses, Tax credits, Tax basis or other Tax attributes that it may have after the Closing Date.

5.18 280G Stockholder Approval. Promptly following the execution of this Agreement (and no later than the deadline to deliver the Stockholder Notice), the Company shall submit to the Company Stockholders for approval (in a manner reasonably satisfactory to Acquirer), by such number of holders of Company Stockholders as is required by the terms of Section 280G(b)(5)(B) of the Code, any payments and/or benefits that may separately or in the aggregate, constitute “parachute payments” pursuant to Section 280G of the Code (“Section 280G Payments”) (which determination shall be made by the Company and shall be subject to review and approval by Acquirer, such approval not to be unreasonably withheld, conditioned or delayed), such that such payments and benefits shall not be deemed to be Section 280G Payments, and prior to the Closing, the Company shall deliver to Acquirer notification and documentation reasonably satisfactory to Acquirer that (i) a vote of the holders of Company Capital Stock was solicited in conformance with Section 280G of the Code and the regulations promulgated thereunder and the requisite stockholder approval was obtained with respect to any payments and/or benefits that were subject to the stockholder vote (the “280G Stockholder Approval”) or (ii) that the 280G Stockholder Approval was not obtained and as a consequence, that such payments and/or benefits shall not be made or provided to the extent they would cause any amounts to constitute Section 280G Payments, pursuant to the Parachute Payment Waivers that were executed by the affected individuals prior to the solicitation of the vote of the holders of Company Capital Stock pursuant to this Section 5.18.

5.19 Director and Officer Indemnification.

(a) If the Merger is consummated, then until the sixth anniversary of the Closing Date, Acquirer will cause the Surviving Corporation to fulfill and honor in all respects the obligations of the Company and each of the Subsidiaries to their respective present and former directors and officers (the “Company Indemnified Parties”) pursuant to any indemnification agreements with the Company or such Subsidiary made available to Acquirer and any indemnification or advancement provisions under the Company’s or such Subsidiary’s certificate of incorporation or bylaws (or equivalent organizational documents), in each case, in effect on the Agreement Date (the “Company Indemnification Provisions”) with respect to their acts and omissions as directors and officers of the Company or such Subsidiary occurring prior to the Effective Time, in each case, subject to Applicable Law. From and after the Effective Time, such obligations shall be the joint and several obligations of Acquirer and the Surviving Corporation. The certificate of incorporation and bylaws of the Surviving Corporation will contain provisions with respect to advancement, exculpation and indemnification that are at least as favorable in the aggregate to the Company Indemnified Parties as those contained in the certificate of incorporation and bylaws of the Company (or equivalent organizational documents) as in effect on the Agreement Date, which provisions will not be amended, repealed or otherwise modified for a period of six (6) years from the Effective Time in any manner that adversely affects the rights thereunder of the Company Indemnified Parties, unless such modification is required by Applicable Law. Notwithstanding anything to the contrary contained in the Company Indemnification Provisions, no Company Indemnified Party shall be entitled to coverage under any Acquirer director and officer insurance policy or errors and omission policy unless such Company Indemnified Party is separately eligible for coverage under such policy pursuant to Acquirer’s policies and procedures and the terms of such insurance policy.

(b) Prior to the Effective Time, the Company shall purchase tail insurance coverage (the “Tail Insurance Coverage”) for the Company Indemnified Parties in a form reasonably satisfactory to the Company and Acquirer, which shall provide the Company Indemnified Parties with coverage for six (6) years following the Closing Date in an amount not less than the existing coverage and that shall have other terms not materially less favorable to the insured persons than the directors’ and officers’ liability insurance coverage maintained by the Company as of the Agreement Date. Acquirer shall cause the Surviving Corporation to maintain the Tail Insurance Coverage in full force and effect and continue to honor the obligations thereunder until the sixth anniversary of the Closing Date.

(c) This Section 5.19 (i) shall survive the consummation of the Merger, (ii) is intended to benefit each Company Indemnified Party and their respective heirs, (iii) is in addition to, and not in substitution for, any other rights to indemnification or contribution that any such Person may have against Acquirer or the Surviving Corporation first arising after the earlier of the Closing Date and the termination of this Agreement by contract or otherwise, (iv) shall be enforceable by the Company Indemnified Parties and (v) shall not be terminated or modified in such a manner as to adversely affect the rights of any Company Indemnified Party under this Section 5.19 without the written consent of such affected Company Indemnified Party; provided that recourse shall first be against the Tail Insurance Coverage until it is exhausted before recovery against Acquirer shall take place.

(d) Notwithstanding any other provisions of this Agreement, the obligations of Acquirer and the Surviving Corporation contained in this Section 5.19 shall be binding upon the successors and assigns of Acquirer and the Surviving Corporation. In the event Acquirer or the Surviving Corporation (or any of their respective successors or assigns) (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers or conveys all or substantially all of its properties and assets to any Person, then, and in each such case, proper provision shall be made so that such continuing or surviving corporation or entity or transferee of such assets, as the case may be, shall assume all of the obligations set forth in this Section 5.19.

ARTICLE VI

CONDITIONS TO THE MERGER

6.1 Conditions to Obligations of Each Party to Effect the Merger. The respective obligations of each party hereto to consummate the Transactions shall be subject to the satisfaction or waiver in writing at or prior to the Closing of each of the following conditions:

(a) Company Stockholder Approval. The Company Stockholder Approval shall have been validly obtained.

(b) Illegality. No Order issued by any court of competent jurisdiction or other legal or regulatory restraint or prohibition preventing the consummation of the Merger shall be in effect, and no action shall have been taken by any Governmental Entity seeking any of the foregoing, and no Applicable Law or Order shall have been enacted, entered, enforced or deemed applicable to the Merger that makes the consummation of the Merger illegal.

(c) Antitrust. The applicable waiting period under the HSR Act or any other Antitrust Law for each jurisdiction with respect to which a Governmental Entity identified by Acquirer in writing to the Company within ten (10) Business Days after the Agreement Date shall have expired or early termination of such waiting period shall have been granted.

(d) Governmental Approvals. Acquirer, Merger Sub and the Company shall have timely obtained, from each Governmental Entity identified by Acquirer in writing to the Company within ten (10) Business Days after the Agreement Date, all approvals, waivers and consents, if any, necessary for consummation of, or in connection with, the Merger.

6.2 Additional Conditions to Obligations of the Company. The obligations of the Company to consummate the Transactions shall be subject to the satisfaction or waiver at or prior to the Closing of each of the following conditions (it being understood and agreed that each such condition is solely for the benefit of the Company and may be waived by the Company in writing in its sole discretion without notice or Liability to any Person):

(a) Representations, Warranties and Covenants. The representations and warranties made by Acquirer herein shall be true and correct in all respects (except for such representations and warranties that are qualified by their terms by a reference to materiality or Material Adverse Effect, which representations and warranties as so qualified shall be true and correct in all respects) on and as of the Agreement Date and on and as of the Closing Date as though such representations and warranties were made on and as of such dates (except for representations and warranties that address matters only as to a specified date or dates, which representations and warranties shall be true and correct with respect to such specified date or dates), except where any such failure, individually or in the aggregate with any other such failures, would not reasonably be expected to have a Material Adverse Effect with respect to Acquirer. Acquirer shall have performed and complied in all material respects with all covenants, agreements and obligations herein required to be performed and complied with by Acquirer at or prior to the Closing.

(b) Receipt of Closing Deliveries. The Company shall have received each of the agreements, instruments, certificates and other documents set forth in Section 1.2(a).

6.3 Additional Conditions to the Obligations of Acquirer. The obligations of Acquirer and Merger Sub to consummate the Transactions shall be subject to the satisfaction or waiver at or prior to the Closing of each of the following conditions (it being understood and agreed that each such condition is solely for the benefit of Acquirer and Merger Sub and may be waived by Acquirer (on behalf of itself and/or Merger Sub) in writing in its sole discretion without notice or Liability to any Person):

(a) Representations, Warranties and Covenants. (i) The representations and warranties made by the Company in the first two sentences of clause (a) and clauses (b), (c) and (e) in Section 2.2 (Capital Structure) and Section 2.3(a) (Authority) shall be true and correct on and as of the Agreement Date and on and as of the Closing Date as though such representations and warranties were made on and as of such dates (except for representations and warranties that address matters only as to a specified date or dates, which representations and warranties shall be true and correct with respect to such specified date or dates), except where any such failure, individually or in the aggregate with any other such failures, is de minimis, (ii) any other Special Representations (other than those in clause (i)) shall be true and correct in all material respects (except for such representations and warranties that are qualified by their terms by a reference to materiality or Material Adverse Effect, which representations and warranties as so qualified shall be true and correct in all respects) on and as of the Agreement Date and on and as of the Closing Date as though such representations and warranties were made on and as of such dates (except for representations and warranties that address matters only as to a specified date or dates, which representations and warranties shall be true and correct with respect to such specified date or dates) and (iii) the representations and warranties made by the Company herein (other than the Special Representations) shall be true and correct in all respects (without giving effect to any qualification as to materiality or Material Adverse Effect) on and as of the Agreement Date and on and as of the Closing Date as though such representations and warranties were made on and as of such dates (except for representations and warranties that address matters only as to a specified date or dates, which representations and warranties shall be true and correct with respect to such specified date or dates), except where any such failure, individually or in the aggregate with any other such failures, would not reasonably be expected to have a Material Adverse Effect with respect to the Company. The Company shall have performed and complied in all material respects with all covenants, agreements and obligations herein required to be performed and complied with by the Company at or prior to the Closing.

(b) Receipt of Closing Deliveries. Acquirer shall have received each of the agreements, instruments, certificates and other documents set forth in Section 1.2(b).

(c) Injunctions or Restraints on Conduct of Business. No Order issued by any court of competent jurisdiction or other legal or regulatory restraint or prohibition limiting or restricting Acquirer’s ownership, conduct or operation of the Business following the Closing, including any Antitrust Restraint, shall be in effect, and no Legal Proceeding seeking any of the foregoing by any Governmental Entity, shall be pending.

(d) No Legal Proceedings. No Governmental Entity shall have commenced or threatened in writing to commence any Legal Proceeding challenging or seeking the recovery of a material amount of damages in connection with the Merger or the other Transactions.

(e) No Material Adverse Effect. Since the Agreement Date, there shall not have occurred a Material Adverse Effect with respect to the Company.

(f) Employees. Each Key Employee shall have signed an Offer Letter and a Non-Competition Agreement, each of which shall continue to be in full force and effect.

(g) Dissenting Shares. Either (i) the period during which any holders of any class or series of Company Capital Stock can exercise and perfect their appraisal or dissenters’ rights in accordance with the DGCL or the CCC in connection the Merger shall have expired, and the holders of Company Capital Stock representing not more than 10% of the votes entitled to be cast by holders of Company Capital

Stock entitled to exercise such appraisal or dissenters’ shall have exercised (and not subsequently withdrawn or waived) such appraisal or dissenters’ rights; or (ii) the holders of Company Capital Stock representing at least 90% of the votes entitled to be cast by holders of Company Capital Stock entitled to exercise such appraisal or dissenters’ shall have effectively waived such appraisal or dissenters’ under the DGCL or the CCC in connection with the Merger by execution and delivery of the Written Consent or waiver.

(h) Section 280G Matters. The Company shall have delivered to Acquirer the notification and evidence required by Section 5.18.

ARTICLE VII

TERMINATION

7.1 Termination. At any time prior to the Closing, this Agreement may be terminated and the Merger abandoned by authorized action taken by the terminating party, whether before or after the Company Stockholder Approval is obtained:

(a) by mutual written consent duly authorized by Acquirer and the Board;

(b) by either Acquirer or the Company, by written notice to the other, if the Closing shall not have occurred on or before December 8, 2018 (the “Outside Date”) or such other date that Acquirer and the Company may agree upon in writing (the “Termination Date”); provided that if the Closing has not occurred due to the failure of any of the conditions set forth in Section 6.1(c) or Section 6.1(d) (in connection with any Antitrust Law), the Outside Date may be extended by 90 days upon the election of Acquirer in its sole discretion; provided, further, that the right to terminate this Agreement under this Section 7.1(b) shall not be available to any party whose breach of any covenant, agreement or obligation hereunder will have been the principal cause of, or shall have directly resulted in, the failure of the Closing to occur on or before the Termination Date; provided, further, that if the Closing shall not have occurred by the Termination Date, but on such date, all of the conditions to the Closing set forth in Article VI other than (x) conditions that by their nature are only to be satisfied as of the Closing and (y) any of the conditions set forth in Section 6.1(c) or Section 6.1(d) (but solely, in the case of Section 6.1(d) to the extent the matter giving rise to the failure of any such condition is related to Antitrust Laws), have been satisfied or waived in writing, then at the election of either Acquirer or the Company, the Termination Date shall be extended a maximum of 30 days;

(c) by either Acquirer or the Company, by written notice to the other, if any Order of a Governmental Entity of competent authority preventing the consummation of the Merger shall have become final and non-appealable;

(d) by Acquirer, by written notice to the Company, if (i) there shall have been an inaccuracy in any representation or warranty made by, or a breach of any covenant, agreement or obligation of, the Company herein and such inaccuracy or breach shall not have been cured within five (5) Business Days after receipt by the Company of written notice of such inaccuracy or breach and, if not cured within such period and at or prior to the Closing, such inaccuracy or breach would result in the failure of any of the conditions set forth in Section 6.1 or Section 6.3 to be satisfied (provided that no such cure period shall be available or applicable to any such breach that by its nature cannot be cured), (ii) there shall have been a Material Adverse Effect with respect to the Company, (iii) the Company shall have breached Section 5.1 or Section 5.2 or (iv) the Stockholder Agreement and Written Consent is not executed by (A) each of the Consenting Stockholders within two hours following the execution of this Agreement and (B) holders of Company Stockholders representing the Company Stockholder Approval within five (5) days following the Agreement Date;

(e) by the Company, by written notice to Acquirer, if there shall have been an inaccuracy in any representation or warranty made by, or a breach of any covenant, agreement or obligation of, Acquirer herein and such inaccuracy or breach shall not have been cured within five (5) Business Days after receipt by Acquirer of written notice of such inaccuracy or breach and, if not cured within such period and at or prior to the Closing, such breach would result in the failure of any of the conditions set forth in Section 6.1 or Section 6.2 to be satisfied (provided that no such cure period shall be available or applicable to any such inaccuracy or breach that by its nature cannot be cured).

7.2 Effect of Termination. In the event of termination of this Agreement as provided in Section 7.1, this Agreement shall forthwith become void and there shall be no Liability on the part of Acquirer, Merger Sub, the Company or their respective officers, directors, stockholders or Affiliates; provided that Section 5.3 (Confidentiality; Public Disclosure), Section 5.9 (Expenses; Company Debt), this Section 7.2 (Effect of Termination), Section 7.3 (Termination Fee), Article VII (General Provisions) and any related definition provisions in or referenced in Exhibit A and the Confidentiality Agreement shall remain in full force and effect and survive any termination of this Agreement; provided, further, that no such termination shall relieve any party of any liability or damages to the other hereto resulting from any willful breach of this Agreement.

7.3 Termination Fee.

(a) If this Agreement is terminated by (i) Acquirer or the Company pursuant to Section 7.1(b) or Section 7.1(c) (to the extent such Order relates to the HSR Act), (ii) at the time of such termination, any of the conditions set forth in Section 6.1(b), Section 6.1(c) or Section 6.3(c) were not satisfied by the Company or waived by Acquirer and (iii) at the time of such termination, each of the other conditions in Section 6.1 and Section 6.3 was satisfied (other than conditions that by their nature are only to be satisfied at the Closing; provided that such conditions were then capable of being satisfied), then Acquirer shall pay, or cause to be paid, to the Company an amount equal to $30,000,000 (the “Reverse Termination Fee”).

(b) Notwithstanding anything to the contrary in this Agreement, (i) if Acquirer fails to effect the Closing when required by Section 1.1(c), or otherwise breaches this Agreement (whether willfully, intentionally, unintentionally or otherwise), then (A) a decree or order of specific performance or an injunction or other equitable relief or (B) the termination of this Agreement pursuant to Section 7.1(e) and receipt of the Reverse Termination Fee (which, for the avoidance of doubt, shall not include any interest payments thereon) pursuant to the last sentence of Section 7.3(d), shall be the sole and exclusive remedies (whether at law, in equity, in contract, in tort or otherwise) of the Company (and any other Person) against the Acquirer for any breach, cost, expense, loss or damage suffered as a result thereof or in connection therewith or related thereto. For the avoidance of doubt, nothing shall prohibit the Company from seeking an injunction, specific performance and/or other equitable relief pursuant to Section 8.9.

(c) Upon proper payment of the Reverse Termination Fee pursuant to Section 7.3(a) and in any case subject to Section 7.3(b), Acquirer will not have any further liability or obligation to the Company (or any other Person) relating to or arising out of this Agreement or the Transactions (except that the Acquirer shall continue to be bound by any confidentiality or non-disclosure agreement). All proceedings or claims that may be based upon, in respect of, arise under or relate in any manner to (i) this Agreement, (ii) the negotiation, execution or performance of this Agreement, (iii) any breach of this Agreement and (iv) any failure of the Merger or the other Transactions contemplated hereby, may be made only against the Persons that are expressly identified as parties to this Agreement. For the avoidance of doubt, while the Company may pursue both a grant of specific performance in accordance with Section 8.9 and the payment of the Reverse Termination Fee under Section 7.3(a), under no circumstances shall the Company be permitted or entitled to receive both a grant of specific performance to cause the Closing to be consummated in any case subject to the terms of Section 8.9 and all or any portion of the Reverse Termination Fee.

(d) Each of the parties hereto acknowledges that (i) the agreements contained in this Section 7.3 are an integral part of the Transactions, (ii) the Reverse Termination Fee is not a penalty, but is liquidated damages, in a reasonable amount that will compensate the Company in the circumstances in which the Reverse Termination Fee is payable for the efforts and resources expended and opportunities foregone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the Transactions, which amount would otherwise be impossible to calculate with precision, and (iii) without these agreements, the parties would not enter into this Agreement. Accordingly, if (i) the Reverse Termination Fee is payable pursuant to Section 7.3(a), (ii) Acquirer fails to pay the Reverse Termination Fee in the timeframe set forth in Section 7.3(a) and (iii) in order to obtain the Reverse Termination Fee, the Company commences a suit that results in a judgment against Acquirer for the Reverse Termination Fee or any portion thereof, Acquirer shall pay to the Company its reasonable costs and expenses (including attorneys’ fees) in connection with such suit.

ARTICLE VIII

GENERAL PROVISIONS

8.1 Notices. All notices, requests, consents, claims, demands, waivers and other communications hereunder shall be in writing and shall be deemed given if delivered personally or by commercial delivery service, or mailed by registered or certified mail (return receipt requested) or sent via facsimile or electronic mail (in each case, if provided below and with automated or personal confirmation of receipt) to the parties hereto at the following address (or at such other address for a party as shall be specified by like notice):

(i) if to Acquirer or Merger Sub, to:

Workday, Inc.

6230 Stoneridge Mall Road

Pleasanton, CA 94588

925-951-9000

Attention: General Counsel

Telephone No.: 925-951-9000

Email: generalcounsel@workday.com

with a copy (which shall not constitute notice) to:

Fenwick & West LLP

Silicon Valley Center

801 California Street

Mountain View, CA 94041

Attention: R. Gregory Roussel

Facsimile No.: (650) 938-5200

Telephone No.: (650) 988-8500

Email: groussel@fenwick.com

(ii) if to the Company, to:

Adaptive Insights, Inc.

3350 West Bayshore Road, Suite 200

Palo Alto, CA 94043

Attention: General Counsel

Facsimile No.: (650) 528-7500

Telephone No.: (650) 528-7500

Email: mvinson@adaptiveinsights.com

with a copy (which shall not constitute notice) to:

Cooley LLP

3175 Hanover Street

Palo Alto, CA 94304-1130

Attention: David Segre, Esq.; Garth Osterman, Esq.

Facsimile No.: (650) 849-7400

Telephone No.: (650) 843-5000

Email: dsegre@cooley.com; gosterman@cooley.com

Any notice given as specified in this Section 8.1, (i) if delivered personally or sent by facsimile transmission shall conclusively deemed to have been given or served at the time of dispatch if sent or delivered on a Business Day or, if not sent or delivered on a Business Day, on the next following Business Day and (ii) if sent by commercial delivery service or mailed by registered or certified mail (return receipt requested) shall conclusively be deemed to have been received on the third Business Day after the post of the same.

8.2 Interpretation. When a reference is made herein to Articles, Sections, subsections, Schedules or Exhibits, such reference shall be to an Article, Section or subsection of, or a Schedule or an Exhibit to this Agreement unless otherwise indicated. The headings contained herein are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. The words “include,” “includes” and “including” when used herein shall be deemed in each case to be followed by the words “without limitation.” Where a reference is made to a Contract, instrument or Applicable Law, such reference is to such Contract, instrument or Applicable Law as amended, modified or supplemented, including (in the case of Contracts or instruments) by waiver or consent and (in the case of Applicable Law) by succession of comparable successor Applicable Law and references to all attachments thereto and instruments incorporated therein. Unless the context of this Agreement otherwise requires: (i) words of any gender include each other gender and neutral forms of such words, (ii) words using the singular or plural number also include the plural or singular number, respectively, (iii) the terms “hereof,” “herein,” “hereto,” “hereunder” and derivative or similar words refer to this entire Agreement, (iv) references to clauses without a cross-reference to a Section or subsection are references to clauses within the same Section or, if more specific, subsection, (v) references to any Person include the successors and permitted assigns of that Person, (vi) references from or through any date shall mean, unless otherwise specified, from and including or through and including, respectively, (vii) the phrases “provide to,” “made available” and “deliver to” and phrases of similar import mean that a true, correct and complete paper or electronic copy of the information or material referred to has been delivered to the party to whom such information or material is to be provided, (viii) the phrases “provided to,” “made available to” and phrases of similar import means, with respect to any information, document or other material of Acquirer or the Company, that such information, document or material was made available for review and properly indexed by the Company or Acquirer, respectively, and its Representatives in the virtual data room established by Acquirer or the Company, respectively, in connection with this Agreement at least 24 hours prior to the execution of this Agreement or actually delivered (whether by physical or electronic delivery) to the Company or Acquirer, respectively, or its Representatives at least 24 hours prior to the execution of this Agreement, (ix) the phrase “willful breach” shall mean a deliberate act or a deliberate failure to act on the part of any party to this Agreement, which act or failure to act constitutes in and of itself a material breach of any covenant of such party contained in this Agreement, regardless of whether breaching was the conscious object of the act or failure to act. The symbol “$” refers to United States Dollars. The word “extent” in the phrase “to the extent” means the degree to which a subject or other thing extends and such phrase shall not mean simply “if.” References to a Person are also to its permitted successors and assigns. All references to “days” shall be to calendar days unless otherwise indicated as a “Business Day.” Unless indicated otherwise, all mathematical calculations contemplated by this Agreement shall be rounded to the tenth decimal place, except in respect of payments, which shall be rounded to the nearest whole United States cent.

8.3 Amendment. Subject to Applicable Law, the parties hereto may amend this Agreement by authorized action at any time pursuant to an instrument in writing signed on behalf of each of the parties hereto; provided that after the Company Stockholder Approval is obtained, no amendment shall be made to this Agreement that by Applicable Law requires further approval by the Company Stockholders without such further approval. To the extent permitted by Applicable Law, Acquirer and the Company may cause this Agreement to be amended at any time after the Closing by execution of an instrument in writing signed on behalf of Acquirer and the Company.

8.4 Extension; Waiver. At any time at or prior to the Closing, any party hereto may, to the extent legally allowed, (i) extend the time for the performance of any of the obligations or other acts of the other parties hereto owed to such party, (ii) waive any inaccuracies in the representations and warranties made to such party contained herein or in any document delivered pursuant hereto and (iii) waive any breaches of any of the covenants, agreements, obligations or conditions for the benefit of such party contained herein. Any such extension or waiver shall be valid only if set forth in an instrument in writing that is (I) signed by the Company and (II) with respect to Acquirer and/or Merger Sub, signed by Acquirer. Without limiting the generality or effect of the preceding sentence, no failure to exercise or delay in exercising any right under this Agreement shall constitute a waiver of such right, and no waiver of any breach or default shall be deemed a waiver of any other breach or default of the same or any other provision herein.

8.5 Counterparts. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same instrument and shall become effective when one or more counterparts have been signed by each of the parties hereto and delivered to the other parties hereto; it being understood and agreed that all parties hereto need not sign the same counterpart. The delivery by facsimile or by electronic delivery in PDF format of this Agreement with all executed signature pages (in counterparts or otherwise) shall be sufficient to bind the parties hereto to the terms and conditions set forth herein. All of the counterparts will together constitute one and the same instrument and each counterpart will constitute an original of this Agreement.

8.6 Entire Agreement; Parties in Interest. This Agreement and the documents and instruments and other agreements specifically referred to herein or delivered pursuant hereto, including all the exhibits attached hereto, the Schedules, including the Company Disclosure Letter, (a) constitute the entire agreement among the parties hereto with respect to the subject matter hereof and supersede all prior agreements and understandings, both written and oral, among the parties hereto with respect to the subject matter hereof, except for the Confidentiality Agreement, which shall continue in full force and effect, and shall survive any termination of this Agreement, in accordance with its terms and (b) are not intended to confer, and shall not be construed as conferring, upon any Person other than the parties hereto any rights or remedies hereunder.

8.7 Assignment. Neither this Agreement nor any of the rights and obligations under this Agreement may be assigned or delegated, in whole or in part, by operation of law or otherwise by any of the parties hereto without the prior written consent of the other parties hereto, and any such assignment without such prior written consent shall be null and void, except that Acquirer and/or Merger Sub may assign its rights and delegate its obligations under this Agreement to any direct or indirect wholly owned subsidiary of Acquirer without the prior consent of any other party hereto; provided that notwithstanding any such assignment, Acquirer and/or Merger Sub, as applicable, shall remain liable for all of its obligations under this Agreement. Subject to the preceding sentence, this Agreement shall be binding upon, inure to the benefit of, and be enforceable by, the parties hereto and their respective successors and assigns.

8.8 Severability. In the event that any provision of this Agreement, or the application thereof, becomes or is declared by a court of competent jurisdiction to be illegal, void or unenforceable, the remainder of this Agreement shall continue in full force and effect and shall be interpreted so as reasonably necessary to effect the intent of the parties hereto. The parties hereto shall use all reasonable efforts to replace such void or unenforceable provision of this Agreement with a valid and enforceable provision that shall achieve, to the greatest extent possible, the economic, business and other purposes of such void or unenforceable provision.

8.9 Remedies Cumulative; Specific Performance. Except as otherwise provided herein, any and all remedies herein expressly conferred upon a party hereto shall be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity upon such party, and the exercise by a party hereto of any one remedy shall not preclude the exercise of any other remedy and nothing herein shall be deemed a waiver by any party hereto of any right to specific performance or injunctive relief. It is accordingly agreed that the parties hereto shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof, this being in addition to any other remedy to which they are entitled at law or in equity, and the parties hereto hereby waive the requirement of any posting of a bond in connection with the remedies described herein.

8.10 Arbitration; Submission to Jurisdiction; Consent to Service of Process.

(a) EXCEPT FOR CLAIMS REGARDING EITHER ACQUIRER’S OR THE COMPANY’S INTELLECTUAL PROPERTY RIGHTS AND CONFIDENTIAL INFORMATION, TO WHICH THIS SECTION WILL NOT APPLY, IN THE EVENT THAT A RESOLUTION IS NOT REACHED AMONG THE PARTIES HERETO WITHIN 60 DAYS AFTER WRITTEN NOTICE OF A DISPUTE, THE DISPUTE SHALL BE FINALLY SETTLED BY BINDING ARBITRATION IN SAN FRANCISCO, CALIFORNIA. SUCH ARBITRATION SHALL BE CONDUCTED IN ENGLISH IN ACCORDANCE WITH THE RULES OF THE AMERICAN ARBITRATION ASSOCIATION BY ONE ARBITRATOR APPOINTED IN ACCORDANCE WITH SUCH RULES. THE ARBITRATOR SHALL ALLOW SUCH DISCOVERY AS IS APPROPRIATE TO THE PURPOSES OF ARBITRATION IN ACCOMPLISHING A FAIR, SPEEDY AND COST-EFFECTIVE RESOLUTION OF THE DISPUTE. THE ARBITRATOR SHALL REFERENCE THE FEDERAL RULES OF CIVIL PROCEDURE THEN IN EFFECT IN SETTING THE SCOPE AND TIMING OF DISCOVERY. THE AWARD OF ARBITRATION SHALL BE FINAL AND BINDING UPON THE PARTIES HERETO. THE ARBITRATOR WILL AWARD TO THE PREVAILING PARTY ALL COSTS, FEES AND EXPENSES RELATED TO THE ARBITRATION, INCLUDING REASONABLE FEES AND EXPENSES OF ATTORNEYS, ACCOUNTANTS AND OTHER PROFESSIONALS INCURRED BY THE PREVAILING PARTY, AND JUDGMENT ON THE AWARD RENDERED BY THE ARBITRATOR MAY BE ENTERED IN ANY COURT HAVING JURISDICTION THEREOF.

(b) Subject to the foregoing, the parties hereto hereby irrevocably submit to the exclusive jurisdiction of the courts of the State of Delaware and the Federal courts of the United States of America located in the State of Delaware, in respect of the interpretation and enforcement of the provisions of this Agreement and of the documents referred to herein, and in respect of the Transactions, and hereby waive, and agree not to assert, as a defense in any action, suit or proceeding for the interpretation or enforcement hereof or thereof, that it is not subject thereto or that such action, suit or proceeding may not be brought or is not maintainable in said courts or that the venue thereof may not be appropriate or that this Agreement or any such document may not be enforced in or by such courts, and the parties hereto irrevocably agree that all claims with respect to such action or proceeding shall be heard and determined in such a Delaware State or Federal court. The parties hereto hereby consent to and grant any such court jurisdiction over the person of such parties and over the subject matter of such dispute and agree that mailing of process or other papers in connection with any such action or proceeding in the manner provided in Section 8.1 or in such other manner as may be permitted by Applicable Law, shall be valid and sufficient service thereof. With respect to any particular action, suit or proceeding, venue shall lie solely in the state of Delaware. A party hereto may apply either to a court of competent jurisdiction or to an arbitrator, if one has been appointed, for prejudgment remedies and emergency relief pending final determination of a claim pursuant to this Section 8.10. The appointment of an arbitrator does not preclude a party hereto from seeking prejudgment remedies and emergency relief from a court of competent jurisdiction.

8.11 Governing Law. This Agreement, all acts and transactions pursuant hereto and all obligations of the parties hereto shall be governed by and construed in accordance with the laws of the State of Delaware without reference to such state’s principles of conflicts of law that would refer a matter to a different jurisdiction; provided that any matters related to the effectiveness of the Merger shall be governed by the laws of the State of Delaware without reference to such state’s principles of conflicts of law that would refer a matter to a different jurisdiction.

8.12 Rules of Construction. The parties hereto have been represented by counsel during the negotiation, preparation and execution of this Agreement and, therefore, hereby waive, with respect to this Agreement, each Schedule and each Exhibit attached hereto, the application of any Applicable Law or rule of construction providing that ambiguities in an agreement or other document shall be construed against the party drafting such agreement or document.

8.13 Company Disclosure Letter. The Company Disclosure Letter has been arranged, for purposes of convenience only, as separate parts corresponding to the subsections of Article II of this Agreement. The representations and warranties contained in Article II of this Agreement are subject to (a) the exceptions and disclosures set forth in the part of the Company Disclosure Letter corresponding to the particular subsection of Article II in which such representation and warranty appears; (b) any exceptions or disclosures explicitly cross-referenced in such part of the Company Disclosure Letter by reference to another part of the Company Disclosure Letter; and (c) any exception or disclosure set forth in any other part of the Company Disclosure Letter to the extent it is reasonably apparent that such exception or disclosure is intended to qualify such representation and warranty. No reference to or disclosure of any item or other matter in the Company Disclosure Letter shall be construed as an admission or indication that such item or other matter is material (nor shall it establish a standard of materiality for any purpose whatsoever) or that such item or other matter is required to be referred to or disclosed in the Company Disclosure Letter. The information set forth in the Company Disclosure Letter is disclosed solely for the purposes of this Agreement, and no information set forth therein shall be deemed to be an admission by any party hereto to any third party of any matter whatsoever, including of any violation of Law or breach of any agreement. The Company Disclosure Letter and the information and disclosures contained therein are intended only to qualify and limit the representations, warranties and covenants of the Company contained in this Agreement. Nothing in the Company Disclosure Letter is intended to broaden the scope of any representation or warranty contained in this Agreement or create any covenant. Matters reflected in the Company Disclosure Letter are not necessarily limited to matters required by the Agreement to be reflected in the Company Disclosure Letter. Such additional matters are set forth for informational purposes and do not necessarily include other matters of a similar nature.

8.14 Non-Survival of Representations and Warranties and Covenants. If the Merger is consummated, the representations and warranties of the Company, Acquirer and Sub contained in this Agreement and the certificates contemplated by this Agreement shall expire and be of no further force or effect as of the Closing. If the Merger is consummated, all covenants of the parties hereto shall expire and be of no further force or effect as of the Closing, except to the extent such covenants provide that they are to be performed after the Closing.

[SIGNATURE PAGE NEXT]

IN WITNESS WHEREOF, Acquirer, Merger Sub and the Company have caused this Agreement and Plan of Merger to be executed and delivered by their respective officers thereunto duly authorized, all as of the date first written above.

WORKDAY, INC.

By:	/s/ James P. Shaughnessy
Name:	James P. Shaughnessy
Title:	SVP, General Counsel and Secretary

ARMADILLO ACQUISITION SUB, INC.

By:	/s/ James P. Shaughnessy
Name:	James P. Shaughnessy
Title:	CEO, President and Secretary

[Signature Page to Agreement and Plan of Merger]

IN WITNESS WHEREOF, Acquirer, Merger Sub and the Company have caused this Agreement and Plan of Merger to be executed and delivered by their respective officers thereunto duly authorized, all as of the date first written above.

ADAPTIVE INSIGHTS, INC.

By:	/s/ Thomas F. Bogan
Name:	Thomas F. Bogan
Title:	Chief Executive Officer

[Signature Page to Agreement and Plan of Merger]

EXHIBIT A

Definitions

As used herein, the following terms shall have the meanings indicated below:

“Acquirer Common Stock” means the Common Stock, par value $0.001 per share, of Acquirer.

“Acquirer RSUs” means restricted stock units granted under the Acquirer’s 2012 Equity Incentive Plan.

“Acquirer Stock Price” means the average of the closing sale prices of Acquirer Common Stock on the Nasdaq Global Select Market for the twenty (20) consecutive trading days ending with the trading day that is three (3) trading days prior to the Closing Date.

“Acquisition Proposal” means, with respect to the Company, any agreement, offer, proposal or bona fide indication of interest (other than this Agreement or any other offer, proposal or indication of interest by Acquirer), or any public announcement of intention to enter into any such agreement or of (or intention to make) any offer, proposal or bona fide indication of interest, relating to, or involving: (i) any acquisition or purchase from the Company, or from the Company Stockholders, by any Person or Group of more than a 10% interest in the total outstanding voting securities of the Company or any tender offer or exchange offer that if consummated would result in any Person or Group beneficially owning 10% or more of the total outstanding voting securities of the Company or any merger, consolidation, business combination or similar transaction involving the Company, (ii) any sale, lease, mortgage, pledge, exchange, transfer, license (other than in the ordinary course of business consistent with past practice), acquisition, or disposition of more than 10% of the assets of the Company in any single transaction or series of related transactions, (iii) any liquidation, dissolution, recapitalization or other significant corporate reorganization of the Company, or any extraordinary dividend, whether of cash or other property or (iv) any other transaction outside of the ordinary course of business consistent with past practice the consummation of which would impede, interfere with, prevent or delay, or would reasonably be expected to impede, interfere with, prevent or delay, the consummation of the Merger or the other Transactions.

“Affiliate” means, with respect to any Person, any other Person that directly or indirectly through one or more intermediaries controls, or is controlled by, or is under common control with, such Person, including any general partner, managing member, officer or director of such Person or any venture capital fund now or hereafter existing that is controlled by one or more general partners or managing members of, or shares the same management company with, such Person, in each case as of the date on which, or at any time during the period for which, the determination of affiliation is being made. For purposes of this definition, the term “control” (including the correlative meanings of the terms “controlled by” and “under common control with”), as used with respect to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management policies of such Person, whether through the ownership of voting securities or by Contract or otherwise.

“Aggregate Exercise Price” means the sum of the exercise prices of all In the Money Options, Company Unvested Options held by Continuing Employees immediately prior to the Effective Time, and Outstanding Warrants and that are included in the Fully-Diluted Company Common Stock.

“Anti-Corruption Law” means any Applicable Law relating to anti-bribery or anti-corruption (governmental or commercial), including the U.S. Foreign Corrupt Practices Act of 1977, as amended, and any other Applicable Law that prohibits the corrupt payment, offer, promise or authorization of the payment or transfer of anything of value (including gifts or entertainment), directly or indirectly, to any Person, including any Government Official.

“Applicable Law” means, with respect to any Person, any federal, state, foreign, local, municipal or other law, statute, constitution, legislation, principle of common law, resolution, ordinance, code, edict, decree, rule, directive, license, permit, regulation, ruling or requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Entity and any Orders applicable to such Person or such Person’s Affiliates or to any of their respective assets, properties or businesses.

“Business” means the business of the Company as currently conducted and as currently proposed to be conducted by the Company.

“Business Day” means a day (i) other than Saturday or Sunday and (ii) on which commercial banks are open for business in San Francisco, California.

“CCC” means the California Corporations Code.

“Code” means the Internal Revenue Code of 1986, as amended.

“Common Per Share Consideration” means (i) the sum of (A) the Stockholder Consideration plus (B) the Aggregate Exercise Price divided by (ii) the Fully-Diluted Company Common Stock.

“Company Capital Stock” means, collectively, the Company Common Stock and the Company Preferred Stock.

“Company Common Stock” means the common stock, par value of $0.001 per share, of the Company.

“Company Contract” shall mean any Contract made available to Acquirer to which the Company or any Subsidiary of the Company is a party that: (i) with respect to the fiscal year ending on the Fiscal Year End Date, (A) resulted in a source of revenue for the Company and its Subsidiaries, taken as a whole, in excess of $100,000 for such fiscal year or (B) resulted in the payment of expenses by the Company and its Subsidiaries in excess of $100,000 for such fiscal year; or (ii) the termination or cancellation of such Contract would reasonably be expected to have a Material Adverse Effect.

“Company Debt” means indebtedness of the Company and any Subsidiaries for money borrowed, including all accrued interest and any prepayment or other penalties payable in connection with the repayment of such Company Debt at the Closing.

“Company Option Plan” means, collectively, each stock option plan, program or arrangement of the Company, including but not limited to the Company’s 2003 Equity Incentive Plan and 2013 Equity Incentive Plan.

“Company Optionholders” means (i) with respect to any time before the Effective Time, collectively, the holders of record of Company Options outstanding as of such time and (ii) with respect to any time at or after the Effective Time, collectively, the holders of record of Company Options outstanding as of immediately prior to the Effective Time.

“Company Options” means options to purchase shares of Company Common Stock.

“Company Preferred Stock” means the Company Series A Stock, the Company Series B Stock, the Company Series C Stock, the Company Series D Stock, the Company Series E Stock, the Company Series E-1 Stock, Company Series F Stock and the Company Series G Stock.

“Company Registration Statement” means that certain Amendment No. 2 to Form S-1 Registration Statement filed by the Company with the SEC on June 1, 2018.

“Company Securityholders” means, collectively, the Company Stockholders, Company Optionholders and Company Warrantholders.

“Company Series A Stock” means the Series A Preferred Stock, par value $0.001 per share of the Company.

“Company Series B Stock” means the Series B Preferred Stock, par value $0.001 per share of the Company.

“Company Series C Stock” means the Series C Preferred Stock, par value $0.001 per share of the Company.

“Company Series D Stock” means the Series D Preferred Stock, par value $0.001 per share of the Company.

“Company Series E Stock” means the Series E Preferred Stock, par value $0.001 per share of the Company.

“Company Series E-1 Stock” means the Series E-1 Preferred Stock, par value $0.001 per share of the Company.

“Company Series F Stock” means the Series F Preferred Stock, par value $0.001 per share of the Company.

“Company Series G Stock” means the Series G Preferred Stock, par value $0.001 per share of the Company.

“Company Stockholders” means (i) with respect to any time before the Effective Time, collectively, the holders of record of shares of Company Capital Stock outstanding as of such time and (ii) with respect to any time at or after the Effective Time, collectively, the holders of record of shares of Company Capital Stock outstanding as of immediately prior to the Effective Time.

“Company Transaction Documents” means this Agreement and each other Transaction Document to which the Company is or will be a party.

“Company Warrantholders” means (i) with respect to any time before the Effective Time, collectively, the holders of record of Company Warrants outstanding as of such time and (ii) with respect to any time at or after the Effective Time, collectively, the holders of record of Company Warrants outstanding as of immediately prior to the Effective Time.

“Company Warrants” means warrants to purchase shares of Company Capital Stock.

“Continuing Employees” means the employees of the Company who remain employees of the Surviving Corporation or one of its subsidiaries as of immediately after the Effective Time.

“Contract” means any written or oral legally binding contract, agreement, instrument, commitment or undertaking of any nature (including leases, subleases, licenses, mortgages, notes, guarantees, sublicenses, subcontracts, letters of intent and purchase orders) as of the Agreement Date or as may hereafter be in effect, including all amendments, supplements, exhibits and schedules thereto.

“Converting Holders” means (i) Company Stockholders (other than those Company Stockholders all of whose shares of Company Capital Stock constitute Dissenting Shares), (ii) Company Optionholders holding In the Money Options and (iii) Company Warrantholders, in each case as of immediately prior to the Effective Time.

“DGCL” means the General Corporation Law of the State of Delaware.

“Dissenting Shares” means any shares of Company Capital Stock that are issued and outstanding immediately prior to the Effective Time and in respect of which appraisal or dissenters’ rights shall have been perfected, and not waived, withdrawn or lost, in accordance with the DGCL or the CCC in connection with the Merger.

“Employee Option” means each In the Money Option granted to the Company Optionholder in the Company Optionholder’s capacity as, or had vesting tied to the Company Optionholder’s performance of services as, an employee of the Company or any Subsidiary for applicable employment Tax purposes.

“Encumbrance” means, with respect to any asset, any mortgage, easement, encroachment, equitable interest, right of way, deed of trust, lien (statutory or other), pledge, charge, security interest, title retention device, conditional sale or other security arrangement, collateral assignment, claim, adverse claim of title, right of first refusal, restriction or other encumbrance of any kind in respect of such asset (including any restriction on (i) the voting of any security or the transfer of any security or other asset, (ii) the receipt of any income derived from any asset, (iii) the use of any asset and (iv) the possession, exercise or transfer of any other attribute of ownership of any asset).

“Environmental, Health and Safety Requirements” means all Applicable Law concerning or relating to worker/occupational health and safety, or pollution or protection of the environment, including those relating to the presence, use, manufacturing, refining, production, generation, handling, transportation, treatment, recycling, transfer, storage, disposal, distribution, importing, labeling, testing, processing, discharge, release, threatened release, control or other action or failure to act involving cleanup of any hazardous materials, substances or wastes, chemical substances or mixtures, pesticides, pollutants, contaminants, toxic chemicals, petroleum products or byproducts, asbestos, polychlorinated biphenyls, noise or radiation, each as amended and as now in effect.

“Equity Interests” means, with respect to any Person, any capital stock of, or other ownership, membership, partnership, joint venture or equity interest in, such Person or any indebtedness, securities, options, warrants, call, subscription or other rights or entitlements of, or granted by, such Person or any of its Affiliates that are convertible into, or are exercisable or exchangeable for, or giving any Person any right or entitlement to acquire any such capital stock or other ownership, partnership, joint venture or equity interest, in all cases, whether vested or unvested.

“ERISA Affiliate” means any trade or business (whether or not incorporated) that is treated as a single employer with the Company or any Subsidiary within the meaning of Section 414(b), (c), (m) or (o) of the Code.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Fiscal Year End Date” means January 31, 2018, which is the final day of the Company’s most recently ended fiscal year.

“Fully-Diluted Company Common Stock” means the sum, without duplication, of (i) the aggregate number of shares of Company Common Stock that are issued and outstanding immediately prior to the Effective Time, (ii) the aggregate number of shares of Company Common Stock that are issuable upon the exercise of Company Warrants, In the Money Options, Company Restricted Stock Units or other direct or indirect rights to acquire shares of Company Common Stock that are issued and outstanding immediately prior to the Effective Time, (iii) the aggregate number of shares of Company Capital Stock that would be issuable upon the conversion of any convertible securities of the Company outstanding immediately prior to the Effective Time, (iv) shares of Company Common Stock that are issuable upon the exercise of Unvested Options, (v) the aggregate number of shares of Company Capital Stock purchasable under or otherwise subject to any rights (other than Company Options) to acquire shares of Company Capital Stock (whether or not immediately exercisable) outstanding immediately prior to the Effective Time; provided that, notwithstanding clauses (i) through (v) of this definition (x) Employee RSUs and (y) Unvested Options held by Persons that are not Continuing Employees, shall, in each case, not be included in the Fully-Diluted Company Common Stock.

“GAAP” means United States generally accepted accounting principles set forth in the opinions and pronouncements of the Accounting Principles Board and the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board, that are applicable to the circumstances of the date of determination, consistently applied.

“Government Official” means (i) any official, employee, agent or representative of, or any Person acting in an official capacity for or on behalf of, any Governmental Entity, (ii) any political party, political party official or candidate for political office, (iii) any official, employee, agent or representative of, or any Person acting in an official capacity for or on behalf of, a company, business, enterprise or other entity owned, in whole or in part, or controlled by any Governmental Entity or (iv) any official, employee, agent or representative of, or any Person acting in an official capacity for or on behalf of, a public international organization.

“Governmental Entity” means any supranational, national, state, municipal, local or foreign government, any court, tribunal, arbitrator, administrative agency, commission or other Government Official, authority or instrumentality, in each case whether domestic or foreign, any stock exchange or similar self-regulatory organization or any quasi-governmental or private body exercising any executive, legislative, judicial, regulatory, Tax Authority or other functions of, or pertaining to, government authority (including any governmental or political division, department, agency, commission, instrumentality, official, organization, unit, body or entity and any court or other tribunal).

“Group” has the meaning ascribed to such term under Section 13(d) of the Exchange Act, the rules and regulations thereunder and related case law.

“Highest In the Money Exercise Price” means the highest per share exercise price at which the Common Per Share Consideration would exceed such highest per share exercise price assuming that (I) all Company Options and Company Warrants outstanding as of immediately prior to the Effective Time (x) with a per share exercise price equal to or less than such highest per share exercise price are included in the Fully-Diluted Company Common Stock and (y) with a per share exercise price greater than such highest per share exercise price are excluded from the Fully-Diluted Company Common Stock and (II) the sum of the exercise prices of all Company Options (x) with a per share exercise price equal to or less than such highest per share exercise price were included in the Aggregate Exercise Price and (y) with a per share exercise price greater than such highest per share exercise price were excluded from the Aggregate Exercise Price.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

“In the Money Options” means the unexercised, validly issued, unexpired and vested (after giving effect to any vesting that is contingent upon the completion of the Merger) Company Options or portions of Company Options that are outstanding immediately prior to the Effective Time and that have an exercise price that is less than the Highest In the Money Exercise Price.

“IRS” means the United States Internal Revenue Service.

“knowledge” means, with respect to any fact, circumstance, event or other matter in question, the knowledge of such fact, circumstance, event or other matter after reasonable inquiry of (i) an individual, if used in reference to an individual or (ii) with respect to any Person that is not an individual, the executive officers of such Person, and with respect to the Company, in addition to the executive officers of the Company, the Key Employees.

“Legal Proceeding” means any private or governmental action, inquiry, claim, counterclaim, proceeding, suit, hearing, litigation, audit or investigation, in each case whether civil, criminal, administrative, judicial or investigative, or any appeal therefrom.

“Liabilities” (and, with correlative meaning, “Liability”) means all debts, liabilities, commitments and obligations, whether accrued or fixed, absolute or contingent, matured or unmatured, determined or determinable, liquidated or unliquidated, asserted or unasserted, whenever or however arising, including those arising under Applicable Law or any Legal Proceeding or Order of a Governmental Entity and those arising under any Contract that would be required to be reflected on a balance sheet prepared in accordance with GAAP or disclosed in the notes thereto.

“made available” means a copy of the document (including any amendments, exhibits and schedules thereto) referenced in such statement has been posted in the electronic data site managed by the Company and hosted at www.dfsvenue.com in connection with the Transactions prior to 11:59 p.m. (California time) on the day prior to the Agreement Date and retained at all times from the date of posting through Closing in such electronic data site.

“Material Adverse Effect” with respect to any Person means any change, event, violation, inaccuracy, circumstance or effect (each, an “Effect”) that, individually or taken together with all other Effects, and regardless of whether such Effect constitutes an inaccuracy in the representations or warranties made by, or a breach of the covenants, agreements or obligations of, such Person herein, (i) is, or would reasonably be likely to be or become, materially adverse in relation to the near-term or longer-term condition (financial or otherwise), assets (including intangible assets), Liabilities, business, prospects, capitalization, employees, operations or results of operations of such Person and its subsidiaries, taken as a whole, except to the extent that any such Effect directly results from: (A) the announcement or pendency of the Transactions, (B) changes in general business economic conditions (provided that such changes do not affect such Person disproportionately as compared to such Person’s competitors), (C) changes affecting the industry generally in which such Person operates (provided that such changes do not affect such Person disproportionately as compared to such Person’s competitors), (D) changes in GAAP (provided that such changes do not affect such Person disproportionately as compared to such Person’s competitors), (E) the failure of the Business to meet or achieve the results set forth in any estimates or projections, (F) compliance with the terms of, or the taking of any action expressly required by, this Agreement or the other agreements contemplated hereby or (G) financial, banking, or securities markets (including any disruption thereof and any decline in the price of any security or any market index); or (ii) adversely affects, or would reasonably be likely to adversely affect, such Person’s ability to perform or comply with the covenants, agreements or obligations of such Person herein or to consummate the Transactions in accordance with this Agreement and Applicable Law.

“Merger Consideration” means the Stockholder Consideration plus the Aggregate Exercise Price.

“Nasdaq” means the Nasdaq Stock Market.

“Non-Employee Option” means each In the Money Option that is not an Employee Option.

“Option Exchange Ratio” means the quotient of (i) the Common Per Share Consideration divided by (ii) the Acquirer Stock Price.

“Order” means any judgment, writ, decree, stipulation, determination, decision, award, rule, preliminary or permanent injunction, temporary restraining order or other order.

“Outstanding Warrants” means the unexercised, validly issued, unexpired and vested (after giving effect to any vesting that is contingent upon the completion of the Merger) Company Warrant or portions of Company Warrants that are outstanding immediately prior to the Effective Time and that have an exercise price (after giving effect to any deemed conversion of the Company Preferred Stock exercisable from such Company Warrant pursuant to 1.3(a)(i)) that is less than the Highest In the Money Exercise Price.

“Permitted Encumbrances” means: (i) statutory liens for Taxes that are not yet due and payable or liens for Taxes being contested in good faith by any appropriate proceedings for which adequate reserves have been established, (ii) statutory liens to secure obligations to landlords, lessors or renters under leases or rental agreements, (iii) deposits or pledges made in connection with, or to secure payment of, workers’ compensation, unemployment insurance or similar programs mandated by Applicable Law, (iv) statutory liens in favor of carriers, warehousemen, mechanics and materialmen, to secure claims for labor, materials or supplies and other like liens, (v) liens in favor of customs and revenue authorities arising as a matter of Applicable Law to secure payments of customs duties in connection with the importation of goods and (vi) non-exclusive licenses of Company-Owned Intellectual Property granted by the Company in the ordinary course of business.

“Person” means any natural person, company, corporation, limited liability company, general partnership, limited partnership, limited liability partnership, trust, estate, proprietorship, joint venture, business organization or Governmental Entity.

“Representatives” means, with respect to a Person, such Person’s officers, directors, Affiliates, stockholders or employees, or any investment banker, attorney, accountant, auditor or other advisor or representative retained by any of them.

“SEC” means the Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, as amended.

“Special Representations” shall mean (i) the first sentence of Section 2.1(a) (Organization, Standing, Power and Subsidiaries), (ii) Section 2.2 (Capital Structure), (iii) Section 2.3 (Authority) and (iv) 2.16 (Transaction Fees).

“Stockholder Consideration” means (i) $1,548,437,000.00 USD in cash less (ii) an amount in cash equal to Transactions Expenses that are incurred as of the Closing in excess of $30,000,000.

“Subsidiary” means any corporation, partnership, limited liability company or other Person of which the Company, either alone or together with one or more Subsidiaries or by one or more other Subsidiaries (i) directly or indirectly owns or purports to own, beneficially or of record securities or other interests representing more than 50% of the outstanding equity, voting power, or financial interests of such Person or (ii) is entitled, by Contract or otherwise, to elect, appoint or designate directors constituting a majority of the members of such Person’s board of directors or other governing body.

“Tax” (and, with correlative meaning, “Taxes” and “Taxable”) means any net income, alternative or add-on minimum tax, gross income, estimated, gross receipts, sales, use, ad valorem, value added, transfer, franchise, fringe benefit, capital stock, profits, license, registration, withholding, payroll, social security (or equivalent), employment, unemployment, disability, excise, severance, stamp, occupation, premium, property (real, tangible or intangible), environmental or windfall profit tax, custom duty or other tax of any kind whatsoever, together with any interest or any penalty, addition to tax or additional amount (whether disputed or not) imposed by any Governmental Entity responsible for the imposition of any such tax (domestic or foreign) (each, a “Tax Authority”).

“Tax Return” means any return, statement, report or form (including estimated Tax returns and reports, withholding Tax returns and reports, any schedule or attachment, and information returns and reports) filed or required to be filed with respect to Taxes.

“Transaction Document” means, collectively, this Agreement and each other agreement or document referred to in this Agreement or to be executed in connection with any of the Transactions.

“Transaction Expenses” means all third-party fees, costs, expenses, payments and expenditures incurred by or on behalf of the Company in connection with the Merger, this Agreement and the Transactions, whether or not incurred, billed or accrued (including (i) any fees, costs expenses, payments and expenditures of legal counsel and accountants and (ii) the maximum amount of fees costs, expenses, payments and expenditures payable to brokers, finders, financial advisors, investment bankers or similar Persons notwithstanding any earn-outs, escrows or other contingencies).

“Unvested Company Shares” means shares of Company Capital Stock that are not vested (after giving effect to any vesting that is contingent upon the completion of the Merger) under the terms of any Contract with the Company or subject to forfeiture or a right of repurchase by the Company (including any stock option agreement, stock option exercise agreement or restricted stock purchase agreement).

“Unvested Options” means the unexercised, validly issued, unexpired and unvested (after giving effect to any vesting that is contingent upon the completion of the Merger) Company Options or portions of Company Options that are outstanding immediately prior to the Effective Time and that have an exercise price that is less than the Highest In the Money Exercise Price.

Other capitalized terms used herein and not defined in this Exhibit A shall have the meanings assigned to such terms in the following Sections:

“280G Stockholder Approval”	5.18	“Acquirer”	Preamble

“Acquirer Plans”	5.10(b)

“Agreement”	Preamble

“Agreement Date”	Preamble

“Antitrust Laws”	5.4(b)

“Antitrust Restraint”	5.4(c)

“Assumed Options”	1.3(a)(iii)(B)

“Author”	2.9(d)

“Board”	Recitals

“Bylaws”	1.2(b)(ii)

“Certificate of Merger”	1.1(d)

“Certificate of Incorporation”	1.2(b)(ii)

“Certificates”	1.4(a)

“Closing”	1.1(c)

“Closing Date”	1.1(c)

“Closing Option Consideration”	1.3(a)(iii)(A)

“Closing Stock Consideration”	1.3(a)(ii)

“Closing Warrant Consideration”	1.3(a)(v)

“COBRA”	2.11(c)

“Company”	Preamble

“Company Associate”	4.2(c)

“Company Authorizations”	2.7(b)

“Company Balance Sheet”	2.4(b)

“Company Balance Sheet Date”	2.4(b)

“Company Data”	2.9(a)(i)

“Company Disclosure Letter”	Article II

“Company Employee Plans”	2.11(a)

“Company Indemnification Provision”	5.19(a)

“Company Indemnified Parties”	5.19(a)

“Company Intellectual Property”	2.9(a)(ii)

“Company-Owned Intellectual Property”	2.9(a)(iii)

“Company Privacy Policies”	2.9(a)(iv)

“Company Products”	2.9(a)(v)

“Company Registered Intellectual Property”	2.9(a)(vi)

“Company Restricted Stock Units”	5.13

“Company SEC Documents”	2.22

“Company Source Code”	2.9(a)(vii)

“Company Stockholder Approval”	2.3(a)

“Confidential Information”	2.9(f)

“Confidentiality Agreement”	5.3(a)

“Consenting Stockholders”	Recitals

“Disregarded Shares”	1.3(b)

“Effective Time”	1.1(d)

“Employee RSUs”	5.15

“Enforceability Exceptions”	2.3(a)

“ERISA”	2.11(a)(i)

“Export Approvals”	2.19

“Financial Statements”	2.4(a)

“Intellectual Property”	2.9(a)(viii)

“Intellectual Property Rights”	2.9(a)(ix)

“Key Employee”	Recitals

“Letter of Transmittal”	1.4(a)

“Material Contracts”	2.15(a)

“Merger”	Recitals

“Merger Sub”	Preamble

“New Litigation Claim”	5.6

“Non-Competition Agreement”	Recitals

“OFAC”	2.19

“Offer Letter”	Recitals

“Ordinary Commercial Agreements”	2.10(e)

“Open Source Materials”	2.9(a)(xii)

“Parachute Payment Waiver”	1.2(b)(vi)

“Paying Agent”	1.4(b)(i)

“Personal Data”	2.9(a)(xi)

“Pre-Closing Period”	4.1

“Privacy Laws”	2.9(a)(xii)

“Process” or “Processing”	2.9(a)(xiii)

“Proprietary Information and Technology”	2.9(a)(xiv)

“Reseller Agreements”	2.15(a)(iii)

“Section 280G Payments”	5.18

“Significant Customer”	2.20

“Significant Supplier”	2.21

“Spreadsheet”	5.8

“Stockholder Agreement”	Recitals

“Stockholder Notice”	5.1(c)

“Surviving Corporation”	1.1(a)

“Tail Insurance Coverage”	5.19(b)

“Termination Date”	7.1(b)

“Third-Party Intellectual Property”	2.9(a)(xv)

“Transactions”	Recitals

“WARN Act”	2.11(l)

“Written Consent”	Recitals

AMENDMENT TO

AGREEMENT AND PLAN OF MERGER

THIS AMENDMENT TO AGREEMENT AND PLAN OF MERGER is effective as of July 31, 2018, by and among Workday, Inc., a Delaware corporation (“Acquirer”), Armadillo Acquisition Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Acquirer (“Merger Sub”), and Adaptive Insights, Inc., a Delaware corporation (the “Company”).

IN CONSIDERATION of the mutual covenants, conditions and agreements set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, it is hereby agreed that:

ARTICLE I

Definitions

When used herein, the following terms shall have the meanings specified:

1.1 Amendment. “Amendment” shall mean this Amendment to the Merger Agreement (as defined below).

1.2 Merger Agreement. “Merger Agreement” shall mean the Agreement and Plan of Merger, dated as of June 11, 2018, by and among Acquirer, Merger Sub and the Company.

1.3 Other Terms. The other capitalized terms used in this Amendment shall have the definitions assigned in the Merger Agreement.

ARTICLE II

Amendment

2.1 The definition of “Fully-Diluted Company Common Stock” on Exhibit A attached to the Merger Agreement is hereby amended and restated as follows:

“Fully-Diluted Company Common Stock” means the sum, without duplication, of (i) the aggregate number of shares of Company Common Stock that are issued and outstanding immediately prior to the Effective Time, (ii) the aggregate number of shares of Company Common Stock that are issuable upon the exercise of Company Warrants, In the Money Options, Dilutive Company Restricted Stock Units or other direct or indirect rights to acquire shares of Company Common Stock that are issued and outstanding immediately prior to the Effective Time (other than Non-Dilutive Company Restricted Stock Units), (iii) the aggregate number of shares of Company Capital Stock that would be issuable upon the conversion of any convertible securities of the Company outstanding immediately prior to the Effective Time, (iv) shares of Company Common Stock that are issuable upon the exercise of Unvested Options, (v) the aggregate number of shares of Company Capital Stock purchasable under or otherwise subject to any rights (other than Company Options) to acquire shares of Company Capital Stock (whether or not immediately exercisable) outstanding immediately prior to the Effective Time; provided that, notwithstanding clauses (i) through (v) of this definition, (w) Employee RSUs, (x) Unvested Options held by Persons that are not Continuing Employees and (y) Non-Dilutive Company Restricted Stock Units shall, in each case, not be included in the Fully-Diluted Company Common Stock.

2.2 The following definitions are hereby added to Exhibit A attached to the Merger Agreement in alphabetical order:

“Dilutive Company Restricted Stock Units” means any Company Restricted Stock Units that are not Non-Dilutive Company Restricted Stock Units.

“Non-Dilutive Company Restricted Stock Units” means the Company Restricted Stock Units listed on Schedule X of the Merger Agreement.

2.3 The Merger Agreement is hereby amended and supplemented to include Schedule X attached to this Amendment as Schedule X to the Merger Agreement.

ARTICLE III

Miscellaneous

3.1 Continuance of Merger Agreement. Except as specifically amended by this Amendment, the Merger Agreement shall remain in full force and effect.

3.2 Survival. All agreements, representations and warranties made in this Amendment or in any documents delivered pursuant to this Amendment shall survive the execution of this Amendment and the delivery of any such document.

3.3 Governing Law. This Amendment shall be governed in all respects, including validity, interpretation and effect, by the laws of the State of Delaware (without giving effect to its choice of law principles).

3.4 Counterparts; Headings. This Amendment may be executed in counterparts, each of which shall be deemed an original, but such counterparts shall together constitute but one and the same agreement. Article and Section headings in this Amendment are inserted for convenience of reference only and shall not constitute a part hereof.

3.5 Severability. Any provision of this Amendment which is prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions of this Amendment or affecting the validity or enforceability of such provision in any other jurisdiction.

3.6 Effectiveness. Upon execution by all of the signatories hereto, this Amendment shall be effective as of the date first set forth above.

[Signatures pages follow]

IN WITNESS WHEREOF, the parties hereto have executed this Amendment to Agreement and Plan of Merger as of the day, month and year first written above.

ACQUIRER:

WORKDAY, INC.

By:	/s/ James P. Shaughnessy
Name: James P. Shaughnessy
Its: SVP, General Counsel and Secretary

MERGER SUB:

ARMADILLO ACQUISITION SUB, INC.

By:	/s/ James P. Shaughnessy
Name: James P. Shaughnessy
Its: CEO, President and Secretary

COMPANY:

ADAPTIVE INSIGHTS, INC.

By:	/s/ Melanie Vinson
Name: Melanie Vinson
Its: General Counsel